Form 10-K **2023**



OG+E®

OGE Energy Corp.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____to_____

Commission File Number	Exact name of registrants as specified in their charters, address of principal executive offices and registrants' telephone number	I.R.S. Employer Identification No.
1-12579	**OGE ENERGY CORP.**	73-1481638
1-1097	**OKLAHOMA GAS AND ELECTRIC COMPANY**	73-0382390

321 North Harvey
P.O. Box 321
Oklahoma City, Oklahoma 73101-0321
405-553-3000

State or other jurisdiction of incorporation or organization: Oklahoma

Securities registered pursuant to Section 12(b) of the Act:

Registrant	Title of each class	Trading Symbol(s)	Name of each exchange on which registered
OGE Energy Corp.	Common Stock	OGE	New York Stock Exchange
Oklahoma Gas and Electric Company	None	N/A	N/A

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

OGE Energy Corp. ☑ Yes ☐ No   Oklahoma Gas and Electric Company ☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.

OGE Energy Corp. ☐ Yes ☑ No   Oklahoma Gas and Electric Company ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

OGE Energy Corp. ☑ Yes ☐ No   Oklahoma Gas and Electric Company ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

OGE Energy Corp. ☑ Yes ☐ No   Oklahoma Gas and Electric Company ☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

OGE Energy Corp.	Large Accelerated Filer	☑	Accelerated Filer	☐	Non-accelerated Filer	☐	Smaller reporting company	☐	Emerging growth company ☐
Oklahoma Gas and Electric Company	Large Accelerated Filer	☐	Accelerated Filer	☐	Non-accelerated Filer	☑	Smaller reporting company	☐	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

OGE Energy Corp. ☑   Oklahoma Gas and Electric Company ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

OGE Energy Corp. ☐ Yes ☑ No   Oklahoma Gas and Electric Company ☐ Yes ☑ No

At June 30, 2023, the last business day of OGE Energy Corp.'s most recently completed second fiscal quarter, the aggregate market value of shares of common stock held by non-affiliates was $7,192,319,241 based on the number of shares held by non-affiliates (200,287,364) and the reported closing market price of the common stock on the New York Stock Exchange on such date of $35.91.

At June 30, 2023, there was no voting or non-voting common equity of Oklahoma Gas and Electric Company held by non-affiliates.

At January 31, 2024, there were 200,330,340 shares of OGE Energy Corp.'s common stock, par value $0.01 per share, outstanding.

At January 31, 2024, there were 40,378,745 shares of Oklahoma Gas and Electric Company's common stock, par value $2.50 per share, outstanding, all of which were held by OGE Energy Corp. There were no other shares of capital stock of the registrant outstanding at such date.

DOCUMENTS INCORPORATED BY REFERENCE

The Proxy Statement for OGE Energy Corp.'s 2024 annual meeting of shareowners is incorporated by reference into Part III of this Form 10-K.

This combined Form 10-K represents separate filings by OGE Energy Corp. and Oklahoma Gas and Electric Company. Information contained herein related to an individual registrant is filed by such registrant on its own behalf. Oklahoma Gas and Electric Company makes no representations as to the information relating to OGE Energy Corp.'s other operations.

Oklahoma Gas and Electric Company meets the conditions set forth in General Instruction I(1)(a) and (b) of Form 10-K and is therefore filing this form with the reduced disclosure format permitted by General Instruction I(2).

[This page intentionally left blank]

FORM 10-K

FOR THE YEAR ENDED DECEMBER 31, 2023

TABLE OF CONTENTS

[This page intentionally left blank]

GLOSSARY OF TERMS

The following is a glossary of frequently used abbreviations that are found throughout this Form 10-K.

Abbreviation	Definition
2022 Form 10-K	Annual Report on Form 10-K for the year ended December 31, 2022
401(k) Plan	Qualified defined contribution retirement plan
APSC	Arkansas Public Service Commission
ASC	Financial Accounting Standards Board Accounting Standards Codification
ASU	Financial Accounting Standards Board Accounting Standards Update
CenterPoint	CenterPoint Energy Resources Corp., wholly-owned subsidiary of CenterPoint Energy, Inc.
CO_2	Carbon dioxide
Code	Internal Revenue Code of 1986
COVID-19	Novel Coronavirus disease
Dry Scrubber	Dry flue gas desulfurization unit with spray dryer absorber
Enable	Enable Midstream Partners, LP, partnership formed to own and operate the midstream businesses of OGE Energy and CenterPoint (prior to December 2, 2021)
Energy Transfer	Energy Transfer LP, a Delaware limited partnership, collectively with its subsidiaries
EPA	U.S. Environmental Protection Agency
Federal Clean Water Act	Federal Water Pollution Control Act of 1972, as amended
FERC	Federal Energy Regulatory Commission
FIP	Federal Implementation Plan
GAAP	Accounting principles generally accepted in the U.S.
IRP	Integrated Resource Plan
kV	Kilovolt
MRG	Member Resource Group
MW	Megawatt
MWh	Megawatt-hour
NAAQS	National Ambient Air Quality Standard
NERC	North American Electric Reliability Corporation
NO_X	Nitrogen oxide
OCC	Oklahoma Corporation Commission
ODEQ	Oklahoma Department of Environmental Quality
OG&E	Oklahoma Gas and Electric Company, wholly-owned subsidiary of OGE Energy
OGE Energy	OGE Energy Corp., collectively with its subsidiaries, holding company and parent company of OG&E
OGE Holdings	OGE Enogex Holdings LLC, wholly-owned subsidiary of OGE Energy, parent company of Enogex Holdings LLC (prior to May 1, 2013) and 25.5 percent owner of Enable (prior to December 2, 2021)
OSHA	U.S. Department of Labor's Occupational Safety and Health Administration
Pension Plan	Qualified defined benefit retirement plan
PM	Particulate matter
Regional Haze	The EPA's Regional Haze Rule
Registrants	OGE Energy and OG&E
Restoration of Retirement Income Plan	Supplemental retirement plan to the Pension Plan
SIP	State Implementation Plan
SO_2	Sulfur dioxide
SOFR	Secured Overnight Funding Rate
SPP	Southwest Power Pool
System sales	Sales to OG&E's customers
U.S.	United States of America
USFWS	United States Fish and Wildlife Service
Winter Storm Uri	Unprecedented, prolonged extreme cold weather event in February 2021

FILING FORMAT

This combined Form 10-K is separately filed by OGE Energy and OG&E. Information in this combined Form 10-K relating to each individual Registrant is filed by such Registrant on its own behalf. OG&E makes no representation regarding information relating to any other companies affiliated with OGE Energy. Neither OGE Energy, nor any of OGE Energy's subsidiaries, other than OG&E, has any obligation in respect of OG&E's debt securities, and holders of such debt securities should not consider the financial resources or results of operations of OGE Energy nor any of OGE Energy's subsidiaries, other than OG&E (in relevant circumstances), in making a decision with respect to OG&E's debt securities. Similarly, none of OG&E nor any other subsidiary of OGE Energy has any obligation with respect to debt securities of OGE Energy. This combined Form 10-K should be read in its entirety. No one section of this combined Form 10-K deals with all aspects of the subject matter of this combined Form 10-K.

FORWARD-LOOKING STATEMENTS

Except for the historical statements contained herein, the matters discussed within this Form 10-K, including those matters discussed within "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," are forward-looking statements that are subject to certain risks, uncertainties and assumptions. Such forward-looking statements are intended to be identified in this document by the words "anticipate," "believe," "estimate," "expect," "forecast," "intend," "objective," "plan," "possible," "potential," "project," "target" and similar expressions. Actual results may vary materially from those expressed in forward-looking statements. In addition to the specific risk factors discussed within "Item 1A. Risk Factors" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" herein, factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to:

- general economic conditions, including the availability of credit, access to existing lines of credit, access to the commercial paper markets, actions of rating agencies and inflation rates, and their impact on capital expenditures;
- the ability of the Registrants to access the capital markets and obtain financing on favorable terms, as well as inflation rates and monetary fluctuations;
- the ability to obtain timely and sufficient rate relief to allow for recovery of items such as capital expenditures, fuel and purchased power costs, operating costs, transmission costs and deferred expenditures;
- prices and availability of electricity, coal and natural gas;
- competitive factors, including the extent and timing of the entry of additional competition in the markets served by the Registrants, potentially through deregulation;
- the impact on demand for services resulting from cost-competitive advances in technology, such as distributed electricity generation and customer energy efficiency programs;
- technological developments, changing markets and other factors that result in competitive disadvantages and create the potential for impairment of existing assets;
- factors affecting utility operations such as unusual weather conditions; catastrophic weather-related damage; unscheduled generation outages; unusual maintenance or repairs; unanticipated changes to fossil fuel, natural gas or coal supply costs or availability due to higher demand, shortages, transportation problems or other developments; environmental incidents; or electric transmission or gas pipeline system constraints;
- availability and prices of raw materials and equipment for current and future construction projects;
- the effect of retroactive pricing of transactions in the SPP markets or adjustments in market pricing mechanisms by the SPP;
- federal or state legislation and regulatory decisions and initiatives that affect cost and investment recovery, have an impact on rate structures or affect the speed and degree to which competition enters the Registrants' markets;
- environmental laws, safety laws or other regulations that may impact the cost of operations, restrict or change the way the Registrants' facilities are operated or result in stranded assets;
- changes in accounting standards, rules or guidelines;
- the discontinuance of accounting principles for certain types of rate-regulated activities;
- the cost of protecting assets against, or damage due to, terrorism or cyberattacks, including losing control of our assets and potential ransoms, and other catastrophic events;
- changes in the use, perception or regulation of generative artificial intelligence technologies, which could limit our ability to utilize such technology, create risk of enhanced regulatory scrutiny, generate uncertainty around intellectual property ownership, licensing or use, or which could otherwise result in risk of damage to our business, reputation or financial results;

- creditworthiness of suppliers, customers and other contractual parties, including large, new customers from emerging industries such as cryptocurrency;
- social attitudes regarding the utility and power industries;
- identification of suitable investment opportunities to enhance shareholder returns and achieve long-term financial objectives through business acquisitions and divestitures;
- increased pension and healthcare costs;
- national and global events that could adversely affect and/or exacerbate macroeconomic conditions, including inflationary pressures, rising interest rates, supply chain disruptions, economic recessions, pandemic health events and uncertainty surrounding continued hostilities or sustained military campaigns, and their collateral consequences;
- costs and other effects of legal and administrative proceedings, settlements, investigations, claims and matters, including, but not limited to, those described in this Form 10-K; and
- other risk factors listed in the reports filed by the Registrants with the Securities and Exchange Commission, including those listed within "Item 1A. Risk Factors" herein.

The Registrants undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1. Business.

Introduction

OGE Energy is a holding company whose primary investment provides electricity in Oklahoma and western Arkansas. OGE Energy's electric company operations are conducted through its wholly-owned subsidiary, OG&E, which generates, transmits, distributes and sells electric energy in Oklahoma and western Arkansas and are reported through OGE Energy's electric company business segment. OG&E's rates are subject to regulation by the OCC, the APSC and the FERC. OG&E was incorporated in 1902 under the laws of the Oklahoma Territory and is the largest electric company in Oklahoma, with a franchised service territory that includes Fort Smith, Arkansas and the surrounding communities. OG&E sold its retail natural gas business in 1928 and is no longer engaged in the natural gas distribution business.

The Registrants' principal executive offices are located at 321 North Harvey, P.O. Box 321, Oklahoma City, Oklahoma, 73101-0321 (telephone 405-553-3000). OGE Energy's website address is www.oge.com. Through OGE Energy's website, OGE Energy makes available, free of charge, the Registrants' annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. OGE Energy's website and the information contained therein or connected thereto are not intended to be incorporated into this Form 10-K and should not be considered a part of this Form 10-K. Reports filed with the Securities and Exchange Commission are also made available on its website at www.sec.gov.

Strategy

OGE Energy's purpose is to energize life, providing life-sustaining and life-enhancing products and services that enrich its communities, encouraging growth and a higher quality of life. Its business model is centered around growth and sustainability for employees (internally referred to as "members"), communities and customers and the owners of OGE Energy, its shareholders.

OGE Energy is focused on:

- delivering top-quartile safety results, while enabling members to deliver improved value to their communities, customers and shareholders;
- transforming the customer experience by centering decisions on customer impact, which drives customer operations, communications, programs, product development, and the digital experience including increased personalization and self-service;
- providing safe, reliable energy to the communities and customers it serves, with a particular focus on enhancing the value of the grid by improving reliability and resiliency;
- leading economic development and job growth by attracting new and diverse businesses to improve the infrastructure of the communities it serves in Oklahoma and Arkansas;
- ensuring the necessary mix of generation resources to meet the long-term capacity needs of its customers, with a progressively modernized generation portfolio;
- maintaining customer rates that are some of the lowest rates in the country by continuing to focus on innovation, intellectual curiosity and execution with excellence;
- delivering on earnings commitments to shareholders to enhance access to lower-cost debt and equity capital that is needed to deploy infrastructure for the long-term economic health of its communities;
- fostering strong regulatory and legislative relationships, built on integrity, for the long-term benefit of our customers, communities, shareholders and members; and
- developing and growing our members to be able to provide a greater contribution to the company's success, while also improving their own lives.

OGE Energy is focused on creating long-term shareholder value by targeting the consistent growth of consolidated earnings per share of five to seven percent, supported by strong load growth enabled by low customer rates and a strategy of investing in lower risk infrastructure projects that improve the economic vitality of the communities it serves in Oklahoma and Arkansas. In the next five years, OGE Energy expects to continue to grow the dividend, targeting a dividend payout ratio of 65 to 70 percent. Over the next several years, OGE Energy expects earnings per share growth to exceed the dividend growth rate to help achieve this target. OGE Energy's financial objectives also include maintaining investment grade credit ratings and providing a strong and reliable dividend for shareholders.

OGE Energy's long-term sustainability is predicated on providing exceptional customer experiences, investing in grid improvements and investments related to new generation capacity needs, environmental stewardship, strong governance practices and caring for and supporting its members and communities.

Electric Operations - OG&E

General

OG&E provides retail electric service to approximately 896,000 customers in Oklahoma and western Arkansas throughout a service area that covers 30,000 square miles including Oklahoma City, the largest city in Oklahoma, Fort Smith, Arkansas, the third largest city in that state, and other large communities with their contiguous rural and suburban areas. OG&E derived 91 percent of its total electric operating revenues in 2023 from sales in Oklahoma and the remainder from sales in Arkansas. OG&E does not currently serve wholesale customers in either state.

In 2023, OG&E's system control area peak demand was 7,384 MWs on August 21, 2023, and OG&E's load responsibility peak demand was 6,573 MWs on August 21, 2023. The following table presents system sales and variations in system sales for 2023, 2022 and 2021.

Year Ended December 31	2023	2023 vs. 2022	2022	2022 vs. 2021	2021
System sales *(Millions of MWh)*	29.7	(1.0)%	30.0	8.3%	27.7

OG&E is subject to competition in various degrees from government-owned electric systems, municipally-owned electric systems, rural electric cooperatives and, in certain respects, from other private utilities, power marketers and cogenerators. Oklahoma law forbids the granting of an exclusive franchise to a utility for providing electricity.

Besides competition from other suppliers or marketers of electricity, OG&E competes with suppliers of other forms of energy. The degree of competition between suppliers may vary depending on relative costs and supplies of other forms of energy. It is possible that changes in regulatory policies or advances in technologies such as fuel cells, microturbines, windmills and photovoltaic solar cells will reduce costs of new technology to levels that are equal to or below that of most central station electricity production. OG&E's ability to maintain relatively low cost, efficient and reliable operations is a significant determinant of its competitiveness.

OKLAHOMA GAS AND ELECTRIC COMPANY
CERTAIN OPERATING STATISTICS

Year Ended December 31	2023	2022	2021
ELECTRIC ENERGY *(Millions of MWh)*			
Generation (exclusive of station use)	13.3	13.6	16.3
Purchased	18.8	19.0	14.6
Total generated and purchased	32.1	32.6	30.9
OG&E use, free service and losses	(1.6)	(1.5)	(1.6)
Electric energy sold	30.5	31.1	29.3
ELECTRIC ENERGY SOLD *(Millions of MWh)*			
Residential	9.6	10.4	9.6
Commercial	8.5	7.8	6.7
Industrial	4.2	4.3	4.3
Oilfield	4.4	4.4	4.2
Public authorities and street light	3.0	3.1	2.9
System sales	29.7	30.0	27.7
Integrated market	0.8	1.1	1.6
Total sales	30.5	31.1	29.3
ELECTRIC OPERATING REVENUES *(In millions)*			
Residential	$ 1,040.4	$ 1,307.0	$ 1,342.1
Commercial	688.4	818.3	763.0
Industrial	240.5	327.5	330.8
Oilfield	211.9	308.8	318.1
Public authorities and street light	234.9	299.0	289.5
System sales revenues	2,416.1	3,060.6	3,043.5
Provision for rate refund	2.0	(1.2)	—
Integrated market	71.6	163.8	468.9
Transmission	143.0	131.7	140.2
Other	41.6	20.8	1.1
Total operating revenues	$ 2,674.3	$ 3,375.7	$ 3,653.7
ACTUAL NUMBER OF ELECTRIC CUSTOMERS *(At end of year)*			
Residential	762,433	756,751	749,091
Commercial	106,787	105,018	103,337
Industrial	2,377	2,464	2,585
Oilfield	6,739	6,791	6,804
Public authorities and street light	17,766	17,735	17,630
Total customers	896,102	888,759	879,447

Regulation and Rates

OG&E's retail electric tariffs are regulated by the OCC in Oklahoma and by the APSC in Arkansas. The issuance of certain securities by OG&E is also regulated by the OCC and the APSC. OG&E's transmission activities, short-term borrowing authorization and accounting practices are subject to the jurisdiction of the FERC. The Secretary of the U.S. Department of Energy has jurisdiction over some of OG&E's facilities and operations. In 2023, 86 percent of OG&E's electric revenue was subject to the jurisdiction of the OCC, eight percent to the APSC and six percent to the FERC.

The OCC and the APSC require that, among other things, (i) OGE Energy permits the OCC and the APSC access to the books and records of OGE Energy and its affiliates relating to transactions with OG&E; (ii) OGE Energy employ accounting and other procedures and controls to protect against subsidization of non-utility activities by OG&E's customers; and (iii) OGE Energy refrain from pledging OG&E assets or income for affiliate transactions. In addition, the FERC has access to the books and records of OGE Energy and its affiliates as the FERC deems relevant to costs incurred by OG&E or necessary or appropriate for the protection of utility customers with respect to the FERC jurisdictional rates.

For information concerning OG&E's recently completed and currently pending regulatory proceedings, see Note 14 within "Item 8. Financial Statements and Supplementary Data."

Regulatory Assets and Liabilities

OG&E, as a regulated electric company, is subject to accounting principles for certain types of rate-regulated activities, which provide that certain incurred costs that would otherwise be charged to expense can be deferred as regulatory assets, based on the expected recovery from customers in future rates. Likewise, certain actual or anticipated credits that would otherwise reduce expense can be deferred as regulatory liabilities, based on the expected flowback to customers in future rates. Management's expected recovery of deferred costs and flowback of deferred credits generally results from specific decisions by regulators granting such ratemaking treatment.

OG&E records certain incurred costs and obligations as regulatory assets or liabilities if, based on regulatory orders or other available evidence, it is probable that the costs or obligations will be included in amounts allowable for recovery or refund in future rates. Management continuously monitors the future recoverability of regulatory assets. When in management's judgment future recovery becomes impaired, the amount of the regulatory asset is adjusted, as appropriate. If OG&E were required to discontinue the application of accounting principles for certain types of rate-regulated activities for some or all of its operations, it could result in writing off the related regulatory assets or liabilities, which could have significant financial effects. See Note 1 within "Item 8. Financial Statements and Supplementary Data" for further discussion of OG&E's regulatory assets and liabilities.

Rate Structures

Oklahoma

OG&E's standard tariff rates include a cost of service component (including an authorized return on capital) plus a fuel adjustment clause mechanism that allows OG&E to pass through to customers the actual cost of fuel and purchased power.

OG&E offers several alternative customer programs and rate options, as described below.

- Under OG&E's Smart Grid-enabled SmartHours programs, time-of-use and variable peak pricing rates offer customers the ability to save on their electricity bills by shifting some of their electricity consumption to off-peak times when demand for electricity is lowest.
- The Guaranteed Flat Bill option for residential and small general service accounts allows qualifying customers the opportunity to purchase their electricity needs at a set monthly price for an entire year.
- The Renewable Energy Credit purchase program, the Green Power Wind Rider and the Utility Solar Program are rate options that make renewable energy resources available as a voluntary option to all OG&E Oklahoma retail customers. OG&E's ownership and access to wind and solar resources makes the renewable option a possible choice in meeting the renewable energy needs of OG&E's conservation-minded customers.
- Load Reduction is a voluntary load curtailment program that provides qualifying OG&E commercial and industrial customers who enroll with the opportunity to curtail usage on a voluntary basis when OG&E's system conditions merit curtailment action. Large customers greater than 50 MWs who enroll in the program are also required to participate in Direct Load Control, giving OG&E direct control over the curtailable portion of the customer's load. Customers that curtail their usage will receive credit for their curtailment response.
- OG&E offers certain qualifying customers day-ahead price and flex price rate options which allow participating customers to adjust their electricity consumption based on price signals received from OG&E. The prices for the day-ahead price and flex price rate options are based on OG&E's projected next day hourly operating costs.

In addition to specific rate structures, OG&E provides customers with other programs such as Average Monthly Billing which helps to make the customer's bill more predictable on a monthly basis. Similarly, OG&E has energy efficiency programs which provide qualified customers with programs such as in-home weatherization and opportunities to lower their monthly bill. OG&E also has a Low Income Assistance Program and a Senior Citizen Discount, which provide qualified customers with a monthly bill credit.

OG&E has Public Schools-Demand and Public Schools Non-Demand rate classes that provide OG&E with flexibility to provide targeted programs for load management to public schools and their unique usage patterns. OG&E also provides service level, seasonal and time period fuel charge differentiation that allows customers to pay fuel costs that better reflect the underlying costs of providing electric service. Lastly, OG&E has a military base rider that demonstrates Oklahoma's continued commitment to its military partners.

The previously discussed rate options, coupled with OG&E's other rate choices, provide many tariff options for OG&E's Oklahoma retail customers. The revenue impacts associated with these options are not determinable in future years because customers may choose to remain on existing rate options instead of volunteering for the alternative rate option choices. Revenue variations may occur in the future based upon changes in customers' usage characteristics if they choose alternative rate options.

Arkansas

OG&E's standard tariff rates include a cost of service component (including an authorized return on capital) plus an energy cost recovery mechanism that allows OG&E to pass through to customers the actual cost of fuel and purchased power. OG&E's current rate order from the APSC includes a formula rate rider that provides for an annual adjustment to rates if the earned rate of return falls outside of a plus or minus 50 basis point dead-band around the allowed return on equity. Adjustments are limited to plus or minus four percent of revenue for each rate class for the 12 months preceding the test period. The initial term for the formula rate rider has expired; however, the APSC ruled that OG&E was able to undertake two more true-up updates to its formula rate rider with adjustments to rates occurring in April 2023 and April 2024. Subsequent to the April 2024 update, the formula rate rider will continue until new rates are set in a future general rate review.

OG&E offers several alternative customer programs and rate options, as described below.

- The time-of-use and variable peak pricing tariffs allow participating customers to save on their electricity bills by shifting some of their electricity consumption to off-peak times when demand for electricity is lowest.
- The Renewable Energy Credit purchase program and the Universal Solar Program are rate options that make renewable energy resources available as a voluntary option to all OG&E Arkansas retail customers. OG&E's ownership and access to wind and solar resources makes the renewable option a possible choice in meeting the renewable energy needs of OG&E's conservation-minded customers.
- Load Reduction is a voluntary load curtailment program that provides qualifying OG&E commercial and industrial customers with the opportunity to curtail usage on a voluntary basis and receive a billing credit when OG&E's system conditions merit curtailment action.
- OG&E offers certain qualifying customers day-ahead price and flex price rate options which allow participating customers to adjust their electricity consumption based on a price signal received from OG&E. The day-ahead price and flex price rate options are based on OG&E's projected next day hourly operating costs.

In addition to specific rate structures, OG&E provides customers with other programs such as the Levelized Billing Plan which helps to make the customer's bill more predictable on a monthly basis. Similarly, OG&E has energy efficiency programs which provide qualified customers with programs such as in-home weatherization and opportunities to lower their monthly bill.

Fuel Supply and Generation

The following table presents the OG&E-generated energy produced and purchased, by type, for the last three years.

	Generation Mix (A)		
	2023	2022	2021
Natural gas	**75%**	60%	48%
Coal	**16%**	30%	40%
Renewable	**9%**	10%	12%
Total	**100%**	100%	100%

(A) Generation mix calculated as a percent of net MWhs generated and includes purchased power agreements.

OG&E participates in the SPP Integrated Marketplace. As part of the Integrated Marketplace, the SPP has balancing authority responsibilities for its market participants. The SPP Integrated Marketplace functions as a centralized dispatch, where market participants, including OG&E, submit offers to sell power to the SPP from their resources and bid to purchase power from the SPP for their customers. The SPP Integrated Marketplace is intended to allow the SPP to optimize supply offers and demand bids based upon reliability and economic considerations and to determine which generating units will run at any given time for maximum cost-effectiveness within the SPP area. As a result, OG&E's generating units produce output that is different from OG&E's customer load requirements. Net fuel and purchased power costs are generally recoverable through fuel adjustment clauses.

The following table presents the weighted-average cost of fuel used, by type, for the last three years.

	Fuel Cost (A) (In cents/Kilowatt-Hour)		
	2023	2022	2021
Natural gas	**2.976**	7.032	11.907
Coal	**3.385**	3.253	1.935
Renewable	**—**	—	—
Total	**2.926**	5.480	6.833

(A) Total fuel and purchased power weighted-average cost was 2.837, 5.096 and 6.892 cents per kilowatt-hour in 2023, 2022 and 2021, respectively.

The change in the weighted average cost of fuel in 2023 compared to 2022 was primarily due to lower natural gas prices, and the change in 2022 compared to 2021 was primarily due to inflated fuel costs in 2021 during Winter Storm Uri. Fuel costs are generally recoverable through OG&E's fuel adjustment clauses that are approved by the OCC and the APSC. See Notes 1 and 14 within "Item 8. Financial Statements and Supplementary Data" for further discussion.

Of OG&E's 7,116 total MWs of generation capability reflected in the table within "Item 2. Properties," 4,754 MWs, or 66.8 percent, are from natural gas generation, 1,559 MWs, or 21.9 percent, are from coal generation, 321 MWs, or 4.5 percent, are from dual-fuel generation (coal/gas), 449 MWs, or 6.3 percent, are from wind generation and 33 MWs, or 0.5 percent, are from solar generation.

Natural Gas

As a participant in the SPP Integrated Marketplace, OG&E purchases its natural gas supply through short-term agreements. OG&E relies on a diversified portfolio of natural gas supply comprised of (i) base load agreements that include first-of-month agreements with a fixed price for the month term; (ii) call agreements, whereby OG&E has the right but not the obligation to purchase a defined quantity of natural gas; and (iii) day and intra-day purchases to meet the demands of the SPP Integrated Marketplace. OG&E holds two storage service contracts which provides additional physical storage capacity. These two contracts provide OG&E security in both volume and price to further help protect customers against volatile natural gas prices.

Coal

OG&E's coal-fired units are designed to burn primarily low sulfur western sub-bituminous coal. The coal purchased in 2023 had a weighted average sulfur content of 0.22 percent. Based on the average sulfur content and EPA-certified data, OG&E's coal units have an approximate emission rate of 0.1 lbs. of SO_2 per MMBtu.

For 2024 through 2026, OG&E has coal supply agreements for 100 percent of its expected coal requirements for both the Sooner and River Valley facilities. For the Muskogee facility, OG&E has a majority of its expected 2024 coal requirements met through a coal supply agreement and will fill any additional coal needs through term agreements, spot purchases and the use of existing inventory. In 2023, OG&E purchased 3.0 million tons of coal from its sub-bituminous suppliers. See "Environmental Laws and Regulations" within "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of environmental matters which may affect OG&E in the future, including its utilization of coal.

Wind

OG&E owns the 120 MW Centennial, 101 MW OU Spirit and 228 MW Crossroads wind farms. OG&E's current wind power portfolio also includes purchased power contracts as presented in the following table.

Company	Location	Original Term of Contract	Expiration of Contract	MWs
CPV Keenan	Woodward County, OK	20 years	2030	152.0
Edison Mission Energy	Dewey County, OK	20 years	2031	130.0
NextEra Energy	Blackwell, OK	20 years	2032	60.0

Solar

OG&E currently owns and operates the solar sites presented in the following table.

Name	Location	Year Completed	Photovoltaic Panels	MWs
Mustang	Oklahoma City, OK	2015	9,867	2.5
Covington	Covington, OK	2018	38,000	9.7
Choctaw Nation	Durant, OK	2020	15,344	5.0
Chickasaw Nation	Davis, OK	2020	15,344	5.0
Branch	Branch, AR	2021	15,444	5.0
Durant 2	Durant, OK	2022	15,471	5.0

OG&E will continue to evaluate the need to add additional solar sites to its generation portfolio based on customer demand, utility-scale component supply, cost and reliability.

Environmental Matters

The activities of OG&E are subject to numerous stringent and complex federal, state and local laws and regulations governing environmental protection. These laws and regulations can change, restrict or otherwise impact the Registrants' business activities in many ways, including the handling or disposal of waste material, planning for future construction activities to avoid or mitigate harm to threatened or endangered species and requiring the installation and operation of emissions or pollution control equipment. Failure to comply with these laws and regulations could result in the assessment of administrative, civil and criminal penalties, the imposition of remedial requirements and the issuance of orders enjoining future operations. Management believes that all of the Registrants' operations are in substantial compliance with current federal, state and local environmental standards.

President Biden's Administration has taken a number of actions that adopt policies and affect environmental regulations, including issuance of executive orders that instruct the EPA and other executive agencies to review certain rules that affect OG&E with a view to achieving nationwide reductions in greenhouse gas emissions. OG&E is monitoring these actions which are in various stages of implementation. At this point in time, the impacts of these actions on the Registrants' results of operations, if any, cannot be determined with any certainty. In the meantime, the Registrants continue to have obligations to take or complete action under current environmental rules.

Management continues to evaluate the Registrants' compliance with existing and proposed environmental legislation and regulations and implement appropriate environmental programs in a competitive market but at the current time, based on existing rules, does not expect capital expenditures for environmental control facilities to be material for 2024 or 2025. For further discussion of environmental matters and capital expenditures related to environmental factors that may affect the Registrants, see "2023 Capital Requirements, Sources of Financing and Financing Activities," "Future Capital Requirements" and "Environmental Laws and Regulations" within "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Human Capital Management

Our company fulfills a critical role in the nation's electric utility infrastructure. In order to do so, we believe we need to attract, retain, motivate and develop a high quality, diverse workforce and provide a safe, inclusive and productive work environment for everyone. Our company's core values are teamwork, transparency, respect, integrity, public service, and individual safety and well-being. Our company's core beliefs are unleash potential, live safely, achieve together, create shared trust, value diversity and inclusion, take charge and values matter. We believe that our company's values and beliefs serve as a foundation for our relationships with our employees, who we refer to internally as "members" of the Registrants. These core values and beliefs are reinforced to all members at the time of hire, annually through a review of our Code of Ethics and periodically through small and large group meetings. We believe the efforts described herein, among others, contribute to our members' sense of purpose for the work we perform and result in the retention of our members. This belief is supported by OGE Energy being named by Forbes as the #1 Best Employer in Oklahoma for 2023 based on safety of work environment, competitiveness of compensation, opportunities for advancement, openness to telecommuting and how likely members would be to recommend OGE Energy as an employer. At December 31, 2023, OGE Energy had 2,329 full-time employees, of which 1,936 are OG&E employees.

Total Rewards

To help us attract and retain the most qualified individuals for our businesses, we provide a combination of strong compensation and comprehensive benefit offerings, including healthcare, health savings and flexible spending accounts, short-term and long-term incentive plans, retirement savings plans with company matching contributions, disability coverage, paid time off, parental leave and employee assistance programs. We also have a defined benefit pension plan that covers certain members hired on or before December 1, 2009. Our members are also offered two days of paid volunteer leave every year, which is intended to further enrich both their lives and the lives of others in the communities we serve.

Employee Recruiting, Development and Engagement

We make it a priority to attract, retain, motivate and develop a high-quality workforce. Our recruitment efforts begin with industry and career awareness efforts directed toward learning institutions, parents and students. We have built partnerships with universities, state career tech systems, state education departments, technical learning/trade schools, military bases and local school districts to increase awareness of the employment opportunities we provide and the total rewards packages that are tied to those opportunities. We build these relationships to create talent pipelines that will funnel qualified individuals back to our organization and the workforce needs we have identified.

We provide our members with a variety of opportunities for career growth and development. Many of the positions in our company are highly specialized, so having appropriate training and succession planning is critical to business continuity and competitiveness. We provide leadership, career development and skill-building opportunities, including internal and external training as well as tuition reimbursement, to invest in the next generation of leaders for our company. The number of annual hours of training per employee that we target, and historically average, aligns with the benchmark published annually by the American Society of Training and Development.

OGE Energy, like many utilities across the country, is planning for and managing the effects of turnover of our workforce due to a significant number of retirements occurring now and expected during the next five to ten years. This will also be a period impacted by major transformation of our business through technology investments, regulatory changes to our electric generation portfolio and upgrades to our distribution infrastructure. Management engages in ongoing succession planning discussions, which includes the annual involvement of OGE Energy's Board of Directors as it relates to officer succession planning.

OGE Energy conducts and/or participates in employee engagement surveys to seek feedback from its members on a variety of topics, including understanding of and alignment with the company's strategy, objectives, values and beliefs, management practices, operational performance and the employee value proposition. OGE Energy shares the survey results with members, and senior management incorporates the results of the surveys into their action plans in order to respond to the feedback and further enhance member engagement. In 2023, OG&E was named a Top Workplace in Oklahoma as a result of an employee engagement survey conducted by a third party.

Safety

At OGE Energy, safety is more than a priority; it is a value and is paramount in the work we perform. Our safety principles are core to who we are and what we do. These principles are communicated, demonstrated and embraced at all levels of the company and supported by our core belief to "Live Safely." To us, "Live Safely" means we protect ourselves and others from injury by constant engagement, "always living safely." Our goal is to have zero safety incidents every year, and we educate all members on our incident and injury-free workplace vision through extensive training on safety culture and task specific training to perform their work safely.

To further our vision of safety excellence, our health and safety professionals, supervisors and Safety Task Force teams conduct routine work observations to verify members and contractors are following safety protocols and procedures and provide coaching, if necessary. To further drive improvements in our safety performance, we report and analyze all near misses and incidents to understand the causal factors and associated corrective actions necessary to reduce the likelihood of recurrence. We share what we have learned company-wide to provide real-time learning opportunities for all members. We continue to analyze trends and engage in discussions with our members, creating a dialogue to enhance safety performance and work toward our incident and injury-free workplace. Our focus on safety has contributed to the last eight years being the safest in our 121-year history.

Since the inception of our safety principle that all incidents and injuries are preventable and embracing our incident and injury free vision, we have seen a sustained decline in our injury rate. We have reduced our 5-year averages for OSHA recordable injuries by 67 percent and our Days Away, Restricted, Transfer Rate by 74 percent since our 2011 baseline. The Days Away, Restricted, Transfer rate is an OSHA calculation that determines how safe businesses have been in a calendar year in reference to particular types of worker compensation injuries.

OG&E is subject to a number of federal, state and local regulations, which are administered by a variety of agencies. These agencies cover areas such as health and safety, transportation and the environment. OG&E has processes and procedures for these areas, and we believe we are in material compliance with all applicable regulations.

Diversity and Inclusion

Within our overall recruitment efforts, we are focused on fostering a culture of inclusion with our over-arching goal for the company's workforce to look like the communities we serve. Several of the talent pipeline partnerships referenced above are with organizations and trade schools whose student populations represent ethnic, racial, and socio-economic diversity or are raised in underrepresented communities. We continue working with others to recruit students to their programs who represent diverse communities, which can lead to potential employment for our positions. We have also formed relationships with universities to provide scholarships to students with diverse backgrounds and have focused on hiring individuals transitioning out of the military. For our workforce as a whole, the hiring percentage of members representing gender, racial and ethnically diverse communities has been trending upward, and we expect that trend to continue. The retirement of our more tenured employees creates opportunities to promote, attract, and hire additional individuals with diverse backgrounds.

We strive to reinforce the belief that our members are one of our greatest assets by creating a culture of inclusion throughout the company. One of our core beliefs is to "Value Diversity and Inclusion," which to us means that we embrace the uniqueness of each individual to make us a stronger and more resourceful organization, which enables us to serve and support the diverse communities where we live and work. We do this by, among other things, encouraging members to treat others justly and considering their views in the decisions we make.

The company currently has nine employee-led MRGs supporting Asian American & Pacific Islander, Black, Hispanic, Indigenous People, LGBTQ+, Veteran, and Women members along with new members and those dedicated to public service. All groups are voluntary and inclusive. Each MRG selects an officer of the company to serve as its Executive Sponsor. These MRGs are intended to foster a sense of belonging for all members, inspire conversation, introduce new ways of thinking about issues, drive innovation among our diverse population of members and provide an opportunity for professional development, community involvement and recruitment.

Information About the Registrants' Executive Officers

The following table presents the names, titles and business experience for the most recent five years for those persons serving as Executive Officers of the Registrants as of February 20, 2024:

Name	Age		Current Title and Business Experience
Sean Trauschke	56	2019 - Present:	Chairman of the Board, President and Chief Executive Officer of OGE Energy Corp.
W. Bryan Buckler	51	2021 - Present:	Chief Financial Officer of OGE Energy Corp.
		2019 - 2020:	Vice President of Investor Relations - Duke Energy Corporation
		2019:	Director of Financial Planning and Analysis - Duke Energy Corporation
Sarah R. Stafford	42	2019 - Present:	Controller and Chief Accounting Officer of OGE Energy Corp.
Scott A. Briggs	52	2020 - Present:	Vice President - Human Resources of OG&E
		2019 - 2020:	Managing Director Human Resources of OG&E
Robert J. Burch	61	2020 - Present:	Vice President - Utility Technical Services of OG&E
		2019 - 2020:	Managing Director Utility Technical Services of OG&E
Andrea M. Dennis	47	2019 - Present:	Vice President - Transmission and Distribution Operations of OG&E
		2019:	Managing Director Transmission and Distribution Operations of OG&E
		2019:	Director System Operations of OG&E
Keith E. Erickson	50	2022 - Present:	Vice President - Sales and Customer Operations of OG&E
		2019 - 2022:	Director of Sales and Business Development of OG&E
Donnie O. Jones	57	2019 - Present:	Vice President - Utility Operations of OG&E
		2019:	Vice President - Power Supply Operations of OG&E
Cristina F. McQuistion	59	2020 - Present:	Vice President - Corporate Responsibility and Stewardship of OGE Energy Corp.
		2019 - 2020:	Vice President - Chief Information Officer of OG&E
Kenneth A. Miller	57	2019 - Present:	Vice President - Public and Regulatory Affairs of OG&E
David A. Parker	47	2020 - Present:	Vice President - Technology, Data and Security of OG&E
		2019 - 2020:	Director Enterprise Security and Risk of OGE Energy Corp.
		2019:	Director of Internal Audit of OGE Energy Corp.
Matthew J. Schuermann	45	2020 - Present:	Vice President - Power Supply Operations of OG&E
		2019 - 2020:	Managing Director Power Plant Operations of OG&E
		2019:	Special Projects Director of OG&E
William H. Sultemeier	56	2022 - Present:	General Counsel, Corporate Secretary and Chief Compliance Officer of OGE Energy Corp.
		2019 - 2022:	General Counsel and Chief Compliance Officer of OGE Energy Corp.
Charles B. Walworth	49	2019 - Present:	Treasurer of OGE Energy Corp.
Johnny W. Whitfield, Jr.	47	2022 - Present:	Vice President - Business Intelligence and Supply Chain of OG&E
		2019 - 2022:	Director of Business Intelligence of OG&E
		2019:	Sr. Manager of Resource Coordination of OG&E
Christine O. Woodworth	53	2021 - Present:	Vice President - Marketing and Communications of OG&E
		2019 - 2021:	Vice President of Public Relations - Sonic Drive-In, a fast-food restaurant chain

No family relationship exists between any of the Executive Officers of the Registrants. Messrs. Trauschke, Buckler, Sultemeier, Walworth and Mses. McQuistion and Stafford are also officers of OG&E. Each Executive Officer is to hold office until the next annual election of officers by the Board of Directors which is typically accomplished at the first regular board meeting following the Annual Meeting of Shareholders, currently scheduled for May 16, 2024.

Item 1A. Risk Factors.

In the discussion of risk factors set forth below, unless the context otherwise requires, the terms "we," "our" and "us" refer to the Registrants. In addition to the other information in this Form 10-K and other documents filed by us and/or our subsidiaries with the Securities and Exchange Commission from time to time, the following factors should be carefully considered in evaluating OGE Energy and its subsidiaries. Such factors could affect actual results and cause results to differ materially from those expressed in any forward-looking statements made by or on behalf of us or our subsidiaries. Additional risks and uncertainties not currently known to us or that we currently view as immaterial may also impair our business operations.

The Registrants are subject to a variety of risks which can be classified as regulatory, operational, financial and general. Risk factors of OG&E are also risk factors of OGE Energy.

REGULATORY RISKS

The Registrants' profitability depends to a large extent on the ability of OG&E to fully recover its costs, including its cost of capital, from its customers in a timely manner, and there may be changes in the regulatory environment that impair its ability to recover costs from its customers.

OG&E is subject to comprehensive regulation by several federal and state regulatory agencies, which significantly influences its operating environment and its ability to fully recover its costs, including its cost of capital, from customers. Recoverability of any under recovered amounts from OG&E's customers due to a rise in fuel costs is a significant risk. The utility commissions in the states where OG&E operates regulate many aspects of its electric operations including siting and construction of facilities, customer service and the rates that OG&E can charge customers. The profitability of the electric operations is dependent on OG&E's ability to fully recover costs related to providing electricity and power services to its customers in a timely manner. Any failure to obtain commission approval to increase rates to fully recover costs, or a delay in the receipt of such approval, could have an adverse impact on OG&E's results of operations. In addition, OG&E's jurisdictions have fuel adjustment clauses that permit OG&E to recover fuel and purchased power costs through rates without a general rate review, subject to a later determination that such costs were prudently incurred. If the state regulatory commissions determine that such costs were not prudently incurred, recovery could be disallowed.

In recent years, the regulatory environments in which OG&E operates have received an increased amount of attention. It is possible that there could be changes in the regulatory environment that would impair OG&E's ability to fully recover costs historically paid by OG&E's customers. State regulatory commissions generally possess broad powers to ensure that the needs of the utility customers are being met. OG&E cannot assure that the OCC, APSC and the FERC will grant rate increases in the future or in the amounts requested, and they could instead lower OG&E's rates.

The Registrants are unable to predict the impact on their operating results from future regulatory activities of any of the agencies that regulate OG&E. Changes in regulations, legislation or the imposition of additional regulations or legislation could have an adverse impact on the Registrants' results of operations.

OG&E's rates are subject to rate regulation by the states of Oklahoma and Arkansas, as well as by a federal agency, whose regulatory paradigms and goals may not be consistent.

OG&E is a vertically integrated electric company. Most of its revenue results from the sale of electricity to retail customers subject to bundled rates that are approved by the applicable state regulatory commission.

OG&E operates in Oklahoma and western Arkansas and is subject to rate regulation by the OCC and the APSC, in addition to FERC regulation of its transmission activities and any wholesale sales. Exposure to inconsistent state and federal regulatory standards may limit our ability to operate profitably. Further alteration of the regulatory landscape in which we operate, including a change in our authorized return on equity, may harm our financial position and results of operations.

Costs of compliance with environmental and other laws and regulations are significant, and the cost of compliance with future environmental and other laws and regulations may adversely affect our results of operations, financial position or liquidity.

We are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, wildlife conservation, natural resources and health and safety that could, among other things, restrict or limit the output of certain facilities or the use of certain fuels required for the production of electricity and/or require additional pollution control equipment and otherwise increase costs. We are also subject to SPP-related capacity methodologies which are expected to continue to impact our future capacity needs. There are significant capital, operating and other costs associated with compliance with these environmental and other statutes, rules and regulations and those costs may be even more significant in the future.

In response to recent regulatory and judicial decisions and international accords, emissions of greenhouse gases including, most significantly, CO_2, could be restricted in the future as a result of federal or state legal requirements or litigation relating to greenhouse gas emissions. No rules are currently in effect that require us to reduce our greenhouse gas emissions, but laws and regulations to which we must adhere change, and the Biden Administration's agenda includes a significant shift in environmental and energy policy, focusing on reducing greenhouse gas emissions and addressing climate change issues. Together, these actions reflect climate change issues and greenhouse gas emission reductions as central areas of focus for domestic and international regulations, orders and policies, such as proposed rules from the EPA in 2023 to reduce emissions of greenhouse gases from fossil fuel-fired electric generating units under Clean Air Act Section 111. In addition, a parallel focus on reducing greenhouse gas emissions is reflected in legislation introduced in Congress. For example, the Infrastructure Investment and Jobs Act and Inflation Reduction Act were passed into law in 2022. These laws present opportunities for federal grants and tax incentives intended to hasten the future economy-wide deployment of various greenhouse gas emission reducing technologies and approaches. These initiatives could lead to new and revised energy and environmental laws and regulations, including tax reforms relating to energy and environmental issues. Any such changes, as well as any enforcement actions or judicial decisions regarding those laws and regulations, could result in significant additional compliance costs that would affect our future financial position, results of operations and cash flows if such costs are not recovered through regulated rates. Such changes also could affect the manner in which we conduct our business and could require us to make substantial additional capital expenditures or abandon certain projects.

Recently proposed environmental regulations may also impact our plan to comply with potential additional changes to the SPP's planning reserve margin and, as further discussed in Note 14 within "Item 8. Financial Statements and Supplementary Data," recent changes to the resource capacity accreditation methodologies for both thermal and renewable resources. Both changes may increase OG&E's generation capacity needs. We may be constrained by the ability to procure resources or labor that is needed to construct projects on time and at a reasonable price, which could significantly impact the extent to which we can successfully comply with these proposed environmental regulations and SPP requirements.

There is inherent risk of the incurrence of environmental costs and liabilities in our operations and historical industry practices. These activities are subject to stringent and complex federal, state and local laws and regulations that can restrict or impact OG&E's business activities in many ways, such as restricting the way OG&E can handle or dispose of its wastes or requiring remedial action to mitigate pollution conditions that may be caused by its operations or that are attributable to former operators. OG&E may be unable to recover these costs from insurance or other regulatory mechanisms. The Biden Administration has suggested that it will enact stricter laws, regulations and enforcement policies that could significantly increase compliance costs and the cost of any remediation that may become necessary. If regulations are enacted regarding any of our generating units, as listed in "Item 2. Properties," it could potentially result in stranded assets.

In addition, we may be required to make significant expenditures in connection with the investigation and remediation of alleged or actual spills, personal injury or property damage claims, and the repair, upgrade or expansion of our facilities to meet future requirements and obligations under environmental laws.

For further discussion of environmental matters that may affect the Registrants, see "Environmental Laws and Regulations" within "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

We are subject to financial risks associated with climate change and the transition to a lower carbon economy.

In addition to the potential for physical risk related to climate change (discussed below), climate change, and the risks related to our transition to a lower carbon economy, creates financial risk. Transition risks represent those risks related to the social and economic changes needed to shift toward a lower carbon future. These risks are often interconnected, representing policy and regulatory changes, technology and market risks, and risks to our reputation and financial performance.

Potential regulation associated with climate change legislation could pose financial risks to OGE Energy and its affiliates. The U.S. is a party to the United Nations' "Paris Agreement" on climate change, and the Agreement, along with other potential legislation and regulation discussed above, could result in enforceable greenhouse gas emission reduction requirements that could lead to increased compliance costs for OGE Energy and its affiliates. For example, in May 2023, the EPA proposed rules to reduce emissions of greenhouse gases from fossil fuel-fired electric generating units under Clean Air Act Section 111. The proposal encompasses rulemakings for both new units and existing units. For further discussion, see "Environmental Laws and Regulations" within "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." It is unknown what the outcome, or any potential material impacts, if any, will be from the final action by the EPA.

As we expand our cleaner energy generation asset mix, the ability to integrate renewable technologies into our operations and maintain reliability and affordability is key. The intermittency of renewables remains a critical challenge particularly as cost-efficient energy storage is still in development. Other technology risks include the need for significant upfront financial investments, lengthy development timelines, and the uncertainty of integration and scalability across our entire service territory.

In addition, to the extent that any climate change adversely affects the national or regional economic health through physical impacts or increased rates caused by the inclusion of additional regulatory costs, CO_2 taxes or imposed costs, OGE Energy and its affiliates may be adversely impacted. There are also increasing risks for energy companies from shareholders currently invested in fossil-fuel energy companies concerned about the potential effects of climate change who may elect in the future to shift some or all of their investments into entities that emit lower levels of greenhouse gases or into non-energy related sectors. Institutional investors and lenders who provide financing to fossil-fuel energy companies also have become more attentive to sustainable investing and lending practices and some of them may elect not to provide funding for fossil fuel energy companies. To the extent financial markets view climate change and emissions of greenhouse gases as a financial risk, this could negatively affect our ability to access capital markets or cause us to receive less than ideal terms and conditions.

In addition, we may be subject to financial risks from private party litigation relating to greenhouse gas emissions. Defense costs associated with such litigation can be significant and an adverse outcome could require substantial capital expenditures and could possibly require payment of substantial penalties or damages. Such payments or expenditures could affect results of operations, financial condition or cash flows if such costs are not recovered through regulated rates.

We may not be able to recover the costs of our substantial investments in capital improvements and additions.

Our business plan calls for extensive investments in capital improvements and additions in OG&E, including modernizing existing infrastructure as well as other initiatives. Significant portions of OG&E's facilities were constructed many years ago. Older generation equipment, even if maintained in accordance with good engineering practices, may require significant capital expenditures to maintain efficiency, to comply with environmental requirements or to provide reliable operations. As discussed above, the Infrastructure Investment and Jobs Act and Inflation Reduction Act present opportunities for federal grants and tax incentives intended to hasten the future economy-wide deployment of various greenhouse gas emission reducing technologies and approaches. We have been awarded grant funds for specific projects through the Infrastructure Investment and Jobs Act, and we plan to pursue additional opportunities available to us under this Act. We expect to typically be responsible for any project costs not covered by grants on further investments related to this Act. OG&E currently provides service at rates approved by one or more regulatory commissions. If these regulatory commissions do not approve adjustments to the rates OG&E charges, it would not be able to recover the costs associated with its planned extensive investment. This could adversely affect the Registrants' financial position and results of operations. While OG&E may seek to limit the impact of any denied recovery by attempting to reduce the scope of its capital investment, there can be no assurance as to the effectiveness of any such mitigation efforts, particularly with respect to previously incurred costs and commitments.

The regional power market in which OG&E operates has changing transmission regulatory structures, which may affect the transmission assets and related revenues and expenses.

OG&E currently owns and operates transmission and generation facilities as part of a vertically integrated electric company. OG&E is a member of the SPP regional transmission organization and has transferred operational authority (but not ownership) of OG&E's transmission facilities to the SPP. The SPP has implemented regional day ahead and real-time markets for energy and operating reserves, as well as associated transmission congestion rights. Collectively, the three markets operate together under the global name, SPP Integrated Marketplace. OG&E represents owned and contracted generation assets and customer load in the SPP Integrated Marketplace for the sole benefit of its customers. OG&E has not participated in the SPP Integrated Marketplace for any speculative trading activities. Our revenues, expenses, assets and liabilities may be adversely affected by changes in the organization, operation and regulation of the SPP Integrated Marketplace by the FERC or the SPP.

Increased competition resulting from efforts to restructure utility and energy markets or deregulation could have a significant financial and load growth impact on us and consequently impact our revenue and affordability of services.

We have been and will continue to be affected by competitive changes to the utility and energy industries. Significant changes have occurred and additional changes have been proposed to the wholesale electric market. Retail competition and the unbundling of regulated energy service could have a significant financial impact on us due to possible impairments of assets, a loss of retail customers, impact profit margins and/or increased costs of capital. Further, we regularly engage in negotiations on renewals of franchise agreements with municipal governments within our service territories. Any such restructuring could have a significant impact on our financial position, results of operations and cash flows. Further, our load growth could be impacted, which could result in an impact on the affordability of our services. We cannot predict when we will be subject to changes in legislation or regulation, nor can we predict the impact of these changes on our financial position, results of operations or cash flows.

We are subject to substantial regulation by governmental agencies. Compliance with current and future regulatory requirements and procurement of necessary approvals, permits and certifications may result in significant costs to us.

We are subject to substantial regulation from federal, state and local regulatory agencies. We are required to comply with numerous laws and regulations and to obtain permits, approvals and certifications from the governmental agencies that regulate various aspects of our businesses, including customer rates, service regulations, retail service territories, sales of securities, asset acquisitions and sales, accounting policies and practices and the operation of generating facilities. We believe the necessary permits, approvals and certificates have been obtained for our existing operations and that our business is conducted in accordance with applicable laws; however, we are unable to predict the impact on our operating results from future regulatory activities of these agencies.

The NERC is responsible for the development and enforcement of mandatory reliability and cyber security standards for the wholesale electric power system. OG&E's plan is to comply with all applicable standards and to expediently correct a violation should it occur. As one of OG&E's regulators, the NERC has comprehensive regulations and standards related to the reliability and security of our operating systems and is continuously developing additional mandatory compliance requirements for the electric power industry. The increasing development of NERC rules and standards will increase compliance costs and our exposure for potential violations of these standards.

OPERATIONAL RISKS

Our results of operations may be impacted by disruptions to fuel supply or the electric grid that are beyond our control.

We are exposed to risks related to performance of contractual obligations by our suppliers and transporters. We are dependent on coal and natural gas for much of our electric generating capacity. We rely on suppliers to deliver coal and natural gas in accordance with short- and long-term contracts. We have certain supply and transportation contracts in place; however, there can be no assurance that the counterparties to these agreements will fulfill their obligations to supply and transport coal and natural gas to us. The suppliers and transporters under these agreements may experience financial or technical problems that inhibit their ability to fulfill their obligations to us. In addition, the suppliers and transporters under these agreements may not be required to provide the commodity or service under certain circumstances, such as in the event of a natural disaster. Deliveries may be subject to short-term interruptions or reductions due to various factors, including transportation problems, weather, availability of equipment and labor shortages. Failure or delay by our suppliers and transporters of coal and natural gas could disrupt our ability to deliver electricity and require us to incur additional expenses to meet the needs of our customers.

Additionally, due to our generation and transmission systems being part of an interconnected regional grid, we face the risk of possible loss of business due to a disruption or black-out caused by an event such as a severe storm, generator or transmission facility outage on a neighboring system or the actions of a neighboring utility. Any such disruption could result in a significant decrease in revenues and significant additional costs to repair assets, which could have a material adverse impact on our financial position, results of operations and cash flows.

OG&E's electric generation, transmission and distribution assets are subject to operational risks that could result in unscheduled plant outages, unanticipated operation and maintenance expenses, increased purchased power costs, accidents and third-party liability.

OG&E owns and operates coal-fired, natural gas-fired, wind-powered and solar-powered generating assets. Operation of electric generation, transmission and distribution assets involves risks that can adversely affect energy output and efficiency levels or that could result in loss of human life, significant damage to property, environmental pollution and impairment of OG&E's operations. Included among these risks are:

- increased prices for fuel, fuel transportation, purchased power and purchased capacity as existing contracts expire;
- facility shutdowns due to a breakdown or failure of equipment or processes or interruptions in fuel supply;
- operator or contractor error or safety related stoppages;
- disruptions in the delivery of electricity;
- intentional destruction of electric grid equipment; and
- catastrophic events such as fires, explosions, tornadoes, floods, earthquakes or other similar occurrences.

The occurrence of any of these events, if not fully covered by insurance or if insurance is not available, could have a material effect on our financial position and results of operations. Further, when unplanned maintenance work is required on power plants or other equipment, OG&E will not only incur unexpected maintenance expenses, but it may also have to make spot market purchases of replacement electricity that could exceed OG&E's costs of generation, or be forced to retire a generation unit if the cost or timing of the maintenance is not reasonable and prudent. If OG&E is unable to recover any of these increased costs in rates, it could have a material adverse effect on our financial performance.

Changes in technology, regulatory policies and customer electricity consumption may cause our assets to be less competitive and impact our results of operations.

OG&E is a vertically integrated electric company and primarily generates electricity at large central facilities. We believe this method is the most efficient and cost-effective method for power delivery, as it typically results in economies of scale and lower costs than newer technologies such as fuel cells, microturbines, wind turbines and photovoltaic solar cells. It is possible that advances in technologies or changes in regulatory policies will reduce costs of new technology to levels that are equal to or below that of most central station electricity production, which could have a material adverse effect on our results of operations. OG&E's widespread use of Smart Grid technology allowing for two-way communications between the electric company and its customers could enable the entry of technology companies into the interface between OG&E and its customers, resulting in unpredictable effects on our current business.

Reductions in customer electricity consumption, thereby reducing electric sales, could result from increased deployment of renewable energy technologies as well as increased efficiency of household appliances, among other general efficiency gains in technology. However, this potential reduction in load would not reduce our need for ongoing investments in our infrastructure to reliably serve our customers. Continued electric infrastructure investment without increased electricity sales could cause increased rates for customers, potentially resulting in further reductions in electricity sales and reduced profitability.

Weather conditions such as tornadoes, thunderstorms, ice storms, windstorms, flooding, earthquakes, prolonged droughts and the occurrence of wildfires, as well as seasonal temperature variations may adversely affect our financial position, results of operations and cash flows.

Weather conditions directly influence the demand for electric power. In OG&E's service area, demand for power peaks during the hot summer months, with market prices also typically peaking at that time. As a result, overall operating results may fluctuate on a seasonal and quarterly basis. In addition, we have historically sold less power, and consequently received less revenue, when weather conditions are milder. Unusually mild weather in the future could reduce our revenues, net income, available cash and borrowing ability. Severe weather, such as tornadoes, thunderstorms, ice storms, windstorms, flooding, earthquakes, prolonged droughts and the occurrence of wildfires, may cause outages and property damage which may require us to incur additional costs that may not be adequately insured and that may not be recoverable from customers. The effect of the failure of our facilities to operate as planned, as described above, would be particularly burdensome during a peak demand period. In addition, prolonged droughts could cause a lack of sufficient water for use in cooling during the electricity generating process.

Physical risks from climate can be considered in both acute (event-driven) and chronic (longer-term shifts in climate patterns) terms. The effects of climate change could exacerbate physical changes in weather and the extreme weather events discussed above, including prolonged droughts, rise in temperatures and more extreme weather events like wildfires and ice storms, among other weather impacts. We have observed some of these events in recent years, and the trend could continue. OG&E can incur significant restoration costs as a result of these weather events. If OG&E is unable to recover any of these increased costs in rates, it could have a material adverse effect on our financial performance.

FINANCIAL RISKS

Market performance, increased retirements, changes in retirement plan regulations and increasing costs associated with our Pension Plan, health care plans and other employee-related benefits may adversely affect our financial position, results of operations or cash flows.

We have a Pension Plan that covers certain employees hired before December 1, 2009. We also have defined benefit postretirement plans that cover certain employees hired prior to February 1, 2000. Assumptions related to future costs, returns on investments, interest rates and other actuarial assumptions with respect to the defined benefit retirement and postretirement plans have a significant impact on our results of operations and funding requirements. We expect to make future contributions to maintain required funding levels as necessary, and it has been our practice to also make voluntary contributions to maintain more prudent funding levels than minimally required. We may continue to make voluntary contributions in the future. These amounts are estimates and may change based on actual stock market performance, changes in interest rates and any changes in governmental regulations.

If the employees who participate in the Pension Plan retire when they become eligible for retirement over the next several years, or if our plan experiences adverse market returns on its investments, or if interest rates materially fall, our pension expense and contributions to the plans could rise substantially over historical levels. The timing and number of employees retiring and selecting the lump-sum payment option could result in pension settlement charges that could materially affect our results of operations if we are unable to recover these costs through our electric rates. In addition, assumptions related to future costs, returns on investments, interest rates and other actuarial assumptions, including projected retirements, have a significant impact on our financial position and results of operations. Those factors are outside of our control.

In addition to the costs of our Pension Plan, the costs of providing health care benefits to our employees and retirees have increased in recent years. We believe that our employee benefit costs, including costs related to health care plans for our employees, will continue to rise. The increasing costs and funding requirements with our Pension Plan, health care plans and other employee benefits may adversely affect our financial position, results of operations or liquidity.

OGE Energy is a holding company with its primary asset being its subsidiary, OG&E.

OGE Energy is a holding company and thus its primary asset is its subsidiary, OG&E. Substantially all of OGE Energy's operations are conducted by this subsidiary. Consequently, OGE Energy's operating cash flow and its ability to pay dividends and service its indebtedness are dependent upon the operating cash flow of OG&E and the payment of funds by OG&E to OGE Energy in the form of dividends. At December 31, 2023, OGE Energy and OG&E had outstanding indebtedness and other liabilities of $8.3 billion. OG&E is a separate legal entity that has no obligation to pay any amounts due on OGE Energy's indebtedness or to make any funds available for that purpose. In addition, OG&E's ability to pay dividends to OGE Energy depends on any statutory and contractual restrictions that may be applicable to the entity, which may include requirements to maintain minimum levels of working capital and other assets. Claims of creditors, including general creditors, of OG&E on its assets will generally have priority over OGE Energy claims (except to the extent that OGE Energy may be a creditor and its claims are recognized) and claims by OGE Energy shareholders.

In addition, as discussed above, OG&E is regulated by state utility commissions in Oklahoma and Arkansas as well as a federal regulatory agency which generally possess broad powers to ensure that the needs of customers are being met. To the extent that the state commissions or federal regulatory agency attempt to impose restrictions on the ability of OG&E to pay dividends to OGE Energy, it could adversely affect its ability to continue to pay dividends.

GENERAL RISKS

Governmental and market reactions to events involving other public companies or other energy companies that are beyond our control may have negative impacts on our business, financial position, results of operations, cash flows and access to capital.

Accounting irregularities at public companies in general, and energy companies in particular, and investigations by governmental authorities into energy trading activities and political contributions, could lead to public and regulatory scrutiny and suspicion for public companies, including those in the regulated and unregulated utility business. Accounting irregularities could cause regulators and legislators to review current accounting practices, financial disclosures and relationships between companies and their independent auditors. The capital markets and rating agencies also could increase their level of scrutiny. We believe that we are complying with all applicable laws and accounting standards, but it is difficult or impossible to predict or control what effect any of these types of events may have on our business, financial position, cash flows or access to the capital markets. It is unclear what additional laws or regulations may develop, and we cannot predict the ultimate impact of any future changes in accounting regulations or practices in general with respect to public companies, the energy industry or our operations specifically. Any new accounting standards could affect the way we are required to record revenues, expenses, assets, liabilities and equity. These changes in accounting standards could lead to negative impacts on reported earnings or decreases in assets or increases in liabilities that could, in turn, affect our financial position, results of operations and cash flows.

Economic conditions, including inflationary pressures and supply chain disruptions, could negatively impact our business and our results of operations.

Our operations have been and are affected by local, national and worldwide economic conditions. National and global events could adversely affect and/or exacerbate macroeconomic conditions, including inflationary pressures, rising interest rates, supply chain disruptions and economic recessions, which in turn affect our operations and our customers. OG&E has experienced rising costs to produce electricity through increased fuel prices, raw material inflation, logistical challenges and certain component shortages. We are dependent upon others, such as fuel suppliers and transporters and suppliers for our capital projects, to help execute our operations. Supply chain disruption has resulted, and may continue to result, in delays in construction activities and equipment deliveries related to our capital projects.

The consequences of a recession could include a lower level of economic activity and uncertainty regarding energy prices and the capital and commodity markets. A lower level of economic activity and general inflation could result in a decline in energy consumption, which could adversely affect our revenues and future growth. Instability in the financial markets, as a result of recession or otherwise, also could affect the cost of capital and our ability to raise capital. Economic conditions may also impact the valuation of certain long-lived assets that are subject to impairment testing, potentially resulting in impairment charges, which could have a material adverse impact on our results of operations.

Economic conditions may be impacted by insufficient financial sector liquidity or inflationary pressures, leading to potential increased unemployment, which could impact the ability of our customers to pay timely, increase customer bankruptcies, and could lead to increased bad debt. If such circumstances occur, we expect that commercial and industrial customers would be impacted first, with residential customers following.

In addition, economic conditions, particularly budget shortfalls, could increase the pressure on federal, state and local governments to raise additional funds by increasing corporate tax rates and/or delaying, reducing or eliminating tax credits, grants or other incentives that could have a material adverse impact on our results of operations and cash flows.

We are subject to cybersecurity risks and increased reliance on processes dependent on technology.

In the regular course of our business, we handle a range of sensitive security and customer information. We are subject to numerous laws and rules concerning safeguarding and maintaining the confidentiality of this information. A security breach of our information systems due to theft, ransomware, viruses, increased use of artificial intelligence technologies, denial of service, hacking, acts of war or terrorism, or inappropriate release of certain types of information, including confidential customer information or system operating information, could have a material adverse impact on our financial position, results of operations and cash flows.

OG&E operates in a highly regulated industry that requires the continued operation of sophisticated information technology systems and network infrastructure. Despite implementation of security measures, the technology systems are vulnerable to disability, failures or unauthorized access. Such failures or breaches of the systems could impact the reliability of OG&E's generation, transmission and distribution systems which may result in a loss of service to customers and also subject OG&E to financial harm due to the significant expense to respond to security breaches or repair system damage. Our generation and transmission systems are part of an interconnected system. Therefore, a disruption caused by the impact of a cybersecurity incident of the regional electric transmission grid, natural gas pipeline infrastructure or other fuel sources of our third-party service providers' operations could also negatively impact our business. If the technology systems were to fail or be breached and not recovered in a timely manner, critical business functions could be impaired and sensitive confidential data could be compromised, which could have a material adverse impact on our financial position, results of operations and cash flows.

Security threats continue to evolve and adapt. We and our third-party vendors have been subject to, and will likely continue to be subject to, attempts to gain unauthorized access to systems and/or confidential data, or to disrupt operations. None of these attempts has individually or in aggregate resulted in a security incident with a material impact on our financial condition or results of operations. Despite implementation of security and control measures, there can be no assurance that we will be able to prevent the unauthorized access of our systems and data, or the disruption of our operations, either of which could have a material impact. Our security procedures, which include among others, virus protection software, cybersecurity controls and monitoring and our business continuity planning, including disaster recovery policies and back-up systems, may not be adequate or implemented properly to fully address the adverse effect of cybersecurity attacks on our systems, which could adversely impact our operations.

We maintain property, casualty and cybersecurity insurance that may cover certain resultant cyber and physical damage or third-party injuries caused by potential cyber events. However, damage and claims arising from such incidents may exceed the amount of any insurance available and other damage and claims arising from such incidents may not be covered at all. For these reasons, a significant cyber incident could reduce future net income and cash flows and impact financial condition.

The failure of our technology infrastructure, or the failure to enhance existing technology infrastructure and implement new technology, could adversely affect our business.

Our operations are dependent upon the proper functioning of our internal systems, including the technology and network infrastructure that support our underlying business processes. Any significant failure or malfunction of such technology infrastructure may result in disruptions of our operations. In the ordinary course of business, we rely on technology infrastructure, including the internet and third-party hosted services, to support a variety of business processes and activities and to store sensitive data. Our technology infrastructure is dependent upon global communications and cloud service providers, as well as their respective vendors, many of whom have at some point experienced significant system failures and outages in the past and may experience such failures and outages in the future. These providers' systems are susceptible to cybersecurity and data breaches, outages from fire, floods, power loss, telecommunications failures, physical attack and similar events. Failure to prevent or mitigate data loss from system failures or outages could materially adversely affect our results of operations, financial position and cash flows.

In addition to maintaining our current technology infrastructure, we believe the digital transformation of our business, including potential generative artificial intelligence, is key to driving internal efficiencies as well as providing additional capabilities to customers. Our technology infrastructure is critical to cost-effective, reliable daily operations and our ability to effectively serve our customers. We expect our customers to continue to demand more sophisticated technology-driven solutions, and we must enhance or replace our technology infrastructure in response. This involves significant development and implementation costs to keep pace with changing technologies and customer demand. If we fail to successfully implement critical technology infrastructure, or if it does not provide the anticipated benefits or meet customer demands, such failure could materially adversely affect our business strategy as well as impact our results of operations, financial position and cash flows.

Terrorist attacks, and the threat of terrorist attacks, have resulted in increased costs to our business and could impact our ability to operate critical infrastructure. Continued hostilities or sustained military campaigns may adversely impact our financial position, results of operations and cash flows.

In recent years, physical attacks on electric equipment owned by other electric companies in the U.S. resulted in the loss of power for a period of time. Authorities have indicated they believe these attacks may have been carried out by domestic extremists, as the U.S. electric grid is noted as being highly vulnerable to domestic terrorism. While OG&E has experienced physical attacks on its electric equipment, these incidents have not been material to its operations. The long-term impact of terrorist attacks and the magnitude of the threat of future terrorist attacks on the electric utility in general, and on us in particular, cannot be known. Increased security measures taken by us as a precaution against possible terrorist attacks have resulted in increased costs to our business. Uncertainty surrounding continued hostilities or sustained military campaigns may affect our operations in unpredictable ways, including disruptions of supplies and markets for our products, and the possibility that our infrastructure facilities could be direct targets of, or indirect casualties of, an act of terror. Changes in the insurance markets attributable to terrorist attacks may make certain types of insurance more difficult for us to obtain. Moreover, the insurance that may be available to us may be significantly more expensive than existing insurance coverage.

Health epidemics and other outbreaks could adversely impact economic activity and conditions worldwide, which could have a material adverse effect on our results of operations and financial condition.

Health epidemics and other outbreaks could adversely impact economic activity and conditions worldwide, by, among other things, leading to shutdowns, disrupting supply chains, increasing unemployment, resulting in customer slow payment or non-payment and decreasing commercial and industrial load. In response to health epidemics and other outbreaks, an extended slowdown of the United States' economic growth, demand for commodities and/or material changes in governmental policy could result in lower economic growth and lower demand for electricity in our key markets as well as the ability of various customers, contractors, suppliers and other business partners to fulfill their obligations, which could have a material adverse effect on our results of operations, financial condition and prospects.

We face certain human resource risks associated with the availability of trained and qualified labor to meet our future staffing requirements.

Workforce demographic issues challenge employers nationwide and are of particular concern to the electric utility industry. The median age of utility workers is higher than the national average. Over the next three years, 24.6 percent of our current employees will meet the eligibility requirements to retire. Failure to hire and adequately train replacement employees, including the transfer of significant internal historical knowledge and expertise to the new employees, may adversely affect our ability to manage and operate our business.

We may be able to incur substantially more indebtedness, which may increase the risks created by our indebtedness.

The terms of the indentures governing our debt securities do not fully prohibit OGE Energy or OG&E from incurring additional indebtedness. If we are in compliance with the financial covenants set forth in our revolving credit agreements and the indentures governing our debt securities, we may be able to incur substantial additional indebtedness. If we incur additional indebtedness, the related risks that we now face may intensify.

Any reductions in our credit ratings or changes in benchmark interest rates could increase our financing costs and the cost of maintaining certain contractual relationships or limit our ability to obtain financing on favorable terms.

We cannot assure you that any of the current credit ratings of the Registrants will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances so warrant. Our ability to access the commercial paper market could be adversely impacted by a credit ratings downgrade or major market disruptions. Pricing grids associated with our credit facilities could cause annual fees and borrowing rates to increase if an adverse rating impact occurs. The impact of any future downgrade could include an increase in the costs of our short-term borrowings, but a reduction in our credit ratings would not result in any defaults or accelerations. Any future downgrade could also lead to higher long-term borrowing costs and, if below investment grade, would require us to post collateral or letters of credit.

Beginning December 2022, the Registrants utilize SOFR for their credit facility reference rate. SOFR is a relatively new reference rate without much historical rate information. The change to SOFR or transition to other alternative rates, whether in connection with borrowings under the current credit facilities, or borrowings under replacement facilities or lines of credit, could expose the Registrants' future borrowings to less favorable rates. If the change to SOFR, or other alternative rates, results in increased alternative interest rates or if the Registrants' lenders have increased costs due to such phase out or changes, then the Registrants' debt that uses benchmark rates could be affected and, in turn, the Registrants' cash flows and interest expense could be adversely impacted.

Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

We have revolving credit agreements for working capital, capital expenditures, acquisitions and other corporate purposes. The credit facilities for OGE Energy and OG&E have a financial covenant requiring them to maintain a maximum debt to capitalization ratio of 70 percent and 65 percent, respectively. The levels of our debt could have important consequences, including the following:

- the ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or the financing may not be available on favorable terms;
- a portion of cash flows will be required to make interest payments on the debt, reducing the funds that would otherwise be available for operations and future business opportunities; and
- our debt levels may limit our flexibility in responding to changing business and economic conditions.

We are exposed to the credit risk of our key customers and counterparties, and any material nonpayment or nonperformance by our key customers and counterparties could adversely affect our financial position, results of operations and cash flows.

We are exposed to credit risks in our generation and retail distribution operations. Credit risk includes the risk that counterparties who owe us money or energy will breach their obligations. If the counterparties to these arrangements fail to perform, we may be forced to enter into alternative arrangements. In that event, our financial results could be adversely affected, and we could incur losses.

We have seen increased interest for electric service from emerging industries such as data mining and hydrogen production, which are both large consumers of electricity. If this continues, these types of customers could represent a significant portion of our revenues.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Risk Management and Strategy

In the regular course of business, the Registrants handle a range of sensitive security and customer information. The Registrants are subject to numerous laws and rules concerning safeguarding and maintaining the confidentiality of this information. The Registrants utilize a risk-based, comprehensive, systematic and layered approach to cybersecurity risk, which helps them to continually assess, identify and manage enterprise-wide material cybersecurity risks. The Registrants have a comprehensive cybersecurity threat detection and monitoring program for their technology and network infrastructure, which leverages various systems, processes and operational measures to monitor, detect and respond to cyber incidents. The Registrants have established a security incident response plan, a business resiliency and event management framework, as well as disaster recovery mechanisms, which are tested and updated to prepare the Registrants to respond to material cybersecurity threats. The Registrants' cybersecurity processes, including their threat detection, monitoring and response protocols, are subject to periodic internal audits. The Registrants' Enterprise Security team partners with Internal Audit and third-party experts to conduct periodic penetration tests and assessments of the Registrants' cybersecurity processes.

Cybersecurity risks are integrated into the Registrants' Enterprise Risk Management process. The Enterprise Risk Management process engages internal stakeholders, helps identify key internal and external business risks, including cybersecurity risks, and then supports evaluations of those risks, providing consistent assessment. Key risks are then assessed using a methodology that includes a quantification of potential financial and operational impacts. Priority cybersecurity risks are assigned internal risk owners which report to the Vice President of Technology, Data and Security, who is responsible for the Registrants' Enterprise Security including, among other responsibilities, developing and updating risk management plans.

The Enterprise Security team utilizes third-party consultants to regularly conduct a review of the Registrants' cybersecurity program that includes assessing their (i) ability to detect and respond to malicious behavior, (ii) configuration of security tools and (iii) security roadmap, training and staffing plans. The Enterprise Security team also utilizes multiple sources of threat intelligence information from real time feeds that come from government, industry and private sources to help stay abreast of emerging threats that could impact the Registrants.

The Registrants have third-party vendor risk management processes to oversee and identify risks from cybersecurity threats associated with their use of third-party service providers. Enterprise Security works cross-functionally across the companies to review new vendors and their proposed solutions as they are engaged by the Registrants. The Enterprise Security team's monitoring and assessment of third-party cybersecurity practices is continuous and ongoing throughout the Registrants' relationship with the third party. Based on this process, the Enterprise Security team may require specific security controls on the third-party application, system, hardware or software being deployed. Enterprise Security monitors vendors for disclosed vulnerabilities and change in scores from external risk scoring agencies.

The Registrants and their third-party vendors have been subject to, and will likely continue to be subject to, attempts to gain unauthorized access to systems, or confidential data, or to disrupt operations. None of these attempts has individually or in aggregate resulted in a security incident with a material impact on the Registrants financial condition or results of operations. Although prior incidents have not materially affected the Registrants, any future incidents related to the Registrants' information systems due to theft, ransomware, viruses, increased use of artificial intelligence technologies, denial of service, hacking, acts of war or terrorism, or inappropriate release of certain types of information, including confidential customer information or system operating information, could have a materially adverse impact on the Registrants, and affect their business strategy, results of operations or its financial condition. See "Item 1A. Risk Factors" for further discussion.

Governance

The Board of Directors is responsible for reviewing and overseeing the long-term strategic plans and principal issues facing the Registrants and includes the oversight of the major risk exposures and the risk management activities of the Registrants. As part of its risk oversight role, the Board delegates specific roles to its committees to help ensure risks, mitigations and opportunities are appropriately monitored and managed. The Audit Committee has overall oversight responsibility over the Registrants' major financial risks, while the Nominating, Corporate Governance and Stewardship Committee oversees the Registrants' cybersecurity risk exposure and management. These Committees and the full Board of Directors are updated regularly by the Vice President of Technology, Data and Security and the Director of Enterprise Security on cybersecurity risks and related matters, including results from audits and assessments of the Registrants' cybersecurity practices and systems, as well as the results of their incident response and business resiliency exercises.

The Vice President of Technology, Data, and Security leads an information security team responsible for management of cybersecurity risk. The Vice President of Technology, Data and Security has decades of experience relevant to risk management, information systems and enterprise security. The Vice President of Technology, Data and Security serves on the Corporate Risk Oversight Committee where cyber risks are regularly discussed and addressed. The Registrants' Corporate Risk Oversight Committee includes corporate officers and members of management and is responsible for the overall development, implementation and enforcement of strategies and policies for all significant risk management activities of the Registrants.

The Registrants' contingency plans, including its security incident response plan and event management framework, set forth the processes through which cybersecurity incidents are managed, including how management is informed of cybersecurity incidents. As part of these plans, incidents are evaluated, classified and elevated, as necessary, to an executive team which includes the Vice President of Technology, Data and Security and other executives on the Registrants' Corporate Risk Oversight Committee. Once elevated, these executives are ultimately responsible for the management, mitigation and remediation of incidents.

Item 2. Properties.

OG&E owns and operates an interconnected electric generation, transmission and distribution system, located in Oklahoma and western Arkansas, which included 17 generating stations with an aggregate capability of 7,116 MWs at December 31, 2023. The following table presents information with respect to OG&E's electric generating facilities. Unless otherwise indicated, these electric generating facilities are located in Oklahoma.

Station & Unit		Year Installed	Unit Design Type	Fuel Capability	2023 Capacity Factor (A)	Unit Capability (MW)	Station Capability (MW)
Seminole	1	1971	Steam-Turbine	Gas	19.9%	500	
	2	1973	Steam-Turbine	Gas	24.1%	513	
	3	1975	Steam-Turbine	Gas	20.5%	509	1,522
Muskogee	4	1977	Steam-Turbine	Gas	14.8%	489	
	5	1978	Steam-Turbine	Gas	10.9%	488	
	6	1984	Steam-Turbine	Coal	18.0%	521	1,498
Sooner	1	1979	Steam-Turbine	Coal	12.1%	519	
	2	1980	Steam-Turbine	Coal	11.8%	519	1,038
Horseshoe Lake	5A (B)	1971	Combustion-Turbine	Gas/Jet Fuel	2.6%	33	
	5B (B)	1971	Combustion-Turbine	Gas/Jet Fuel	4.8%	31	
	7	1963	Steam-Turbine	Gas	—	211	
	8	1969	Steam-Turbine	Gas	11.7%	375	
	9	2000	Combustion-Turbine	Gas	20.4%	45	
	10	2000	Combustion-Turbine	Gas	6.0%	43	738
Redbud (C)	1	2003	Combined Cycle	Gas	37.2%	157	
	2	2003	Combined Cycle	Gas	43.6%	154	
	3	2003	Combined Cycle	Gas	41.3%	154	
	4	2003	Combined Cycle	Gas	45.3%	153	618
Mustang	6	2018	Combustion-Turbine	Gas	12.0%	57	
	7	2018	Combustion-Turbine	Gas	14.5%	56	
	8	2017	Combustion-Turbine	Gas	18.6%	58	
	9	2018	Combustion-Turbine	Gas	21.9%	57	
	10	2018	Combustion-Turbine	Gas	13.0%	57	
	11	2018	Combustion-Turbine	Gas	21.6%	58	
	12	2018	Combustion-Turbine	Gas	2.0%	57	400
McClain (D)	1	2001	Combined Cycle	Gas	52.2%	373	373
Frontier	1	1989	Combined Cycle	Gas	57.0%	126	126
River Valley	1	1991	Steam-Turbine	Coal/Gas	19.3%	161	
	2	1991	Steam-Turbine	Coal/Gas	23.9%	160	321
Total Generating Capability (all stations, excluding renewable)							6,634

(A) 2023 Capacity Factor = 2023 Net Actual Generation / (2023 Net Maximum Capacity (Nameplate Rating in MWs) x Period Hours (8,760 Hours)). Capacity Factors are impacted by events that reduce Net Actual Generation such as outages.

(B) Represents units located at Tinker Air Force Base that are maintained by Horseshoe Lake.

(C) Represents OG&E's 51 percent ownership interest in the Redbud Plant.

(D) Represents OG&E's 77 percent ownership interest in the McClain Plant.

In 2023, OG&E retired unit 6 located at the Horseshoe Lake station.

Renewable					2023 Capacity Factor (A)	Unit Capability (MW)	Station Capability (MW)
Station	Year Installed	Location	Number of Units	Fuel Capability			
Crossroads	2011	Canton, OK	98	Wind	17.8%	2.30	228
Centennial	2007	Laverne, OK	80	Wind	15.6%	1.50	120
OU Spirit	2009	Woodward, OK	44	Wind	16.0%	2.30	101
Mustang	2015	Oklahoma City, OK	90	Solar	20.8%	< 0.1	3
Covington	2018	Covington, OK	4	Solar	21.6%	2.5	10
Choctaw Nation	2020	Durant, OK	2	Solar	22.2%	2.5	5
Chickasaw Nation	2020	Davis, OK	2	Solar	24.4%	2.5	5
Branch	2021	Branch, AR	2	Solar	22.6%	2.5	5
Durant 2	2022	Durant, OK	2	Solar	19.7%	2.5	5
Total Generating Capability (renewable)							482

(A) 2023 Capacity Factor = 2023 Net Actual Generation / (2023 Net Maximum Capacity (Nameplate Rating in MWs) x Period Hours (8,760 Hours)). Capacity Factors are impacted by events that reduce Net Actual Generation such as outages.

The following table presents certain operating data relating to the OG&E's electricity transmission and distribution assets at December 31, 2023.

	Oklahoma	Arkansas
Transmission system:		
Substations	54	7
Total capacity (million kV-amps)	14.1	2.9
Structure miles - lines	5,208	347
Distribution system:		
Substations	351	30
Total capacity (million kV-amps)	11.0	1.0
Structure miles - overhead	29,690	2,811
Miles of underground conduit	3,150	273
Miles of underground conductors	11,801	761

During the three years ended December 31, 2023, both Registrants' gross property, plant and equipment (excluding construction work in progress) additions were $2.7 billion, and gross retirements were $372.8 million. These additions were provided by cash generated from operations, short-term borrowings (through a combination of bank borrowings and commercial paper), long-term borrowings and permanent financings. The additions during this three-year period amounted to 17.0 percent of gross property, plant and equipment (excluding construction work in progress) for both Registrants at December 31, 2023.

Item 3. Legal Proceedings.

In the normal course of business, the Registrants are confronted with issues or events that may result in a contingent liability. These generally relate to lawsuits or claims made by third parties, including governmental agencies. When appropriate, management consults with legal counsel and other experts to assess the claim. If, in management's opinion, the Registrants have incurred a probable loss as set forth by GAAP, an estimate is made of the loss, and the appropriate accounting entries are reflected in the Registrants' financial statements. If the assessment indicates that a potential loss is not probable but reasonably possible, the nature of the contingent matter, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. At the present time, based on currently available information, except as disclosed in Note 13 within "Item 8. Financial Statements and Supplementary Data," the Registrants believe that any reasonably possible losses in excess of accrued amounts arising out of pending or threatened lawsuits or claims would not be quantitatively material to their financial statements and would not have a material adverse effect on the Registrants' financial position, results of operations or cash flows.

Item 4. Mine Safety Disclosures.

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

OGE Energy's common stock is listed for trading on the New York Stock Exchange under the ticker symbol "OGE." At December 31, 2023, there were 11,692 holders of record of OGE Energy's common stock.

Currently, all of OG&E's outstanding common stock is held by OGE Energy. Therefore, there is no public trading market for OG&E's common stock.

Performance Graph

The below graph shows a five-year comparison of cumulative total returns for OGE Energy's common stock, the S&P 500 Index and the S&P 1500 Composite Utilities Sector Index. The graph assumes that the value of the investment in OGE Energy's common stock and each index was $100 as of December 31, 2018, and that all dividends were reinvested.


Comparison of Cumulative Five Year Total Return
$300
$200
$100
$0
Dec '18
Dec '19
Dec '20
Dec '21
Dec '22
Dec '23
OGE Energy Corp.
S&P 500 Index
S&P 1500 Utilities Sector Index

The above graph and related information should not be deemed "soliciting material" or to be "filed" with the Securities Exchange Commission, nor should such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that OGE Energy specifically incorporates such information by reference into such a filing. The graph and information are included for historical comparative purposes only and should not be considered indicative of future stock performance.

Issuer Purchases of Equity Securities

None.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following combined discussion is separately filed by OGE Energy and OG&E. However, OG&E does not make any representations as to information related solely to OGE Energy or the subsidiaries of OGE Energy other than itself.

Overview

OGE Energy is a holding company whose primary investment provides electricity in Oklahoma and western Arkansas. OGE Energy's electric company operations are conducted through its wholly-owned subsidiary, OG&E, which generates, transmits, distributes and sells electric energy in Oklahoma and western Arkansas and are reported through OGE Energy's electric company business segment. OG&E's rates are subject to regulation by the OCC, the APSC and the FERC. OG&E was incorporated in 1902 under the laws of the Oklahoma Territory and is the largest electric company in Oklahoma, with a franchised service territory that includes Fort Smith, Arkansas and the surrounding communities. OG&E sold its retail natural gas business in 1928 and is no longer engaged in the natural gas distribution business.

The accounts of OGE Energy and its wholly-owned subsidiaries, including OG&E, are included in OGE Energy's consolidated financial statements. All intercompany transactions and balances are eliminated in such consolidation.

Prior to the December 2, 2021 closing of the Enable and Energy Transfer merger, OGE Energy's former natural gas midstream operations segment included its investment in Enable. Subsequent to the merger and throughout 2022, OGE Energy's natural gas midstream operations segment included OGE Energy's investment in Energy Transfer's equity securities acquired in the Enable and Energy Transfer merger. For the period of December 2, 2021 through September 30, 2022, OGE Energy accounted for its investment in Energy Transfer as an investment in equity securities and reported the Energy Transfer investment, along with legacy Enable seconded employee pension and postretirement costs, through OGE Energy's natural gas midstream operations segment. As of the end of September 2022, OGE Energy sold all of its Energy Transfer limited partner units. Therefore, beginning in 2023, OGE Energy no longer has a natural gas operations reporting segment. Prior to OGE Energy's sale of all Energy Transfer limited partner units, the investment in Energy Transfer's equity securities was held through wholly-owned subsidiaries and ultimately OGE Holdings.

Recent Developments

Global Macroeconomic Pressures

Geopolitical events and related governmental and business responses continue to have an impact on the Registrants' operations, supply chains and end-user customers. The Registrants have experienced, and are pursuing mitigation strategies for, raw material inflation, logistical challenges and certain component shortages. Supply chain disruption, including disruptions related to utility-scale solar components, may result in delays in construction activities and equipment deliveries related to OGE Energy's capital projects. Rising interest rates have increased the cost of debt that OG&E has incurred during 2023 in order to help fund its capital investment program. The timing and extent of the financial impact from these events have not been material to the Registrants' operations at this time but are still uncertain, and the Registrants cannot predict the magnitude of the impact to the results of their business and results of operations.

OG&E's Regulatory Matters

Completed regulatory matters affecting current period results are discussed in Note 14 within "Item 8. Financial Statements and Supplementary Data." OG&E filed an Oklahoma general rate review on December 29, 2023 and expects to submit its final 2024 IRP for Oklahoma and Arkansas in the first quarter of 2024.

Infrastructure Investment and Jobs Act

In early 2023, OG&E applied for federal grants funded through the Infrastructure Investment and Jobs Act and in October 2023 was awarded a $50 million grant under the Grid Resilience and Innovation Partnerships Program, which will be used, along with other investments by OG&E, to fund an adaptable grid project that is expected to provide grid automation and improve system reliability for OG&E customers. The grant funds will be used to reduce the total cost for investments in this adaptable grid project.

Summary of OGE Energy 2023 Operating Results Compared to 2022

OGE Energy's net income was $416.8 million, or $2.07 per diluted share, in 2023 as compared to $665.7 million, or $3.32 per diluted share, in 2022. The decrease in net income of $248.9 million, or $1.25 per diluted share, in 2023 as compared to 2022 is further discussed below.

- A decrease in net income at OG&E of $13.1 million, or $0.07 per diluted share of OGE Energy's common stock, was primarily due to higher depreciation and amortization expense as a result of additional assets being placed into service, higher interest expense related to two senior note issuances in January and April of 2023 and higher other operation and maintenance expense, partially offset by higher operating revenues (excluding the impact of recoverable fuel, purchased power and direct transmission expense not impacting earnings) driven by the recovery of capital investments, which offset the impact of milder weather compared to 2022, higher net other income and lower income tax expense.
- An increase in net loss of other operations (holding company) of $4.5 million, or $0.02 per diluted share of OGE Energy's common stock, was primarily due to higher interest expense driven by increased short-term debt outstanding, partially offset by a higher income tax benefit.
- OGE Holdings' net income of $231.3 million, or $1.16 per diluted share of OGE Energy's common stock in 2022 included a $282.1 million pre-tax gain on OGE Energy's investment in Energy Transfer limited partner units. As further discussed in Note 12 within "Item 8. Financial Statements and Supplementary Data," OGE Energy sold all of Energy Transfer's limited partner units by the end of September 2022; therefore, beginning in 2023 OGE Energy no longer has a natural gas midstream operations reporting segment.

A more detailed discussion regarding the financial performance for the year ended December 31, 2023 as compared to December 31, 2022 can be found under "Results of Operations" below. A discussion of the financial performance for the year ended December 31, 2022 compared to December 31, 2021 for OGE Energy and OG&E can be found within "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Registrants' 2022 Form 10-K.

2024 Outlook

Key assumptions for the 2024 outlook are discussed below.

OGE Energy is projected to earn approximately $415 million to $439 million, or $2.06 to $2.18 per average diluted share, with a midpoint of $427 million, or $2.12 per average diluted share in 2024 and is based off the following assumptions:

- OGE Energy forecasts earnings for OG&E of $447 million, or $2.22 per average diluted share;
- OGE Energy forecasts a loss of $20 million for other operations (primarily the holding company), or a loss of $0.10 per average diluted share;
- OG&E experiences normal weather patterns for the year; OG&E has significant seasonality in its earnings; OG&E typically shows minimal earnings in the first and fourth quarters with a majority of its earnings in the third quarter due to the seasonal nature of air conditioning demand;
- operating revenues growth driven by OG&E total approximate load growth (weather normalized) in the residential class of 1 percent, commercial class of between 8 percent and 15 percent, oilfield class of 3 percent, public authority class of 3 percent, and a slight decline in the industrial class of 1 percent; total retail load growth up to approximately 3 percent to 5 percent;
- operating expenses of approximately $1.145 billion to $1.150 billion, with operation and maintenance expenses comprising approximately 44 percent of the total;
- net interest expense of approximately $250 million to $252 million which assumes a $16 million allowance for borrowed funds used during construction reduction to interest expense, and assumes a debt issuance at OG&E of $300 million to $350 million and a debt issuance at other operations (primarily the holding company) of $300 million in 2024;
- other income of approximately $30 million including $17 million of allowance for equity funds used during construction;
- an effective consolidated tax rate of approximately 15.0 percent; and
- approximately 201.5 million average diluted shares outstanding.

Results of Operations

The following discussion and analysis presents factors that affected the Registrants' results of operations for the years ended December 31, 2023 and 2022 and the Registrants' financial positions at December 31, 2023 and 2022. The following information should be read in conjunction with the financial statements and notes thereto. Known trends and contingencies of a material nature are discussed to the extent considered relevant.

OGE Energy	Year Ended December 31,			
(In millions except per share data)		2023		2022
Net income	$	416.8	$	665.7
Basic average common shares outstanding		200.3		200.2
Diluted average common shares outstanding		200.9		200.8
Basic earnings per average common share	$	2.08	$	3.33
Diluted earnings per average common share	$	2.07	$	3.32
Dividends declared per common share	$	1.6646	$	1.6482

Results by Business Segment

(In millions)	Year Ended December 31,			
		2023		2022
Net income:				
OG&E (Electric Company)	$	426.4	$	439.5
Other operations (A)		(9.6)		(5.1)
OGE Holdings (Natural Gas Midstream Operations) (B)		—		231.3
OGE Energy net income	$	416.8	$	665.7

(A) Other operations primarily includes the operations of the holding company, other energy-related investments and consolidating eliminations.

(B) As a result of OGE Energy's sale of all Energy Transfer units by the end of September 2022, OGE Energy no longer has a natural gas midstream operations reporting segment, beginning in 2023. More information regarding the change in reporting segments is discussed in Note 12 within "Item 8. Financial Statements and Supplementary Data."

The following discussion of results of operations by business segment includes intercompany transactions that are eliminated in OGE Energy's consolidated financial statements.

OG&E (Electric Company)

Year Ended December 31 *(Dollars in millions)*		2023		2022
Operating revenues	$	**2,674.3**	$	3,375.7
Fuel, purchased power and direct transmission expense		**911.7**		1,662.4
Other operation and maintenance		**505.0**		491.9
Depreciation and amortization		**506.6**		460.9
Taxes other than income		**99.4**		98.0
Operating income		**651.6**		662.5
Allowance for equity funds used during construction		**19.4**		6.9
Other net periodic benefit income		**6.5**		1.2
Other income		**23.9**		6.5
Other expense		**6.3**		3.4
Interest expense		**199.9**		157.8
Income tax expense		**68.8**		76.4
Net income	$	**426.4**	$	439.5
Operating revenues by classification:				
Residential	$	**1,040.4**	$	1,307.0
Commercial		**688.4**		818.3
Industrial		**240.5**		327.5
Oilfield		**211.9**		308.8
Public authorities and street light		**234.9**		299.0
System sales revenues		**2,416.1**		3,060.6
Provision for rate refund		**2.0**		(1.2)
Integrated market		**71.6**		163.8
Transmission		**143.0**		131.7
Other		**41.6**		20.8
Total operating revenues	$	**2,674.3**	$	3,375.7
MWh sales by classification *(In millions)*				
Residential		**9.6**		10.4
Commercial		**8.5**		7.8
Industrial		**4.2**		4.3
Oilfield		**4.4**		4.4
Public authorities and street light		**3.0**		3.1
System sales		**29.7**		30.0
Integrated market		**0.8**		1.1
Total sales		**30.5**		31.1
Number of customers		**896,102**		888,759
Weighted-average cost of energy per kilowatt-hour *(In cents)*				
Natural gas		**2.976**		7.032
Coal		**3.385**		3.253
Total fuel		**2.926**		5.480
Total fuel and purchased power		**2.837**		5.096
Degree days (A)				
Heating - Actual		**3,092**		3,652
Heating - Normal		**3,568**		3,568
Cooling - Actual		**2,215**		2,385
Cooling - Normal		**1,893**		1,893

(A) Degree days are calculated as follows: The high and low degrees of a particular day are added together and then averaged. If the calculated average is above 65 degrees, then the difference between the calculated average and 65 is expressed as cooling degree days, with each degree of difference equaling one cooling degree day. If the calculated average is below 65 degrees, then the difference between the calculated average and 65 is expressed as heating degree days, with each degree of difference equaling one heating degree day. The daily calculations are then totaled for the particular reporting period. The calculation of heating and cooling degree normal days is based on a 30-year average and updated every ten years.

OG&E's net income decreased $13.1 million, or 3.0 percent, in 2023 as compared to 2022. The following section discusses the primary drivers for the decrease in net income in 2023 as compared to 2022.

Operating revenues decreased $701.4 million, or 20.8 percent, primarily driven by the below factors.

(In millions)	$ Change
Fuel, purchased power and direct transmission expense (A)	$ (750.7)
Quantity impacts (includes weather) (B)	(14.5)
Industrial and oilfield sales	(2.6)
Other	(2.0)
Price variance (C)	10.0
Non-residential demand and related revenues	11.4
New customer growth	11.8
Wholesale transmission revenue	12.3
Guaranteed Flat Bill program (D)	22.9
Change in operating revenues	$ (701.4)

(A) These expenses are generally recoverable from customers through regulatory mechanisms and are offset in Fuel, Purchased Power and Direct Transmission Expense in the statements of income. The primary drivers of the changes in fuel, purchased power and direct transmission expense during the period are further detailed in the table below.
(B) Decreased primarily due to a 15.3 percent decrease in heating degree days and a 7.1 percent decrease in cooling degree days.
(C) Increased primarily due to the Oklahoma general rate review order received in September 2022 that approved new rates effective July 1, 2022 and increased recovery through rider mechanisms.
(D) The Guaranteed Flat Bill program allows qualifying customers the opportunity to purchase their electricity needs at a set monthly price for an entire year which can result in variances when actual fuel and purchased power prices differ from what is included in Guaranteed Flat Bill rates.

Fuel, purchased power and direct transmission expense for OG&E consists of fuel used in electric generation, purchased power and transmission related charges. As described above, the actual cost of fuel used in electric generation and certain purchased power costs are generally recoverable from OG&E's customers through fuel adjustment clauses. The fuel adjustment clauses are subject to periodic review by the OCC and the APSC. OG&E's fuel, purchased power and direct transmission expense decreased $750.7 million, or 45.2 percent, primarily driven by the below factors.

(In millions)	$ Change
Fuel expense (A)	$ (355.1)
Purchased power costs:	
Purchases from SPP (B)	(389.6)
Wind	(9.2)
Other (C)	13.0
Transmission expense	(9.8)
Change in fuel, purchased power and direct transmission expense	$ (750.7)

(A) Decreased primarily due to lower fuel costs related to the generating assets utilized during 2023.
(B) Decreased primarily due to lower market prices for fuel during 2023.
(C) Increased partially due to new capacity agreements during 2023.

Other operation and maintenance expense increased $13.1 million, or 2.7 percent, primarily driven by the below factors.

(In millions)	$ Change
Corporate overheads and allocations	$ 11.5
Payroll and benefits, net of capitalized labor	10.4
Materials and supplies	(2.3)
Other	(3.1)
Contract technical and construction services	(3.4)
Change in other operation and maintenance expense	$ 13.1

Depreciation and amortization expense increased $45.7 million, or 9.9 percent, primarily due to an increase in depreciation rates effective as of July 1, 2022 resulting from the most recent Oklahoma general rate review order and additional assets being placed into service.

Net other income increased $32.3 million, primarily due to the carrying charge for the increased fuel under recovery balance during 2023, higher allowance for equity funds used during construction and lower pension cost.

Interest expense increased $42.1 million, or 26.7 percent, primarily due to higher interest on long-term debt driven by the $450.0 million and $350.0 million senior note issuances in January 2023 and in April 2023, respectively.

Income tax expense decreased $7.6 million, or 9.9 percent, primarily related to lower pre-tax income and additional amortization of net unfunded deferred taxes, partially offset by decreased state tax credit generation.

OGE Holdings (Natural Gas Midstream Operations)

OGE Energy's former natural gas midstream operations reporting segment included OGE Energy's investment in Energy Transfer's equity securities and legacy Enable seconded employee pension and postretirement costs. As of the end of September 2022, OGE Energy sold all of its Energy Transfer limited partner units; therefore, beginning in 2023, OGE Energy no longer has a natural gas midstream operations reporting segment. See "Investment in Equity Securities of Energy Transfer" in Note 1 within "Item 8. Financial Statements and Supplementary Data" for further discussion of the activity of Energy Transfer's equity securities during the year ended 2022.

OGE Holdings' income tax expense decreased $48.1 million, due to OGE Energy's divestiture of all Energy Transfer limited partner units in 2022.

Liquidity and Capital Resources

Cash Flows

OGE Energy

Year Ended December 31 *(In millions)*	2023	2022	$ Change	% Change
Net cash provided from operating activities (A)	$ 1,232.3	$ 952.4	$ 279.9	29.4
Net cash used in investing activities (B)	$ (1,272.1)	$ (96.4)	$ (1,175.7)	*
Net cash used in financing activities (C)	$ (48.1)	$ (767.9)	$ 719.8	93.7

* Change is greater than 100 percent.
(A) Changed primarily due to decreased vendor payments driven by lower amounts due to vendors, including those for fuel and purchased power, increased fuel recoveries from customers and decreased income tax payments primarily relating to the sale of Energy Transfer's limited partner units in 2022, partially offset by the one-time receipt of securitization funds in 2022 from the Oklahoma Development Finance Authority.
(B) Changed primarily due to proceeds received in 2022 from the sale of Energy Transfer's limited partner units and increased investments in technology.
(C) Changed primarily due to an increase in short-term debt of $499.2 million and OG&E's $450.0 million and $350.0 million senior note issuances in January 2023 and April 2023, respectively, partially offset by the repayment of $1.0 billion in senior notes that matured in May 2023.

Working Capital

Working capital is defined as the difference in current assets and current liabilities. OGE Energy's working capital requirements are driven generally by changes in accounts receivable, accounts payable, commodity prices, credit extended to and the timing of collections from OG&E's customers, the level and timing of spending for maintenance and expansion activity, inventory levels and fuel recoveries. The following discussion addresses changes in OGE Energy's working capital balances at December 31, 2023 compared to December 31, 2022.

Cash and Cash Equivalents decreased $87.9 million, or 99.8 percent, primarily due to the use of cash that had been held at December 31, 2022 to help fund the repayment of $1.0 billion in senior notes that matured in May 2023.

Accounts Receivable and Accrued Unbilled Revenues decreased $42.8 million, or 13.2 percent, primarily due to a decrease in billings to OG&E's retail customers reflecting lower usage and a reduction in the fuel factors beginning in early November 2023.

Fuel Inventories increased $49.7 million, or 45.7 percent, primarily due to net purchase activity of coal and natural gas for operational resiliency.

Materials and Supplies, at Average Cost increased $73.8 million, or 40.9 percent, primarily due to increased inventory which is partly a result of the acquisition of stock to alleviate supply chain disruptions, fulfillment of near-term capital needs, and inflation impacts of the recent economic environment.

Fuel Clause Recoveries moved from an under recovery position of $514.9 million as of December 31, 2022 to an over recovery position of $20.5 million as of December 31, 2023, primarily due to higher recoveries from OG&E retail customers as compared to the actual cost of fuel and purchased power driven by updated fuel factors implemented in early 2023 to address the existing fuel under recovery balance. In November 2023, OG&E implemented reduced fuel factors.

Other Current Assets decreased $44.7 million, or 43.2 percent, primarily due to a decrease in SPP deposits.

Short-term Debt increased $499.2 million primarily due to increased borrowings for general operating needs. The Registrants borrow on a short-term basis, as necessary, through the issuance of commercial paper under their revolving credit agreements.

Accounts Payable decreased $172.5 million, or 38.4 percent, primarily due to timing of vendor payments and a decrease in fuel and purchased power payables.

Customer Deposits increased $14.7 million, or 16.6 percent, primarily due to new customer growth and additional deposits required to be posted as customer creditworthiness is reevaluated on a periodic basis.

Accrued Interest increased $16.3 million, or 39.7 percent, primarily due to the interest costs associated with OG&E's $450.0 million and $350.0 million senior note issuances in January 2023 and April 2023, respectively.

Accrued Compensation increased $9.8 million, or 26.5 percent, primarily due to higher accruals for incentive compensation based on company performance in 2023.

Long-Term Debt Due Within One Year decreased $999.9 million, due to the repayment of the $1.0 billion in senior notes that matured in May 2023.

2023 Capital Requirements, Sources of Financing and Financing Activities

In 2023, OGE Energy's primary sources of capital were cash generated from operations and the proceeds from the issuance of long- and short-term debt. Changes in working capital reflect the seasonal nature of OGE Energy's business, the revenue lag between billing and collection from customers and fuel inventories. See "Working Capital" for a discussion of significant changes in net working capital requirements as it pertains to operating cash flow and liquidity.

Future Material Cash Requirements

OGE Energy's primary material cash requirements are related to acquiring or constructing new facilities and replacing or expanding existing facilities at OG&E. Other working capital requirements are expected to be primarily related to maturing debt, operating lease obligations, fuel clause under recoveries and other general corporate purposes. Further, working capital requirements can be seasonal. OGE Energy generally meets its cash needs through a combination of cash generated from operations, short-term borrowings (through a combination of bank borrowings and commercial paper) and permanent financings. We believe our cash flows from operations, existing borrowing capacity, and access to debt and equity capital markets as needed, should be sufficient to satisfy our material cash requirements over the short-term and long-term.

Capital Expenditures

The following table presents OGE Energy's estimates of capital expenditures for the years 2024 through 2028. These capital investments are customer-focused and targeted to maintain and improve the safety, resiliency and reliability of OG&E's distribution and transmission grid and generation fleet, enhance the ability of OG&E's system to perform during extreme weather events and to serve OG&E's growing customer base.

(In millions)	2024	2025 (A)	2026 (A)	2027 (A)	2028 (A)	Total
Transmission economic expansion & reliability	$ 145	$ 180	$ 195	$ 225	$ 240	$ 985
Oklahoma distribution economic expansion & reliability	400	520	665	705	725	3,015
Arkansas distribution economic expansion & reliability	20	25	25	25	25	120
Generation reliability	140	150	155	160	165	770
Generation capacity projects	165	160	35	—	—	360
Technology, fleet & facilities	230	115	125	135	145	750
Total	$ 1,100	$ 1,150	$ 1,200	$ 1,250	$ 1,300	$ 6,000

(A) OG&E expects to continually evaluate the capital prioritization for transmission, distribution, technology, and generation investments based on the evolving capacity, reliability, and economic growth needs of the electrical power system.

Additional capital expenditures beyond those identified in the table above, including additional incremental growth opportunities, will be evaluated based upon the requirements of OG&E's power supply, transmission and distribution operational teams and the expected resultant customer benefits. OG&E intends to issue requests for proposals for resources to satisfy the new generation capacity needs identified in OG&E's draft 2024 IRP. OG&E also intends to file for approval of generation capacity investments and would expect to update its capital plan based on final orders received by state regulators. The annual level of investments in the transmission and distribution system could vary depending on the amount and timing of incremental generation capacity investments.

Contractual Obligations

The following table presents OGE Energy's total contractual obligations for the next five years at December 31, 2023. For further detail of OGE Energy's contractual obligations, which include operating leases, long-term debt and purchase obligations and commitments (including information for maturities beyond the next five years), see Notes 4, 9 and 13, respectively, within "Item 8. Financial Statements and Supplementary Data."

(In millions)	2024	2025	2026	2027	2028	Total
Total contractual obligations	$ 352.4	$ 477.7	$ 225.1	$ 350.0	$ 611.1	$ 2,016.3
Amounts recoverable through fuel adjustment clause and other regulatory mechanisms (A)	(208.1)	(190.9)	(167.2)	(156.1)	(105.0)	(827.3)
Total contractual obligations, net	$ 144.3	$ 286.8	$ 57.9	$ 193.9	$ 506.1	$ 1,189.0

(A) Includes expected recoveries of costs incurred for OG&E's railcar operating lease obligations, OG&E's minimum fuel purchase commitments, OG&E's expected wind purchase commitments and OG&E's capacity agreements.

The actual cost of fuel used in electric generation (which includes the operating lease obligations for OG&E's railcar leases shown in Note 4 within "Item 8. Financial Statements and Supplementary Data") and certain purchased power costs are passed on to OG&E's customers through fuel adjustment clauses and other regulatory mechanisms. Accordingly, while the cost of fuel related to operating leases and the vast majority of minimum fuel purchase commitments of OG&E noted in Notes 4 and 13, respectively, within "Item 8. Financial Statements and Supplementary Data" may increase capital requirements, such costs are generally recoverable through fuel adjustment clauses and have little, if any, impact on net capital requirements and future contractual obligations. OG&E's fuel adjustment clauses are subject to periodic review by the OCC and the APSC. Otherwise, as discussed above, OGE Energy expects to meet these cash requirement needs through cash generated from operations, short-term borrowings and permanent financings.

Pension and Postretirement Benefit Plans

At December 31, 2023, 23.3 percent of the Pension Plan investments were in listed common stocks with the balance primarily invested in corporate fixed income and other securities, U.S. Treasury notes and bonds and mutual funds, as presented in Note 11 within "Item 8. Financial Statements and Supplementary Data." During 2023, the actual return on the Pension Plan was $27.6 million, compared to an expected return on plan assets of $16.2 million. During the same time, corporate bond yields, which are used in determining the discount rate for future pension obligations, increased. Funding levels are dependent on returns on plan assets and future discount rates. OGE Energy did not make any contribution to its Pension Plan for years 2023 and 2022 but does expect to make a $10.0 million contribution to its Pension Plan in 2024. OGE Energy could be required to make additional contributions if the value of its pension trust and postretirement benefit plan trust assets are adversely impacted by a major market disruption in the future.

The following table presents the status of OGE Energy's Pension Plan, the Restoration of Retirement Income Plan and the postretirement benefit plans at December 31, 2023 and 2022. These amounts have been recorded in Accrued Benefit Obligations with the offset in Accumulated Other Comprehensive Loss (except OG&E's portion, which is recorded as a regulatory asset as discussed in Note 1 within "Item 8. Financial Statements and Supplementary Data") in the balance sheets. The amounts in Accumulated Other Comprehensive Loss and those recorded as a regulatory asset represent a net periodic benefit cost to be recognized in the statements of income in future periods.

December 31 *(In millions)*	Pension Plan		Restoration of Retirement Income Plan		Postretirement Benefit Plans	
	2023	2022	**2023**	2022	**2023**	2022
Benefit obligations	$ **303.7**	$ 358.5	$ **5.5**	$ 5.8	$ **103.3**	$ 101.9
Fair value of plan assets	**243.7**	293.0	**—**	—	**32.7**	32.8
Funded status at end of year	$ **(60.0)**	$ (65.5)	$ **(5.5)**	$ (5.8)	$ **(70.6)**	$ (69.1)

Common Stock Dividends

OGE Energy's dividend policy is reviewed by the Board of Directors at least annually and is based on numerous factors, including management's estimation of the long-term earnings power of its businesses. In 2023, the Board of Directors reviewed a recommendation from management of an increase in the quarterly dividend to $0.4182 per share from $0.4141 per share and subsequently approved the recommendation to become effective with the dividend payment in October 2023.

Financing Activities and Future Sources of Financing

Management expects that cash generated from operations, proceeds from the issuance of long- and short-term debt, proceeds from the sales of common stock to the public through OGE Energy's Automatic Dividend Reinvestment and Stock Purchase Plan, or other offerings will be adequate over the next three years to meet anticipated cash needs and to fund future growth opportunities. OGE Energy utilizes short-term borrowings (through a combination of bank borrowings and commercial paper) to satisfy temporary working capital needs and as an interim source of financing capital expenditures until permanent financing is arranged.

Short-Term Debt and Credit Facilities

OGE Energy borrows on a short-term basis, as necessary, by issuance of commercial paper and borrowings under its revolving credit agreements and term credit agreements maturing in one year or less.

OGE Energy has unsecured five-year revolving credit facilities totaling $1.1 billion ($550.0 million for OGE Energy and $550.0 million for OG&E), which can also be used as letter of credit facilities. OGE Energy also has a $100.0 million floating rate unsecured three-year credit agreement, of which $50.0 million is considered a revolving loan. The following table presents information about OGE Energy's revolving credit agreements as of December 31, 2023.

(Dollars in millions)	**December 31, 2023**
Balance of outstanding supporting letters of credit	$ 0.4
Weighted-average interest rate of outstanding supporting letters of credit	1.20%
Net available liquidity under revolving credit agreements, commercial paper borrowings and letters of credit	$ 650.4
Balance of cash and cash equivalents	$ 0.2

The following table presents information about OGE Energy's total short-term debt activity for the year ended December 31, 2023.

(Dollars in millions)	Year Ended December 31, 2023
Average balance of short-term debt	$ 269.5
Weighted-average interest rate of average balance of short-term debt	5.63%
Maximum month-end balance of short-term debt	$ 499.2

OG&E must obtain regulatory approval from the FERC in order to borrow on a short-term basis. OG&E has the necessary regulatory approvals to incur up to $1.0 billion in short-term borrowings at any one time for a two-year period beginning January 1, 2023 and ending December 31, 2024.

Long-Term Debt

In January 2023, OG&E issued $450.0 million of 5.40 percent Senior Notes due January 15, 2033, and in April 2023, OG&E issued $350.0 million of 5.60 percent Senior Notes due April 1, 2053. The proceeds from these issuances were added to OG&E's general funds to be used for general corporate purposes, including to help fund the repayment of its $500.0 million of 0.553 percent Senior Notes that matured on May 26, 2023, as well as the funding of its capital investment program and working capital needs.

In 2024, OGE Energy expects to issue $300.0 million of long-term debt and OG&E expects to issue $300 million to $350 million in long-term debt to help fund general operating needs.

Security Ratings

	Moody's Investors Service		S&P's Global Ratings		Fitch Ratings	
	Rating	Outlook	Rating	Outlook	Rating	Outlook
OG&E Senior Notes	A3	Stable	A-	Stable	A	Stable
OG&E Commercial Paper	P2	Stable	A2	Stable	F2	Stable
OGE Energy Senior Notes	Baa1	Stable	BBB	Stable	BBB+	Stable
OGE Energy Commercial Paper	P2	Stable	A2	Stable	F2	Stable

Access to reasonably priced capital is dependent in part on credit and security ratings. Generally, lower ratings lead to higher financing costs. Pricing grids associated with OGE Energy's credit facilities could cause annual fees and borrowing rates to increase if an adverse rating impact occurs. The impact of any future downgrade could include an increase in the costs of OGE Energy's short-term borrowings, but a reduction in OGE Energy's credit ratings would not result in any defaults or accelerations. Any future downgrade could also lead to higher long-term borrowing costs and, if below investment grade, would require OGE Energy to post collateral or letters of credit.

A security rating is not a recommendation to buy, sell or hold securities. Such rating may be subject to revision or withdrawal at any time by the credit rating agency, and each rating should be evaluated independently of any other rating.

Future financing requirements may be dependent, to varying degrees, upon numerous factors such as general economic conditions, abnormal weather, load growth, commodity prices, acquisitions of other businesses and/or development of projects, actions by rating agencies, inflation, changes in environmental laws or regulations, rate increases or decreases allowed by regulatory agencies, new legislation, and market entry of competing electric power generators.

Common Stock

OGE Energy expects to issue between $15 million to $25 million of common stock from its Automatic Dividend Reinvestment and Stock Purchase Plan in 2024. See Note 8 within "Item 8. Financial Statements and Supplementary Data" for a discussion of OGE Energy's common stock activity.

Critical Accounting Policies and Estimates

The financial statements and notes thereto contain information that is pertinent to management's discussion and analysis. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Changes to these assumptions and estimates could have a material effect on the Registrants' financial statements. However, the Registrants believe they have taken reasonable positions where assumptions and estimates are used in order to minimize the negative financial impact to the Registrants that could result if actual results vary from the assumptions and estimates.

In management's opinion, the areas where the most significant judgment is exercised include the determination of pension and postretirement plan assumptions, income taxes, contingency reserves, and regulatory assets and liabilities. The selection, application and disclosure of the following critical accounting estimates have been discussed with the Audit Committee of OGE Energy's Board of Directors. The Registrants discuss their significant accounting policies, including those that do not require management to make difficult, subjective or complex judgments or estimates, in Note 1 within "Item 8. Financial Statements and Supplementary Data."

Pension and Postretirement Plan Assumptions

OGE Energy has a Pension Plan that covers certain employees, including OG&E's employees, hired before December 1, 2009. Effective December 1, 2009, OGE Energy's Pension Plan is no longer being offered to employees hired on or after December 1, 2009. OGE Energy also has defined benefit postretirement plans that cover certain employees, including OG&E's employees hired prior to February 1, 2020. Pension and other postretirement plan expenses and liabilities are determined on an actuarial basis and are affected by the market value of plan assets, estimates of the expected return on plan assets, assumed discount rates, and the level of funding. Actual changes in the fair market value of plan assets and differences between the actual return on plan assets and the expected return on plan assets could have a material effect on the amount of pension expense ultimately recognized. The Pension Plan rate assumptions are shown in Note 11 within "Item 8. Financial Statements and Supplementary Data." The assumed return on plan assets is based on management's expectation of the long-term return on the plan assets portfolio. The discount rate used to compute the present value of plan liabilities is based generally on rates of high-grade corporate bonds with maturities similar to the average period over which benefits will be paid. Funding levels are dependent on returns on plan assets and future discount rates. Higher returns on plan assets and an increase in discount rates will reduce funding requirements to the Pension Plan.

The following table presents the sensitivity of the Pension Plan funded status to these variables.

	Change	Impact on Funded Status
Actual plan asset returns	+/- 1 percent	+/- $2.4 million
Discount rate	+/- 0.25 percent	+/- $5.4 million
Contributions	+/- $10 million	+/- $10.0 million

Income Taxes

The Registrants use the asset and liability method of accounting for income taxes. Under this method, a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences between the financial statement basis and the tax basis of assets and liabilities, as well as tax credit carry forwards and net operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period of the change.

The application of income tax law is complex. Laws and regulations in this area are voluminous and often ambiguous. Interpretations and guidance surrounding income tax laws and regulations change over time. Accordingly, it is necessary to make judgments regarding income tax exposure. As a result, changes in these judgments can materially affect amounts the Registrants recognized in their financial statements. Tax positions taken by the Registrants on their income tax returns that are recognized in the financial statements must satisfy a more likely than not recognition threshold, assuming that the position will be examined by taxing authorities with full knowledge of all relevant information.

Contingency Reserves

In the normal course of business, the Registrants are confronted with issues or events that may result in a contingent liability. These generally relate to lawsuits or claims made by third parties, including governmental agencies. When appropriate, management consults with legal counsel and other experts to assess the claim. If, in management's opinion, the Registrants have incurred a probable loss as set forth by GAAP, an estimate is made of the loss, and the appropriate accounting entries are reflected in the financial statements.

Regulatory Assets and Liabilities

OG&E, as a regulated electric company, is subject to accounting principles for certain types of rate-regulated activities, which provide that certain incurred costs that would otherwise be charged to expense can be deferred as regulatory assets, based on the expected recovery from customers in future rates. Likewise, certain actual or anticipated credits that would otherwise reduce expense can be deferred as regulatory liabilities, based on the expected flowback to customers in future rates. Management's expected recovery of deferred costs and flowback of deferred credits generally results from specific decisions by regulators granting such ratemaking treatment.

OG&E records certain incurred costs and obligations as regulatory assets or liabilities if, based on regulatory orders or other available evidence, it is probable that the costs or obligations will be included in amounts allowable for recovery or refund in future rates. Management continuously monitors the future recoverability of regulatory assets. When in management's judgment future recovery becomes impaired, the amount of the regulatory asset is adjusted, as appropriate.

Accounting Pronouncements

See Note 2 within "Item 8. Financial Statements and Supplementary Data" for further discussion of recently adopted accounting standards and recently issued accounting standards that are not yet effective that could have a material impact on the Registrants' financial position, results of operations or cash flows upon adoption.

Commitments and Contingencies

In the normal course of business, the Registrants are confronted with issues or events that may result in a contingent liability. These generally relate to lawsuits or claims made by third parties, including governmental agencies. When appropriate, management consults with legal counsel and other experts to assess the claim. If, in management's opinion, the Registrants have incurred a probable loss as set forth by GAAP, an estimate is made of the loss, and the appropriate accounting entries are reflected in the financial statements. If the assessment indicates that a potential loss is not probable but reasonably possible, the nature of the contingent matter, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. At the present time, based on currently available information, the Registrants believe that any reasonably possible losses in excess of accrued amounts arising out of pending or threatened lawsuits or claims would not be quantitatively material to their financial statements and would not have a material adverse effect on their financial position, results of operations or cash flows. See Notes 13 and 14 within "Item 8. Financial Statements and Supplementary Data" and "Item 3. Legal Proceedings" for further discussion of the Registrants' commitments and contingencies.

Environmental Laws and Regulations

The activities of OG&E are subject to numerous stringent and complex federal, state and local laws and regulations governing environmental protection. These laws and regulations can change, restrict or otherwise impact the Registrants' business activities in many ways, including the handling or disposal of waste material, planning for future construction activities to avoid or mitigate harm to threatened or endangered species and requiring the installation and operation of emissions or pollution control equipment. Failure to comply with these laws and regulations could result in the assessment of administrative, civil and criminal penalties, the imposition of remedial requirements and the issuance of orders enjoining future operations. Management believes that all of the Registrants' operations are in substantial compliance with current federal, state and local environmental standards.

President Biden's Administration has taken a number of actions that adopt policies and affect environmental regulations, including issuance of executive orders that instruct the EPA and other executive agencies to review certain rules that affect OG&E with a view to achieving nationwide reductions in greenhouse gas emissions. OG&E is monitoring these actions which are in various stages of implementation. At this point in time, the impacts of these actions on the Registrants' results of operations, if any, cannot be determined with any certainty.

Environmental regulation can increase the cost of planning, design, initial installation and operation of OG&E's facilities. Management continues to evaluate its compliance with existing and proposed environmental legislation and regulations and implement appropriate environmental programs in a competitive market.

Air

OG&E's operations are subject to the Federal Clean Air Act of 1970, as amended, and comparable state laws and regulations. These laws and regulations regulate emissions of air pollutants from various industrial sources, including electric generating units and also impose various monitoring and reporting requirements. Such laws and regulations may require that OG&E obtain pre-approval for the construction or modification of certain projects or facilities expected to produce air emissions or result in the increase of existing air emissions, obtain and strictly comply with air permits containing various emissions and operational limitations or install emission control equipment. OG&E likely will be required to incur certain capital expenditures in the future for air pollution control equipment and technology in connection with obtaining and maintaining operating permits and approvals for air emissions.

Cross State Air Pollution Rule

The EPA revised the NAAQS for ozone in 2015. Although Oklahoma complies with the revised standard, the Federal Clean Air Act of 1970, as amended, requires states to submit to the EPA for approval a SIP to prohibit in-state sources from contributing significantly to nonattainment of the NAAQS in another state. On October 28, 2018, Oklahoma submitted its SIP to the EPA related to these "Good Neighbor" requirements. On January 31, 2023, the EPA disapproved the SIPs of 21 states, including Oklahoma. On March 2, 2023, the Oklahoma Attorney General and the ODEQ jointly filed a Petition for Review of the SIP disapproval in the Tenth Circuit. On March 16, 2023, OG&E filed a Petition for Review of the SIP disapproval in the Tenth Circuit. On June 6, 2023, OG&E, together with the Oklahoma Attorney General, the ODEQ, Tulsa Cement LLC and Western Farmers Electric Cooperative, jointly filed a motion with the Tenth Circuit requesting a stay of the EPA's disapproval of the Oklahoma SIP. On July 27, 2023, the Tenth Circuit granted a stay of the EPA's disapproval of the Oklahoma SIP. On February 16, 2024, the Tenth Circuit granted a motion to transfer venue to the U.S. Court of Appeals for the District of Columbia. The oral argument originally scheduled for March 21, 2024 is now vacated. Currently, the timing of when oral argument will take place in the D.C. Circuit is unknown, and OG&E is evaluating the effects of the transfer of venue.

In a separate but related matter, on April 6, 2022, the EPA also published a proposed FIP related to the "Good Neighbor" requirements intended to reduce interstate NO_X emissions contributions. OG&E filed comments to the proposed FIP with the EPA on June 21, 2022. On June 5, 2023, the EPA published a final FIP for 23 states, including Oklahoma. The issuance of the FIP resulted from the EPA's aforementioned SIP disapprovals. Among other changes, the EPA finalized a revision of the current Oklahoma NO_X emissions budget for electric generating units, including OG&E's units, which began in 2023. Under the terms of the FIP, the emissions budget will decline over time based on the level of reductions that the EPA has determined is achievable through particular emissions controls. OG&E's preliminary analysis indicates that Oklahoma's state budget for 2026 will be reduced by 34.5 percent from 2023 levels and that for 2027 it will be reduced by 50 percent from 2021 levels. On July 7, 2023, the Attorney General of Oklahoma and other petitioners filed a motion in the Tenth Circuit Court to stay the EPA's final FIP for Oklahoma. On July 31, 2023, the petitioners filed a joint, unopposed motion requesting that the court abate further proceedings pending resolution of the Utah and Oklahoma SIP disapproval challenges, and the court granted this motion on August 2, 2023. The petitioners will be required to notify the court within five days after the SIP disapproval challenge is resolved. The FIP became effective August 4, 2023; however, as long as the stay of the EPA's disapproval of the Oklahoma SIP discussed above remains in place, the EPA may not enforce the Good Neighbor FIP. In an interim final rule published in the Federal Register on September 29, 2023, the EPA stayed the Good Neighbor Plan's requirements for emissions sources in Oklahoma. In addition, in October 2023, several state and industry petitioners filed emergency applications for a stay of the EPA's Good Neighbor FIP in the U.S. Supreme Court. Oral argument to decide whether to grant these applications is scheduled for February 21, 2024.

In light of the issuance of the FIP, OG&E has been evaluating various control strategies to reduce emissions at its generating units, which can range from some combination of purchase of emission allowances, installation of selective catalytic reduction controls, conversion of coal-fired units to gas-fired units or retirement and replacement of capacity. OG&E expects to submit its final 2024 IRP to the OCC and APSC in the first quarter of 2024, which will evaluate various potential compliance options related to the EPA's Good Neighbor FIP. Due to the uncertainty relating to the disapproval of the SIP and implementation of the FIP, OG&E cannot determine the cost to comply with certainty, as such costs are dependent upon the timing and outcome of the litigation discussed above, the particular control strategies ultimately selected for each unit, the terms and timing of regulatory approvals required from the OCC and the time period necessary to complete the projects. However, OG&E preliminarily estimates that the cost of compliance with the FIP as issued could be approximately $2.7 billion in total, including $100 million to $300 million over the 12- to 18-month period following effectiveness of the FIP. OG&E expects that it would seek recovery of any necessary environmental expenditures to handle state and federally mandated environmental upgrades, but there is no guarantee that all of such expenditures will be approved for recovery or will be approved for recovery on a timely basis.

Particulate Matter NAAQS

On February 7, 2024, the EPA issued a final rule resulting from its reconsideration of the primary (health-based) and secondary (welfare-based) NAAQS for PM, which were set in 2013 and which the EPA declined to revise in 2020. The final rule lowers the primary annual $PM_{2.5}$ NAAQS from 12.0 μg/m3 to 9.0 μg/m3 and retains the other PM standards at their current levels, including the 24-hour $PM_{2.5}$ NAAQS.

The EPA will determine which areas of the country meet the standards, such as making initial attainment/nonattainment designations, no later than two years after new standards are issued. States must develop and submit attainment plans no later than 18 months after the EPA finalizes nonattainment designations. The revised NAAQS could impact regional air quality goals and emission limits for emission sources; however, it is unknown at this time what, if any, potential material impacts to OG&E individual operating permit emission limits will result from the EPA actions.

Regional Haze

In July 2020, the ODEQ notified OG&E that the Horseshoe Lake generating units would be included in Oklahoma's second Regional Haze implementation period evaluation of visibility impairment impacts to the Wichita Mountains. OG&E submitted an analysis of all potential control measures for NO_X on these units to the ODEQ. The ODEQ submitted a revised SIP to the EPA on August 12, 2022. It is unknown at this time what the outcome, or any potential material impacts, if any, will be from the evaluations by OG&E, the ODEQ and the EPA.

Mercury and Air Toxics Standards

On April 24, 2023, the EPA published in the Federal Register a proposed rule, National Emission Standards for Hazardous Air Pollutants: Coal- and Oil-Fired Electric Utility Steam Generating Units - Review of the Residual Risk and Technology Review. The proposal contains the results of the EPA's review of the May 2020 risk and technology review for the Mercury and Air Toxics Standards and proposes changes to certain emission standards and compliance measures. OG&E participated with trade associations to provide comments to the EPA on June 23, 2023. It is unknown what potential material impacts, if any, will be from the final action by the EPA. The EPA has indicated they anticipate finalizing the rule in April 2024.

Greenhouse Gas

OG&E monitors possible changes in legal standards for emissions of greenhouse gases, including CO_2, sulfur hexafluoride and methane, including President Biden Administration's target of a 50 to 52 percent reduction in economy-wide net greenhouse gas emissions from 2005 levels by 2030 with full decarbonization of the electric power industry by 2035. If legislation or regulations are passed at the federal or state levels in the future requiring mandatory reductions of CO_2 and other greenhouse gases at OG&E's facilities, this could result in significant additional compliance costs that would affect OG&E's future financial position, results of operations and cash flows if such costs are not recovered through regulated rates.

On May 23, 2023, the EPA proposed rules to reduce emissions of greenhouse gases from fossil fuel-fired electric generating units under Clean Air Act Section 111. The proposal encompasses both Section 111(b) and 111(d) rulemakings for new units and existing units, respectively. In particular, the proposed rules would (i) strengthen the current New Source Performance Standards for newly built fossil fuel-fired stationary combustion turbines (generally natural gas-fired); (ii) establish emission guidelines for states to follow in limiting carbon pollution from existing fossil fuel-fired steam electric generating units (including coal, oil, and natural gas-fired units); and (iii) establish emission guidelines for large, frequently used existing fossil fuel-fired stationary combustion turbines (generally natural gas-fired). OG&E filed comments regarding the proposal on August 8, 2023 and participated with trade associations to develop industry-focused comments. Regional transmission organizations, including the SPP, separately filed a joint comment letter to the EPA on August 8, 2023, noting that there is a need for the EPA to add specific measures to the proposed greenhouse gas rules to address reliability. On November 20, 2023, the EPA published in the Federal Register a request for additional comments focused on reliability. OG&E participated with industry groups to provide comments to the EPA on December 20, 2023. The EPA has indicated they anticipate finalizing the regulations in April 2024. It is unknown what the outcome, or any potential material impacts, if any, will be from the final action by the EPA.

As a member of the SPP Integrated Marketplace, OG&E customers have access to clean energy resources while maintaining reliability and affordability. With respect to its direct emissions, compared to 2005 levels, OG&E has reduced carbon dioxide emissions by over 60 percent, emissions of ozone-forming NO_X have been reduced by approximately 80 percent, and emissions of SO_2 have been reduced by approximately 95 percent. Direct emission reductions are due to factors such as OG&E's conversion of certain coal units to natural gas units, its participation in the SPP integrated market, and its active engagement with customers in OG&E's SmartHours and Load Reduction Programs which helps reduce the amount of generation required to serve peak demand. OG&E is also planning to deploy more renewable energy sources that do not emit greenhouse gases. OG&E has leveraged its geographic position to develop renewable energy resources and completed transmission investments to deliver the renewable energy.

Endangered Species

Certain federal laws, including the Bald and Golden Eagle Protection Act, the Migratory Bird Treaty Act and the Endangered Species Act, provide special protection to certain designated species. These laws and any state equivalents provide for significant civil and criminal penalties for unpermitted activities that result in harm to or harassment of certain protected animals and plants, including damage to their habitats. If such species are located in an area in which OG&E conducts operations, or if additional species in those areas become subject to protection, OG&E's operations and development projects, particularly transmission, wind or solar projects, could be restricted or delayed, or OG&E could be required to implement expensive mitigation measures.

On September 14, 2022, the USFWS published a proposal to list the Tricolored Bat as endangered under the Endangered Species Act. According to the proposal, the current known range of the Tricolored Bat extends to 36 states, including Oklahoma and Arkansas. A listing decision is expected by September 2024. OG&E is closely monitoring this issue due to possible future impacts; however, it is unknown at this time what, if any, material impacts will result from the USFWS action.

Waste

OG&E's operations generate wastes that are subject to the Federal Resource Conservation and Recovery Act of 1976 as well as comparable state laws which impose detailed requirements for the handling, storage, treatment and disposal of waste.

During 2023, approximately 94 percent of the ash from OG&E's River Valley, Muskogee and Sooner facilities was recovered and reused in various ways, including soil stabilization, landfill cover, road base construction and cement and concrete production. Reusing fly ash reduces the need to manufacture cement resulting in reductions in greenhouse gas emissions from cement and concrete production. Based on estimates from the American Coal Ash Association, OG&E fly ash reuse helped avoid over 3.5 million tons of CO_2 emissions in the last 16 years.

OG&E has sought and will continue to seek pollution prevention opportunities and to evaluate the effectiveness of its waste reduction, reuse and recycling efforts. In 2023, OG&E obtained refunds of $2.0 million from the recycling of scrap metal, salvaged transformers and used transformer oil. This figure does not include the additional savings gained through the reduction and/or avoidance of disposal costs and the reduction in material purchases due to the reuse of existing materials. Similar savings are anticipated in future years.

Water

OG&E's operations are subject to the Federal Clean Water Act and comparable state laws and regulations. These laws and regulations impose detailed requirements and strict controls regarding the discharge of pollutants into state and federal waters.

In 2015, the EPA issued a final rule addressing the effluent limitation guidelines for power plants under the Federal Clean Water Act. The final rule establishes technology- and performance-based standards that may apply to discharges of six waste streams including bottom ash transport water. On April 12, 2017, the EPA granted a Petition for Reconsideration of the 2015 Rule. On October 13, 2020, the EPA published a final rule to revise the technology-based effluent limitations for flue gas desulfurization wastewater and bottom ash transport water. On August 3, 2021, the EPA published notice in the Federal Register that it will undertake a supplemental rulemaking to revise the effluent limitation guidelines rule after completing its review of the October 2020 rule. The existing effluent limitation guidelines will remain in effect while the EPA undertakes this new rulemaking, with a compliance date of no later than December 31, 2025. On March 29, 2023, the EPA published a proposed rule to revise the effluent limitation guidelines for flue gas desulfurization wastewater, bottom ash transport water and combustion residual leachate. The proposed rule would prohibit any discharge from bottom ash transport water systems and has a compliance date of December 31, 2029. OG&E has begun installation of dry bottom ash handling technology that will comply with the rule. The final rule is expected in April 2024.

Since the purchase of the Redbud facility in 2008, OG&E made investments in the infrastructure that have led to OG&E's average use of approximately 2.4 billion gallons per year of treated municipal effluent for cooling water at Redbud and McClain. This use of treated municipal effluent offsets the need for fresh water as cooling water, making fresh water available for other beneficial uses like drinking water, irrigation and recreation.

Site Remediation

The Comprehensive Environmental Response, Compensation and Liability Act of 1980 and comparable state laws impose liability, without regard to the legality of the original conduct, on certain classes of persons responsible for the release of hazardous substances into the environment. Because OG&E utilizes various products and generates wastes that are considered hazardous substances for purposes of the Comprehensive Environmental Response, Compensation and Liability Act of 1980, OG&E could be subject to liability for the costs of cleaning up and restoring sites where those substances have been released to the environment. At this time, it is not anticipated that any associated liability will cause a significant impact to OG&E.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Market risks are, in most cases, risks that are actively traded in a marketplace and have been well studied in regards to quantification. Market risks include, but are not limited to, changes in interest rates and commodity prices. The Registrants' exposure to changes in interest rates relates primarily to variable-rate debt, commercial paper and future long-term debt issuances. The Registrants are exposed to commodity prices in their operations to the extent any fuel price changes are not recovered in customer rates.

Risk Oversight Committee

The Registrants manage market risks using a risk committee structure. OGE Energy's Risk Oversight Committee, which consists of the Chief Financial Officer, other corporate officers and members of management, is responsible for the overall development, implementation and enforcement of strategies and policies for all significant risk management activities of the Registrants. In 2023, this committee and the Registrants' management applied a holistic perspective of risk assessment and application of its strategies and policies to manage the Registrants' overall financial performance. The Chief Financial Officer, acting in his role as the principal financial officer and as a member of the Risk Oversight Committee, reports periodically to the Audit Committee of OGE Energy's Board of Directors on the Registrants' risk profile affecting anticipated financial results, including any significant risk issues. The Audit Committee updates the Board of Directors regarding the company's risk management practices and the steps management has taken to monitor and control applicable risks.

Risk Policies

Management utilizes risk policies to control the amount of market risk exposure. These policies are designed to provide the Audit Committee of OGE Energy's Board of Directors and senior executives of the Registrants with confidence that the risks taken on by the Registrants' business activities are in accordance with their expectations for financial returns and that the approved policies and controls related to market risk management are being followed.

Interest Rate Risk

The Registrants' exposure to changes in interest rates primarily relates to variable-rate debt and commercial paper. The Registrants manage their interest rate exposure by monitoring and limiting the effects of market changes in interest rates. The Registrants may utilize interest rate derivatives to alter interest rate exposure in an attempt to reduce the effects of these changes. Interest rate derivatives would be used solely to modify interest rate exposure and not to modify the overall leverage of the debt portfolio, but the Registrants have no intent at this time to utilize interest rate derivatives.

The fair value of the Registrants' long-term debt is based on quoted market prices and estimates of current rates available for similar issues with similar maturities or by calculating the net present value of the monthly payments discounted by the Registrants' current borrowing rate. The following table presents the Registrants' long-term debt maturities and the weighted-average interest rates by maturity date.

Year Ended December 31 (Dollars in millions)	2024	2025	2026	2027	2028	Thereafter	Total	12/31/23 Fair Value
OGE Energy (holding company) variable-rate debt (A):								
Principal amount	$ —	$ 50.0	$ —	$ —	$ —	$ —	$ 50.0	$ 50.0
Weighted-average interest rate	—%	6.340%	—%	—%	—%	—%	6.340%	
OG&E fixed-rate debt (A):								
Principal amount	$ —	$ —	$ —	$ 125.0	$ 500.0	$ 3,569.2	$ 4,194.2	$ 3,929.4
Weighted-average interest rate	—%	—%	—%	6.650%	4.340%	4.660%	4.680%	
OG&E variable-rate debt (B):								
Principal amount	$ —	$ 79.4	$ —	$ 56.0	$ —	$ —	$ 135.4	$ 135.4
Weighted-average interest rate	—%	4.030%	—%	4.050%	—%	—%	4.040%	

(A) Prior to or when these debt obligations mature, the Registrants may refinance all or a portion of such debt at then-existing market interest rates which may be more or less than the interest rates on the maturing debt.

(B) A hypothetical change of 100 basis points in the underlying variable interest rate incurred by OG&E would change interest expense by $1.4 million annually.

Item 8. Financial Statements and Supplementary Data.

OGE ENERGY CORP.
CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31 *(In millions except per share data)*		**2023**		2022		2021
OPERATING REVENUES						
Revenues from contracts with customers	$	**2,607.3**	$	3,304.2	$	3,588.7
Other revenues		**67.0**		71.5		65.0
Operating revenues		**2,674.3**		3,375.7		3,653.7
FUEL, PURCHASED POWER AND DIRECT TRANSMISSION EXPENSE		**911.7**		1,662.4		2,127.6
OPERATING EXPENSES						
Other operation and maintenance		**502.6**		501.4		463.1
Depreciation and amortization		**506.6**		460.9		416.0
Taxes other than income		**103.2**		101.5		102.8
Operating expenses		**1,112.4**		1,063.8		981.9
OPERATING INCOME		**650.2**		649.5		544.2
OTHER INCOME (EXPENSE)						
Allowance for equity funds used during construction		**19.4**		6.9		6.7
Other net periodic benefit income (expense)		**5.6**		(12.9)		(6.1)
Gain (loss) on equity securities (Note 1)		**—**		282.1		(8.6)
Equity in earnings of unconsolidated affiliates		**—**		—		169.8
Gain on Enable/Energy Transfer transaction, net		**—**		—		344.4
Other income		**48.2**		74.6		26.3
Other expense		**(29.0)**		(44.6)		(39.9)
Net other income		**44.2**		306.1		492.6
INTEREST EXPENSE						
Interest on long-term debt		**205.0**		162.1		154.8
Allowance for borrowed funds used during construction		**(7.1)**		(4.0)		(3.5)
Interest on short-term debt and other interest charges		**23.5**		8.2		7.0
Interest expense		**221.4**		166.3		158.3
INCOME BEFORE TAXES		**473.0**		789.3		878.5
INCOME TAX EXPENSE		**56.2**		123.6		141.2
NET INCOME	$	**416.8**	$	665.7	$	737.3
BASIC AVERAGE COMMON SHARES OUTSTANDING		**200.3**		200.2		200.1
DILUTED AVERAGE COMMON SHARES OUTSTANDING		**200.9**		200.8		200.3
BASIC EARNINGS PER AVERAGE COMMON SHARE	$	**2.08**	$	3.33	$	3.68
DILUTED EARNINGS PER AVERAGE COMMON SHARE	$	**2.07**	$	3.32	$	3.68

The accompanying Combined Notes to Financial Statements are an integral part hereof.

OGE ENERGY CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year Ended December 31 *(In millions)*		2023		2022		2021
Net income	$	**416.8**	$	665.7	$	737.3
Other comprehensive income (loss), net of tax:						
Pension Plan and Restoration of Retirement Income Plan:						
Amortization of prior service cost, net of tax of $0.1, $0.1 and $0.0, respectively		**0.2**		0.2		0.1
Amortization of deferred net loss, net of tax of $0.2, $0.2 and $0.9, respectively		**0.9**		1.4		1.6
Net gain (loss) arising during the period, net of tax of $1.0, ($2.4) and $0.0, respectively		**3.3**		(7.6)		1.4
Prior service cost arising during the period, net of tax of $0.0, $0.0 and ($0.3), respectively		**—**		—		(1.1)
Settlement cost, net of tax of $0.4, $4.3 and $2.7, respectively		**1.2**		13.6		6.0
Postretirement benefit plans:						
Amortization of prior service credit, net of tax of $0.0, ($0.1) and ($0.4), respectively		**—**		(0.2)		(1.4)
Amortization of deferred net (gain) loss, net of tax of ($0.1), $0.0 and $0.0, respectively		**(0.1)**		—		0.1
Net gain (loss) arising during the period, net of tax of ($0.2), $1.7 and ($0.2), respectively		**(0.8)**		5.5		(0.7)
Other comprehensive gain from unconsolidated affiliates, net of tax $0.0, $0.0 and $0.3, respectively		**—**		—		1.3
Other comprehensive income, net of tax		**4.7**		12.9		7.3
Comprehensive income	$	**421.5**	$	678.6	$	744.6

The accompanying Combined Notes to Financial Statements are an integral part hereof.

OGE ENERGY CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31 (*In millions*)		2023		2022		2021
CASH FLOWS FROM OPERATING ACTIVITIES						
Net income	$	416.8	$	665.7	$	737.3
Adjustments to reconcile net income to net cash provided from (used in) operating activities:						
Depreciation and amortization		506.6		460.9		416.0
Deferred income taxes and other tax credits, net		11.6		(154.0)		125.9
(Gain) loss on investment in equity securities (Note 1)		—		(282.1)		8.6
Gain on Enable/Energy Transfer transaction (Note 1)		—		—		(353.0)
Equity in earnings of unconsolidated affiliates		—		—		(169.8)
Distributions from unconsolidated affiliates		—		—		73.4
Allowance for equity funds used during construction		(19.4)		(6.9)		(6.7)
Stock-based compensation expense		13.1		9.7		9.8
Regulatory assets		(92.1)		702.2		(874.9)
Regulatory liabilities		(12.2)		(9.1)		12.2
Other assets		—		18.9		(9.8)
Other liabilities		5.0		(6.6)		(8.1)
Change in certain current assets and liabilities:						
Accounts receivable and accrued unbilled revenues, net		42.8		(97.0)		(1.9)
Income taxes receivable		2.5		(18.1)		5.5
Fuel, materials and supplies inventories		(122.8)		(130.1)		(3.4)
Fuel recoveries		535.4		(363.0)		(180.5)
Other current assets		44.6		(30.2)		(22.7)
Accounts payable		(136.3)		155.4		7.5
Other current liabilities		36.7		36.7		4.7
Net cash provided from (used in) operating activities		1,232.3		952.4		(229.9)
CASH FLOWS FROM INVESTING ACTIVITIES						
Capital expenditures (less allowance for equity funds used during construction)		(1,178.2)		(1,050.9)		(778.5)
Proceeds from sales of equity securities		—		1,067.2		—
Cash received in Enable/Energy Transfer transaction (Note 1)		—		—		35.0
Cost of removal and other		(93.9)		(112.7)		(89.0)
Net cash used in investing activities		(1,272.1)		(96.4)		(832.5)
CASH FLOWS FROM FINANCING ACTIVITIES						
Proceeds from long-term debt		788.3		49.3		997.8
Payment of long-term debt		(1,000.1)		(0.1)		(0.1)
Increase (decrease) in short-term debt		499.2		(486.9)		391.9
Dividends paid on common stock		(333.2)		(329.3)		(324.9)
Cash paid for employee equity-based compensation and expense of common stock		(2.3)		(0.9)		(3.4)
Net cash (used in) provided from financing activities		(48.1)		(767.9)		1,061.3
NET CHANGE IN CASH AND CASH EQUIVALENTS		(87.9)		88.1		(1.1)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		88.1		—		1.1
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	0.2	$	88.1	$	—
SUPPLEMENTAL CASH FLOW INFORMATION						
Cash paid during the period for:						
Interest (net of interest capitalized of $7.1, $4.0 and $3.5, respectively)	$	202.4	$	164.0	$	156.4
Income taxes (net of income tax refunds)	$	41.5	$	276.0	$	8.7
NON-CASH INVESTING AND FINANCING ACTIVITIES						
Power plant long-term service agreement	$	0.7	$	0.8	$	2.4
Investment in Energy Transfer's equity securities (Note 1)	$	—	$	—	$	793.7

The accompanying Combined Notes to Financial Statements are an integral part hereof.

OGE ENERGY CORP.
CONSOLIDATED BALANCE SHEETS

December 31 (*In millions*)		2023		2022
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	0.2	$	88.1
Accounts receivable, less reserve of $2.2 and $1.9, respectively		208.8		250.1
Accrued unbilled revenues		72.7		74.2
Income taxes receivable		18.2		20.7
Fuel inventories		158.5		108.8
Materials and supplies, at average cost		254.3		180.5
Fuel clause under recoveries		—		514.9
Other		58.8		103.5
Total current assets		771.5		1,340.8
OTHER PROPERTY AND INVESTMENTS				
Other		114.0		105.8
Total other property and investments		114.0		105.8
PROPERTY, PLANT AND EQUIPMENT				
In service		15,588.2		14,695.2
Construction work in progress		522.2		436.1
Total property, plant and equipment		16,110.4		15,131.3
Less: accumulated depreciation		4,809.4		4,584.5
Net property, plant and equipment		11,301.0		10,546.8
DEFERRED CHARGES AND OTHER ASSETS				
Regulatory assets		577.6		524.3
Other		26.6		27.0
Total deferred charges and other assets		604.2		551.3
TOTAL ASSETS	$	12,790.7	$	12,544.7

The accompanying Combined Notes to Financial Statements are an integral part hereof.

OGE ENERGY CORP.
CONSOLIDATED BALANCE SHEETS (Continued)

December 31 (*In millions*)		2023		2022
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES				
Short-term debt	$	499.2	$	—
Accounts payable		276.4		448.9
Dividends payable		83.8		82.9
Customer deposits		103.5		88.8
Accrued taxes		47.6		54.0
Accrued interest		57.4		41.1
Accrued compensation		46.8		37.0
Long-term debt due within one year		—		999.9
Fuel clause over recoveries		20.5		—
Other		44.0		49.6
Total current liabilities		1,179.2		1,802.2
LONG-TERM DEBT		4,340.5		3,548.7
DEFERRED CREDITS AND OTHER LIABILITIES				
Accrued benefit obligations		172.7		176.9
Deferred income taxes		1,300.8		1,233.5
Deferred investment tax credits		11.3		12.0
Regulatory liabilities		1,061.6		1,147.1
Other		213.0		210.9
Total deferred credits and other liabilities		2,759.4		2,780.4
Total liabilities		8,279.1		8,131.3
COMMITMENTS AND CONTINGENCIES (NOTE 13)				
STOCKHOLDERS' EQUITY				
Common stockholders' equity		1,145.1		1,134.5
Retained earnings		3,373.7		3,290.9
Accumulated other comprehensive loss, net of tax		(7.2)		(11.9)
Treasury stock, at cost		—		(0.1)
Total stockholders' equity		4,511.6		4,413.4
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	12,790.7	$	12,544.7

The accompanying Combined Notes to Financial Statements are an integral part hereof.

OGE ENERGY CORP.
CONSOLIDATED STATEMENTS OF CAPITALIZATION

December 31 *(In millions except per share data)*		2023		2022
STOCKHOLDERS' EQUITY				
Common stock, par value $0.01 per share; authorized 450.0 shares; and outstanding 200.3 shares and 200.2 shares, respectively	$	2.0	$	2.0
Premium on common stock		1,143.1		1,132.5
Retained earnings		3,373.7		3,290.9
Accumulated other comprehensive loss, net of tax		(7.2)		(11.9)
Treasury stock, at cost, 0.0 and 0.0 shares, respectively		—		(0.1)
Total stockholders' equity		4,511.6		4,413.4
LONG-TERM DEBT				
SERIES	DUE DATE			
Senior Notes - OGE Energy				
0.703%	Senior Notes, Series Due May 26, 2023	—		500.0
5.375% - 6.375%	Term Loan Due May 24, 2025	50.0		50.0
Senior Notes - OG&E				
0.553%	Senior Notes, Series Due May 26, 2023	—		500.0
6.65%	Senior Notes, Series Due July 15, 2027	125.0		125.0
6.50%	Senior Notes, Series Due April 15, 2028	100.0		100.0
3.80%	Senior Notes, Series Due August 15, 2028	400.0		400.0
3.30%	Senior Notes, Series Due March 15, 2030	300.0		300.0
3.25%	Senior Notes, Series Due April 1, 2030	300.0		300.0
5.40%	Senior Notes, Series Due January 15, 2033	450.0		—
5.75%	Senior Notes, Series Due January 15, 2036	110.0		110.0
6.45%	Senior Notes, Series Due February 1, 2038	200.0		200.0
5.85%	Senior Notes, Series Due June 1, 2040	250.0		250.0
5.25%	Senior Notes, Series Due May 15, 2041	250.0		250.0
3.90%	Senior Notes, Series Due May 1, 2043	250.0		250.0
4.55%	Senior Notes, Series Due March 15, 2044	250.0		250.0
4.00%	Senior Notes, Series Due December 15, 2044	250.0		250.0
4.15%	Senior Notes, Series Due April 1, 2047	300.0		300.0
3.85%	Senior Notes, Series Due August 15, 2047	300.0		300.0
5.60%	Senior Notes, Series Due April 1, 2053	350.0		—
3.80%	Tinker Debt, Due August 31, 2062	9.2		9.3
Other Bonds - OG&E				
1.85% - 4.75%	Garfield Industrial Authority, January 1, 2025	47.0		47.0
1.85% - 4.60%	Muskogee Industrial Authority, January 1, 2025	32.4		32.4
1.85% - 4.75%	Muskogee Industrial Authority, June 1, 2027	56.0		56.0
Unamortized debt expense		(27.9)		(22.2)
Unamortized discount		(11.2)		(8.9)
Total long-term debt		4,340.5		4,548.6
Less: long-term debt due within one year		—		(999.9)
Total long-term debt (excluding long-term debt due within one year)		4,340.5		3,548.7
Total capitalization (including long-term debt due within one year)	$	8,852.1	$	8,962.0

The accompanying Combined Notes to Financial Statements are an integral part hereof.

OGE ENERGY CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In millions)	Common Stock		Treasury Stock		Premium on Common Stock	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
	Shares	Value	Shares	Value				
Balance at December 31, 2020	200.1	$ 2.0	0.1	$ (5.3)	$ 1,122.6	$ 2,544.6	$ (32.1)	$ 3,631.8
Net income	—	—	—	—	—	737.3	—	737.3
Other comprehensive income, net of tax	—	—	—	—	—	—	7.3	7.3
Dividends declared on common stock ($1.6250 per share)	—	—	—	—	—	(326.5)	—	(326.5)
Stock-based compensation	—	—	(0.1)	5.2	1.2	—	—	6.4
Balance at December 31, 2021	200.1	$ 2.0	—	$ (0.1)	$ 1,123.8	$ 2,955.4	$ (24.8)	$ 4,056.3
Net income	—	—	—	—	—	665.7	—	665.7
Other comprehensive income, net of tax	—	—	—	—	—	—	12.9	12.9
Dividends declared on common stock ($1.6482 per share)	—	—	—	—	—	(330.2)	—	(330.2)
Stock-based compensation	0.1	—	—	—	8.7	—	—	8.7
Balance at December 31, 2022	200.2	$ 2.0	—	$ (0.1)	$ 1,132.5	$ 3,290.9	$ (11.9)	$ 4,413.4
Net income	—	—	—	—	—	416.8	—	416.8
Other comprehensive income, net of tax	—	—	—	—	—	—	4.7	4.7
Dividends declared on common stock ($1.6646 per share)	—	—	—	—	—	(334.0)	—	(334.0)
Stock-based compensation	0.1	—	—	0.1	10.6	—	—	10.7
Balance at December 31, 2023	200.3	$ 2.0	—	$ —	$ 1,143.1	$ 3,373.7	$ (7.2)	$ 4,511.6

The accompanying Combined Notes to Financial Statements are an integral part hereof.

OKLAHOMA GAS AND ELECTRIC COMPANY
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Year Ended December 31 *(In millions)*	**2023**	2022	2021
OPERATING REVENUES			
Revenues from contracts with customers	**$ 2,607.3**	$ 3,304.2	$ 3,558.7
Other revenues	**67.0**	71.5	65.0
Operating revenues	**2,674.3**	3,375.7	3,653.7
FUEL, PURCHASED POWER AND DIRECT TRANSMISSION EXPENSE	**911.7**	1,662.4	2,127.6
OPERATING EXPENSES			
Other operation and maintenance	**505.0**	491.9	464.7
Depreciation and amortization	**506.6**	460.9	416.0
Taxes other than income	**99.4**	98.0	99.3
Operating expenses	**1,111.0**	1,050.8	980.0
OPERATING INCOME	**651.6**	662.5	546.1
OTHER INCOME (EXPENSE)			
Allowance for equity funds used during construction	**19.4**	6.9	6.7
Other net periodic benefit income (expense)	**6.5**	1.2	(4.3)
Other income	**23.9**	6.5	7.1
Other expense	**(6.3)**	(3.4)	(1.8)
Net other income	**43.5**	11.2	7.7
INTEREST EXPENSE			
Interest on long-term debt	**200.4**	157.4	152.7
Allowance for borrowed funds used during construction	**(7.1)**	(4.0)	(3.5)
Interest on short-term debt and other interest charges	**6.6**	4.4	2.8
Interest expense	**199.9**	157.8	152.0
INCOME BEFORE TAXES	**495.2**	515.9	401.8
INCOME TAX EXPENSE	**68.8**	76.4	41.8
NET INCOME	**426.4**	439.5	360.0
Other comprehensive income, net of tax	**—**	—	—
COMPREHENSIVE INCOME	**$ 426.4**	$ 439.5	$ 360.0

The accompanying Combined Notes to Financial Statements are an integral part hereof.

OKLAHOMA GAS AND ELECTRIC COMPANY
STATEMENTS OF CASH FLOWS

Year Ended December 31 (*In millions*)	**2023**	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$ 426.4**	$ 439.5	$ 360.0
Adjustments to reconcile net income to net cash provided from (used in) operating activities:			
Depreciation and amortization	**506.6**	460.9	416.0
Deferred income taxes and other tax credits, net	**15.4**	220.5	44.6
Allowance for equity funds used during construction	**(19.4)**	(6.9)	(6.7)
Stock-based compensation expense	**3.1**	2.9	2.2
Regulatory assets	**(92.1)**	702.2	(874.9)
Regulatory liabilities	**(12.2)**	(9.1)	12.2
Other assets	**4.7**	—	(2.2)
Other liabilities	**0.3**	(5.6)	(11.2)
Change in certain current assets and liabilities:			
Accounts receivable and accrued unbilled revenues, net	**42.1**	(96.6)	(3.0)
Fuel, materials and supplies inventories	**(122.8)**	(130.1)	(3.4)
Fuel recoveries	**535.4**	(363.0)	(180.5)
Other current assets	**51.1**	(30.1)	(21.4)
Accounts payable	**(131.1)**	135.8	(11.0)
Income taxes payable - parent	**9.4**	8.0	0.7
Other current liabilities	**34.6**	19.3	3.3
Net cash provided from (used in) operating activities	**1,251.5**	1,347.7	(275.3)
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures (less allowance for equity funds used during construction)	**(1,178.2)**	(1,050.9)	(778.5)
Cost of removal	**(91.0)**	(109.3)	(83.4)
Net cash used in investing activities	**(1,269.2)**	(1,160.2)	(861.9)
CASH FLOWS FROM FINANCING ACTIVITIES			
Changes in advances with parent	**229.2**	(187.4)	372.5
Capital contribution from OGE Energy	**—**	—	530.0
Proceeds from long-term debt	**788.8**	—	499.8
Payment of long-term debt	**(500.1)**	(0.1)	(0.1)
Dividends paid on common stock	**(500.0)**	—	(265.0)
Net cash provided from (used in) financing activities	**17.9**	(187.5)	1,137.2
NET CHANGE IN CASH AND CASH EQUIVALENTS	**0.2**	—	—
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**—**	—	—
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 0.2**	$ —	$ —
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid during the period for:			
Interest (net of interest capitalized of $7.1, $4.0 and $3.5, respectively)	**$ 180.7**	$ 154.6	$ 148.9
Income taxes (net of income tax refunds)	**$ 44.2**	$ (152.6)	$ (3.2)
NON-CASH INVESTING AND FINANCING ACTIVITIES			
Power plant long-term service agreement	**$ 0.7**	$ 0.8	$ 2.4

The accompanying Combined Notes to Financial Statements are an integral part hereof.

OKLAHOMA GAS AND ELECTRIC COMPANY
BALANCE SHEETS

December 31 (*In millions*)		**2023**		2022
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	**0.2**	$	—
Accounts receivable, less reserve of $2.2 and $1.9, respectively		**208.8**		249.4
Accrued unbilled revenues		**72.7**		74.2
Advances to parent		**—**		91.0
Fuel inventories		**158.5**		108.8
Materials and supplies, at average cost		**254.3**		180.5
Fuel clause under recoveries		**—**		514.9
Other		**46.7**		97.8
Total current assets		**741.2**		1,316.6
OTHER PROPERTY AND INVESTMENTS		**4.6**		4.4
PROPERTY, PLANT AND EQUIPMENT				
In service		**15,582.1**		14,689.1
Construction work in progress		**522.2**		436.1
Total property, plant and equipment		**16,104.3**		15,125.2
Less: accumulated depreciation		**4,809.4**		4,584.5
Net property, plant and equipment		**11,294.9**		10,540.7
DEFERRED CHARGES AND OTHER ASSETS				
Regulatory assets		**577.6**		524.3
Other		**24.3**		24.5
Total deferred charges and other assets		**601.9**		548.8
TOTAL ASSETS	$	**12,642.6**	$	12,410.5

The accompanying Combined Notes to Financial Statements are an integral part hereof.

OKLAHOMA GAS AND ELECTRIC COMPANY
BALANCE SHEETS (Continued)

December 31 (*In millions*)		**2023**		2022
LIABILITIES AND STOCKHOLDER'S EQUITY				
CURRENT LIABILITIES				
Accounts payable	**$**	**228.5**	$	395.8
Advances from parent		**147.7**		—
Customer deposits		**103.5**		88.8
Accrued taxes		**47.2**		46.5
Accrued interest		**56.6**		40.8
Accrued compensation		**37.0**		27.8
Long-term debt due within one year		**—**		500.0
Fuel clause over recoveries		**20.5**		—
Other		**43.6**		49.3
Total current liabilities		**684.6**		1,149.0
LONG-TERM DEBT		**4,290.6**		3,498.9
DEFERRED CREDITS AND OTHER LIABILITIES				
Accrued benefit obligations		**96.2**		98.3
Deferred income taxes		**1,340.8**		1,271.1
Deferred investment tax credits		**11.3**		12.0
Regulatory liabilities		**1,061.6**		1,147.1
Other		**182.8**		188.9
Total deferred credits and other liabilities		**2,692.7**		2,717.4
Total liabilities		**7,667.9**		7,365.3
COMMITMENTS AND CONTINGENCIES (NOTE 13)				
STOCKHOLDER'S EQUITY				
Common stockholder's equity		**1,577.7**		1,574.6
Retained earnings		**3,397.0**		3,470.6
Total stockholder's equity		**4,974.7**		5,045.2
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**12,642.6**	$	12,410.5

The accompanying Combined Notes to Financial Statements are an integral part hereof.

OKLAHOMA GAS AND ELECTRIC COMPANY
STATEMENTS OF CAPITALIZATION

December 31 *(In millions except per share data)*			**2023**		2022
STOCKHOLDER'S EQUITY					
Common stock, par value $2.50 per share; authorized 100.0 shares; and outstanding 40.4 shares and 40.4 shares, respectively		**$**	**100.9**	$	100.9
Premium on common stock			**1,476.8**		1,473.7
Retained earnings			**3,397.0**		3,470.6
Total stockholder's equity			**4,974.7**		5,045.2
LONG-TERM DEBT					
SERIES	DUE DATE				
Senior Notes					
0.553%	Senior Notes, Series Due May 26, 2023		**—**		500.0
6.65%	Senior Notes, Series Due July 15, 2027		**125.0**		125.0
6.50%	Senior Notes, Series Due April 15, 2028		**100.0**		100.0
3.80%	Senior Notes, Series Due August 15, 2028		**400.0**		400.0
3.30%	Senior Notes, Series Due March 15, 2030		**300.0**		300.0
3.25%	Senior Notes, Series Due April 1, 2030		**300.0**		300.0
5.40%	Senior Notes, Series Due January 15, 2033		**450.0**		—
5.75%	Senior Notes, Series Due January 15, 2036		**110.0**		110.0
6.45%	Senior Notes, Series Due February 1, 2038		**200.0**		200.0
5.85%	Senior Notes, Series Due June 1, 2040		**250.0**		250.0
5.25%	Senior Notes, Series Due May 15, 2041		**250.0**		250.0
3.90%	Senior Notes, Series Due May 1, 2043		**250.0**		250.0
4.55%	Senior Notes, Series Due March 15, 2044		**250.0**		250.0
4.00%	Senior Notes, Series Due December 15, 2044		**250.0**		250.0
4.15%	Senior Notes, Series Due April 1, 2047		**300.0**		300.0
3.85%	Senior Notes, Series Due August 15, 2047		**300.0**		300.0
5.60%	Senior Notes, Series Due April 1, 2053		**350.0**		—
3.80%	Tinker Debt, Due August 31, 2062		**9.2**		9.3
Other Bonds					
1.85% - 4.75%	Garfield Industrial Authority, January 1, 2025		**47.0**		47.0
1.85% - 4.60%	Muskogee Industrial Authority, January 1, 2025		**32.4**		32.4
1.85% - 4.75%	Muskogee Industrial Authority, June 1, 2027		**56.0**		56.0
Unamortized debt expense			**(27.8)**		(21.9)
Unamortized discount			**(11.2)**		(8.9)
Total long-term debt			**4,290.6**		3,998.9
Less: long-term debt due within one year			**—**		(500.0)
Total long-term debt (excluding long-term debt due within one year)			**4,290.6**		3,498.9
Total capitalization (including long-term debt due within one year)		**$**	**9,265.3**	$	9,044.1

The accompanying Combined Notes to Financial Statements are an integral part hereof.

OKLAHOMA GAS AND ELECTRIC COMPANY
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

(In millions)	Common Stock			Premium on Common Stock		Retained Earnings		Total	
	Shares Outstanding		Value						
Balance at December 31, 2020	40.4	$	100.9	$	938.6	$	2,936.1	$	3,975.6
Net income	—		—		—		360.0		360.0
Dividends declared on common stock	—		—		—		(265.0)		(265.0)
Capital contribution from OGE Energy	—		—		530.0		—		530.0
Stock-based compensation	—		—		2.2		—		2.2
Balance at December 31, 2021	40.4	$	100.9	$	1,470.8	$	3,031.1	$	4,602.8
Net income	—		—		—		439.5		439.5
Stock-based compensation	—		—		2.9		—		2.9
Balance at December 31, 2022	40.4	$	100.9	$	1,473.7	$	3,470.6	$	5,045.2
Net income	—		—		—		426.4		426.4
Dividends declared on common stock	—		—		—		(500.0)		(500.0)
Stock-based compensation	—		—		3.1		—		3.1
Balance at December 31, 2023	40.4	$	100.9	$	1,476.8	$	3,397.0	$	4,974.7

The accompanying Combined Notes to Financial Statements are an integral part hereof.

COMBINED NOTES TO FINANCIAL STATEMENTS

Index of Combined Notes to Financial Statements

The Combined Notes to the Financial Statements are a combined presentation for OGE Energy and OG&E. The following table indicates the Registrant(s) to which each Note applies.

	OGE Energy	OG&E
Note 1. Summary of Significant Accounting Policies	X	X
Note 2. Accounting Pronouncements	X	X
Note 3. Revenue Recognition	X	X
Note 4. Leases	X	X
Note 5. Fair Value Measurements	X	X
Note 6. Stock-Based Compensation	X	X
Note 7. Income Taxes	X	X
Note 8. Common Equity	X	X
Note 9. Long-Term Debt	X	X
Note 10. Short-Term Debt and Credit Facilities	X	X
Note 11. Retirement Plans and Postretirement Benefit Plans	X	X
Note 12. Report of Business Segments	X	
Note 13. Commitments and Contingencies	X	X
Note 14. Rate Matters and Regulation	X	X

1. Summary of Significant Accounting Policies

Organization

OGE Energy is a holding company whose primary investment provides electricity in Oklahoma and western Arkansas. OGE Energy's electric company operations are conducted through its wholly-owned subsidiary, OG&E, which generates, transmits, distributes and sells electric energy in Oklahoma and western Arkansas and are reported through OGE Energy's electric company business segment. OG&E's rates are subject to regulation by the OCC, the APSC and the FERC. OG&E was incorporated in 1902 under the laws of the Oklahoma Territory and is the largest electric company in Oklahoma, with a franchised service territory that includes Fort Smith, Arkansas and the surrounding communities. OG&E sold its retail natural gas business in 1928 and is no longer engaged in the natural gas distribution business.

The accounts of OGE Energy and its wholly-owned subsidiaries, including OG&E, are included in OGE Energy's consolidated financial statements. All intercompany transactions and balances are eliminated in such consolidation.

During 2022, OGE Energy accounted for its investment in Energy Transfer as an investment in equity securities and reported the Energy Transfer investment, along with legacy Enable seconded employee pension and postretirement costs, through OGE Energy's natural gas midstream operations segment. As of the end of September 2022, OGE Energy sold all of its Energy Transfer limited partner units. Therefore, beginning in 2023, OGE Energy no longer has a natural gas operations reporting segment. Prior to OGE Energy's sale of all Energy Transfer limited partner units, the investment in Energy Transfer's equity securities was held through wholly-owned subsidiaries and ultimately OGE Holdings.

Accounting Records

The accounting records of OG&E are maintained in accordance with the Uniform System of Accounts prescribed by the FERC and adopted by the OCC and the APSC. Additionally, OG&E, as a regulated electric company, is subject to accounting principles for certain types of rate-regulated activities, which provide that certain incurred costs that would otherwise be charged to expense can be deferred as regulatory assets, based on the expected recovery from customers in future rates. Likewise, certain actual or anticipated credits that would otherwise reduce expense can be deferred as regulatory liabilities, based on the expected flowback to customers

in future rates. Management's expected recovery of deferred costs and flowback of deferred credits generally results from specific decisions by regulators granting such ratemaking treatment.

OG&E records certain incurred costs and obligations as regulatory assets or liabilities if, based on regulatory orders or other available evidence, it is probable that the costs or obligations will be included in amounts allowable for recovery or refund in future rates.

The following table presents a summary of OG&E's regulatory assets and liabilities.

December 31 *(In millions)*		2023		2022
REGULATORY ASSETS				
Current:				
Oklahoma Energy Efficiency Rider under recoveries (A)	$	3.8	$	7.7
Oklahoma fuel clause under recoveries		—		474.3
Arkansas fuel clause under recoveries		—		40.6
Other (A)		2.7		4.7
Total current regulatory assets	$	6.5	$	527.3
Non-current:				
Oklahoma deferred storm expenses	$	261.1	$	206.3
Pension tracker		91.9		57.2
Benefit obligations regulatory asset		89.4		119.7
Arkansas Winter Storm Uri costs		71.0		78.2
Sooner Dry Scrubbers		17.2		18.1
Arkansas deferred pension expenses		12.7		12.3
Unamortized loss on reacquired debt		7.2		8.0
COVID-19 impacts		6.8		7.7
Oklahoma SAP S/4 HANA deferred expenses		6.0		0.7
Frontier Plant deferred expenses		3.6		5.2
Other		10.7		10.9
Total non-current regulatory assets	$	577.6	$	524.3
REGULATORY LIABILITIES				
Current:				
Oklahoma fuel clause over recoveries	$	15.6	$	—
SPP cost tracker over recovery (B)		10.4		3.0
Arkansas fuel clause over recoveries		4.9		—
Other (B)		2.3		2.5
Total current regulatory liabilities	$	33.2	$	5.5
Non-current:				
Income taxes refundable to customers, net	$	838.0	$	894.7
Accrued removal obligations, net		222.0		250.5
Other		1.6		1.9
Total non-current regulatory liabilities	$	1,061.6	$	1,147.1

(A) Included in Other Current Assets in the balance sheets.
(B) Included in Other Current Liabilities in the balance sheets.

OG&E recovers program costs related to the Energy Efficiency Program in Oklahoma through the Energy Efficiency Rider, which operates on a three-year program cycle. The current program cycle, which runs through 2024, includes recovery of (i) energy efficiency program costs, (ii) lost revenues associated with certain achieved energy efficiency and demand savings, (iii) performance-based incentives and (iv) costs associated with research and development investments.

OG&E includes in expense any Oklahoma storm-related operation and maintenance expenses up to $2.7 million annually and defers to a regulatory asset any additional expenses incurred over $2.7 million. OG&E typically recovers the amounts deferred each year over a five to ten year period in accordance with historical practice.

OG&E recovers specific amounts of pension and postretirement medical costs in rates approved in its Oklahoma rate reviews. In accordance with approved orders, OG&E defers the difference between actual pension and postretirement medical expenses and the amount approved in its last Oklahoma rate review as a regulatory asset or regulatory liability. These amounts have been recorded in the Pension tracker regulatory asset in the table above and are being recovered over a 15 year period.

The benefit obligations regulatory asset is comprised of expenses recorded which are probable of future recovery and that have not yet been recognized as components of net periodic benefit cost, including net loss and prior service cost. These expenses are recorded as a regulatory asset, as OG&E historically has recovered and currently recovers pension and postretirement benefit plan expense in its electric rates. If, in the future, the regulatory bodies indicate a change in policy related to the recovery of pension and postretirement benefit plan expenses, this could cause the benefit obligations regulatory asset balance to be reclassified to accumulated other comprehensive income.

The following table presents a summary of the components of the benefit obligations regulatory asset.

December 31 (In millions)	2023		2022	
Pension Plan and Restoration of Retirement Income Plan:				
Net loss	$	75.9	$	110.0
Postretirement Benefit Plans:				
Net loss		13.5		9.7
Total	$	89.4	$	119.7

In February 2021, Winter Storm Uri resulted in record winter peak demand for electricity and extremely high natural gas and purchased power prices in OG&E's service territory. In January 2023, the APSC ordered OG&E to amortize the deferred costs in a regulatory asset balance over 10 years using a weighted average cost of capital as a carrying charge.

As approved by the OCC, OG&E deferred the non-fuel incremental operation and maintenance expenses, depreciation, debt cost associated with the capital investment and related ad valorem taxes for the Dry Scrubbers at Sooner Units 1 and 2 as a regulatory asset, and these costs are being recovered over 25 years.

Arkansas includes a certain level of pension expense in base rates. When the Pension Plan experiences a settlement, which represents an acceleration of future pension costs, OG&E defers to a regulatory asset the Arkansas jurisdictional portion of each settlement, which historically has been recovered from customers over the average life of the remaining plan participants. A portion of these settlements is being recovered in current rates, and recovery of additional amounts will be requested as additional settlements occur. For additional information related to settlements, see Note 11.

Unamortized loss on reacquired debt is comprised of unamortized debt issuance costs related to the early retirement of OG&E's long-term debt. These amounts are recorded in interest expense and are being amortized over the term of the long-term debt which replaced the previous long-term debt. The unamortized loss on reacquired debt is recovered as a part of OG&E's cost of capital.

In response to the COVID-19 pandemic, the OCC and APSC issued orders allowing OG&E to defer certain expenses related to its COVID-19 response, such as incremental expenses that were related to the suspension of or delay in disconnection of service and additional expenses associated with ensuring the continuity of electric utility service. As approved by the OCC, OG&E is recovering the Oklahoma jurisdictional portion of these costs over five years.

As approved by the OCC, OG&E established a regulatory asset to defer the Oklahoma jurisdictional portion of operation and maintenance costs associated with OG&E's SAP S/4 HANA enterprise resource planning system project. These costs will be included for consideration in a future rate proceeding.

OG&E deferred to a regulatory asset the Oklahoma jurisdictional portion of costs, including non-fuel operation and maintenance expenses, depreciation, taxes other than income taxes and a return on capital, for its investment in the Frontier plant. As approved by the OCC, OG&E is recovering these costs over a five year period.

Fuel clause under and over recoveries are generated from OG&E's customers when OG&E's cost of fuel either exceeds or is less than the amount billed to its customers, respectively. OG&E's fuel recovery clauses are designed to smooth the impact of fuel price volatility on customers' bills. As a result, OG&E under recovers fuel costs in periods of rising fuel prices above the baseline charge for fuel and over recovers fuel costs when prices decline below the baseline charge for fuel. Provisions in the fuel clauses are intended to allow OG&E to amortize under and over recovery balances.

OG&E recovers certain SPP costs related to base plan charges from its customers and refunds certain SPP revenues received to its customers in Oklahoma through the SPP cost tracker and in Arkansas through the transmission cost recovery rider.

Income taxes refundable to customers, net, primarily represents the reduction in accumulated deferred income taxes that resulted from the reduction in the federal income tax rate as part of the Tax Cuts and Jobs Act of 2017 as well as other state tax rate changes, partially offset by income taxes recoverable from customers primarily related to the equity component of the allowance for funds used during construction. These net liabilities will be returned to customers in varying amounts over approximately 80 years, and the assets will be amortized over the estimated remaining life of the assets to which they relate, as the temporary differences that generated the income tax benefits turn-around.

Accrued removal obligations, net represents asset removal costs previously recovered from ratepayers.

Management continuously monitors the future recoverability of regulatory assets. When in management's judgment future recovery becomes impaired, the amount of the regulatory asset is adjusted, as appropriate. If OG&E were required to discontinue the application of accounting principles for certain types of rate-regulated activities for some or all of its operations, it could result in writing off the related regulatory assets or liabilities, which could have significant financial effects.

Use of Estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Changes to these assumptions and estimates could have a material effect on the Registrants' financial statements. However, the Registrants believe they have taken reasonable positions where assumptions and estimates are used in order to minimize the negative financial impact to the Registrants that could result if actual results vary from the assumptions and estimates. In management's opinion, the areas where the most significant judgment is exercised include the determination of pension and postretirement plan assumptions, income taxes, contingency reserves, and regulatory assets and liabilities.

Cash and Cash Equivalents

For purposes of the financial statements, the Registrants consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. These investments are carried at cost, which approximates fair value.

Allowance for Uncollectible Accounts Receivable

Customer balances are generally written off if not collected within six months after the final billing date. The allowance for uncollectible accounts receivable for OG&E is generally calculated by multiplying the last six months of electric revenue by the provision rate, which is based on a 12-month historical average of actual balances written off and is adjusted for current conditions and supportable forecasts as necessary. To the extent the historical collection rates, when incorporating forecasted conditions, are not representative of future collections, there could be an effect on the amount of uncollectible expense recognized. Also, a portion of the uncollectible provision related to fuel within the Oklahoma jurisdiction is being recovered through the fuel adjustment clause. The allowance for uncollectible accounts receivable is a reduction to Accounts Receivable in the balance sheets and is included in Other Operation and Maintenance Expense in the statements of income. The allowance for uncollectible accounts receivable was $2.2 million and $1.9 million at December 31, 2023 and 2022, respectively.

New business customers are required to provide a security deposit in the form of cash, bond or irrevocable letter of credit that is refunded when the account is closed. New residential customers whose outside credit scores indicate an elevated risk are required to provide a security deposit that is refunded based on customer protection rules defined by the OCC and the APSC. The payment behavior of all existing customers is continuously monitored, and, if the payment behavior indicates sufficient risk within the meaning of the applicable utility regulation, customers will be required to provide a security deposit.

Fuel Inventories

Fuel inventories for the generation of electricity consist of coal, natural gas, oil and alternative fuel. OG&E uses the weighted-average cost method of accounting for inventory that is physically added to or withdrawn from storage or stockpiles. OG&E held $158.5 million and $108.8 million of fuel inventory at December 31, 2023 and 2022, respectively.

Property, Plant and Equipment

All property, plant and equipment is recorded at cost. Newly constructed plant is added to plant balances at cost which includes contracted services, direct labor, materials, overhead, transportation costs and the allowance for funds used during construction. Replacements of units of property are capitalized as plant. For assets that belong to a common plant account, the replaced plant is removed from plant balances, and the cost of such property net of any salvage proceeds is charged to Accumulated Depreciation. For assets that do not belong to a common plant account, the replaced plant is removed from plant balances with the related accumulated depreciation, and the remaining balance net of any salvage proceeds is recorded as a loss in the statements of income as Other Expense. Repair and replacement of minor items of property are included in the statements of income as Other Operation and Maintenance Expense.

The following tables present OG&E's ownership interest in the jointly-owned McClain Plant and the jointly-owned Redbud Plant, and, as disclosed below, only OG&E's ownership interest is reflected in the property, plant and equipment and accumulated depreciation balances in these tables. The owners of the remaining interests in the McClain Plant and the Redbud Plant are responsible for providing their own financing of capital expenditures. Also, only OG&E's proportionate interests of any direct expenses of the McClain Plant and the Redbud Plant, such as fuel, maintenance expense and other operating expenses, are included in the applicable financial statement captions in the statements of income.

December 31, 2023 (In millions)	Percentage Ownership	Total Property, Plant and Equipment	Accumulated Depreciation	Net Property, Plant and Equipment
McClain Plant (A)	77%	$ 265.4	$ 129.2	$ 136.2
Redbud Plant (A)(B)	51%	$ 548.9	$ 245.5	$ 303.4

(A) Construction work in progress was $0.3 million and $2.0 million for the McClain and Redbud Plants, respectively.
(B) This amount includes a plant acquisition adjustment of $148.3 million and accumulated amortization of $83.8 million.

December 31, 2022 (In millions)	Percentage Ownership	Total Property, Plant and Equipment	Accumulated Depreciation	Net Property, Plant and Equipment
McClain Plant (A)	77%	$ 261.9	$ 119.4	$ 142.5
Redbud Plant (A)(B)	51%	$ 542.1	$ 225.2	$ 316.9

(A) Construction work in progress was $0.7 million and $1.5 million for the McClain and Redbud Plants, respectively.
(B) This amount includes a plant acquisition adjustment of $148.3 million and accumulated amortization of $78.3 million.

The following tables present the Registrants' major classes of property, plant and equipment and related accumulated depreciation.

December 31, 2023 (In millions)	Total Property, Plant and Equipment	Accumulated Depreciation	Net Property, Plant and Equipment
OG&E:			
Distribution assets	$ 6,290.1	$ 1,564.3	$ 4,725.8
Electric generation assets (A)	5,295.9	2,081.0	3,214.9
Transmission assets (B)	3,306.7	707.6	2,599.1
Intangible plant	568.5	219.8	348.7
Other property and equipment	643.1	236.7	406.4
OG&E property, plant and equipment	16,104.3	4,809.4	11,294.9
Non-OG&E property, plant and equipment	6.1	—	6.1
Total OGE Energy property, plant and equipment	$ 16,110.4	$ 4,809.4	$ 11,301.0

(A) This amount includes a plant acquisition adjustment of $148.3 million and accumulated amortization of $83.8 million.
(B) This amount includes a plant acquisition adjustment of $3.3 million and accumulated amortization of $1.1 million.

December 31, 2022 *(In millions)*	Total Property, Plant and Equipment		Accumulated Depreciation		Net Property, Plant and Equipment	
OG&E:						
Distribution assets	$	5,781.3	$	1,527.1	$	4,254.2
Electric generation assets (A)		5,188.1		1,982.7		3,205.4
Transmission assets (B)		3,180.5		667.9		2,512.6
Intangible plant		384.0		193.6		190.4
Other property and equipment		591.3		213.2		378.1
OG&E property, plant and equipment		15,125.2		4,584.5		10,540.7
Non-OG&E property, plant and equipment		6.1		—		6.1
Total OGE Energy property, plant and equipment	$	15,131.3	$	4,584.5	$	10,546.8

(A) This amount includes a plant acquisition adjustment of $148.3 million and accumulated amortization of $78.3 million.
(B) This amount includes a plant acquisition adjustment of $3.3 million and accumulated amortization of $1.0 million.

OG&E's unamortized computer software costs, included in intangible plant above, were $203.1 million and $143.2 million at December 31, 2023 and 2022, respectively. OG&E's amortization expense for computer software costs was $33.4 million, $23.5 million and $18.1 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Depreciation and Amortization

Depreciation expense was $421.6 million, $388.5 million and $361.5 million for the years ended December 31, 2023, 2022 and 2021, respectively. The provision for depreciation, which was 2.8 percent, 2.7 percent and 2.6 percent of the average depreciable utility plant for 2023, 2022 and 2021, respectively, is calculated using the straight-line method over the estimated service life of the associated assets. Depreciation is provided at the unit level for production plant and at the account or sub-account level for all other plant and is based on the average life group method. In 2024, the provision for depreciation is projected to be 2.8 percent of the average depreciable utility plant.

Amortization of intangible assets is calculated using the straight-line method. Of the remaining amortizable intangible plant balance at December 31, 2023, 45.7 percent will be amortized over 6.7 years, 43.7 percent will be amortized over 13.8 years, 10.2 percent will be amortized over 15.0 years, and the remaining 0.4 percent will be amortized over 22.4 years.

Amortization of plant acquisition adjustments is provided on a straight-line basis over the estimated remaining service life of the acquired assets. Plant acquisition adjustments include $148.3 million for the Redbud Plant, which is being amortized over a 27 year life, and $3.3 million for certain transmission substation facilities in OG&E's service territory, which is being amortized over a 37 to 59-year period.

Asset Retirement Obligations

OG&E has asset retirement obligations primarily associated with the removal of company-owned wind turbines on leased land, as well as the removal of asbestos from certain power generating stations. OG&E has recorded asset retirement obligations that are being accreted over their respective lives ranging from two to 68 years. Asset retirement obligations are included in Other Deferred Credits and Other Liabilities in the Registrants' balance sheets.

The following table presents changes to OG&E's asset retirement obligations during the years ended December 31, 2023 and 2022.

(In millions)	**2023**		2022	
Balance at January 1	$	**78.3**	$	80.2
Accretion expense		**0.7**		0.6
Liabilities settled (A)		**—**		(2.5)
Revisions in estimated cash flows (B)		**2.3**		—
Balance at December 31	$	**81.3**	$	78.3

(A) Asset retirement obligations were settled for asbestos removal at OG&E's generating facilities.
(B) Assumptions changed related to the estimated timing and estimated cost of the removal of asbestos at OG&E's generating facilities.

Accruals for environmental costs are recognized when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Costs are charged to expense or deferred as a regulatory asset based on expected recovery from customers in future rates, if they relate to the remediation of conditions caused by past operations or if they are not expected to mitigate or prevent contamination from future operations. Where environmental expenditures relate to facilities currently in use, such as pollution control equipment, the costs may be capitalized and depreciated over the future service periods. Estimated remediation costs are recorded at undiscounted amounts, independent of any insurance or rate recovery, based on prior experience, assessments and current technology. Accrued obligations are regularly adjusted as environmental assessments and estimates are revised and remediation efforts proceed. For sites where OG&E has been designated as one of several potentially responsible parties, the amount accrued represents OG&E's estimated share of the cost. OG&E had $27.5 million and $24.2 million in accrued environmental liabilities at December 31, 2023 and 2022, respectively, which are included in OG&E's asset retirement obligations.

Allowance for Funds Used During Construction

Allowance for funds used during construction, a non-cash item, is reflected as an increase to Net Other Income and a reduction to Interest Expense in the statements of income and as an increase to Construction Work in Progress in the balance sheets. Allowance for funds used during construction is calculated according to the FERC requirements for the imputed cost of equity and borrowed funds. Allowance for funds used during construction rates, compounded semi-annually, were 7.0 percent, 4.8 percent and 7.4 percent for the years ended December 31, 2023, 2022 and 2021, respectively.

Collection of Sales Tax

In the normal course of its operations, OG&E collects sales tax from its customers. OG&E records a current liability for sales taxes when it bills its customers and eliminates this liability when the taxes are remitted to the appropriate governmental authorities. OG&E excludes the sales tax collected from its operating revenues.

Revenue Recognition

General

OG&E recognizes revenue from electric sales when power is delivered to customers. The performance obligation to deliver electricity is generally created and satisfied simultaneously, and the provisions of the regulatory-approved tariff determine the charges OG&E may bill the customer, payment due date and other pertinent rights and obligations of both parties. OG&E measures its customers' metered usage and sends bills to its customers throughout each month. As a result, there is a significant amount of customers' electricity consumption that has not been billed at the end of each month. OG&E accrues an estimate of the revenues for electric sales delivered since the latest billings. Unbilled revenue is presented in Accrued Unbilled Revenues in the balance sheets and in Revenues from Contracts with Customers in the statements of income based on estimates of usage and prices during the period. The estimates that management uses in this calculation could vary from the actual amounts to be paid by customers.

Integrated Market and Transmission

OG&E currently owns and operates transmission and generation facilities as part of a vertically integrated utility. OG&E is a member of the SPP regional transmission organization and has transferred operational authority, but not ownership, of OG&E's transmission facilities to the SPP. The SPP has implemented FERC-approved regional day-ahead and real-time markets for energy and operating services, as well as associated transmission congestion rights. Collectively, the three markets operate together under the global name, SPP Integrated Marketplace. OG&E represents owned and contracted generation assets and customer load in the SPP Integrated Marketplace for the sole benefit of its customers. OG&E has not participated in the SPP Integrated Marketplace for any speculative trading activities.

OG&E records the SPP Integrated Marketplace transactions as sales or purchases per FERC Order 668, which requires that purchases and sales be recorded on a net basis for each settlement period of the SPP Integrated Marketplace. Purchases and sales are based on the fixed transaction price determined by the market at the time of the purchase or sale and the MWh quantity purchased or sold. These results are reported as Revenues from Contracts with Customers or Fuel, Purchased Power and Direct Transmission Expense in the statements of income. OG&E's revenues, expenses, assets and liabilities may be adversely affected by changes in the organization, operating and regulation by the FERC or the SPP.

OG&E's transmission revenues are generated by the use of OG&E's transmission network by the SPP, which operates the network, on behalf of other transmission owners. OG&E recognizes revenue on the sale of transmission service to its customers over time as the service is provided in the amount OG&E has a right to invoice. Transmission service to the SPP is billed monthly based on a fixed transaction price determined by OG&E's FERC-approved formula transmission rates along with other SPP-specific charges and the megawatt quantity reserved.

Other Revenues

Other Revenues in the statements of income is comprised of certain rider revenue that includes alternative revenue measures as defined in ASC 980, "Regulated Operations," which details two types of alternative revenue programs. The first type adjusts billings for the effects of weather abnormalities or broad external factors or to compensate OG&E for demand-side management initiatives (i.e., no-growth plans and similar conservation efforts). The second type provides for additional billings (i.e., incentive awards) for the achievement of certain objectives, such as reducing costs, reaching specified milestones or demonstratively improving customer service. Once the specific events permitting billing of the additional revenues under either program type have been completed, OG&E recognizes the additional revenues if (i) the program is established by an order from OG&E's regulatory commission that allows for automatic adjustment of future rates; (ii) the amount of additional revenues for the period is objectively determinable and is probable of recovery; and (iii) the additional revenues will be collected within 24 months following the end of the annual period in which they are recognized.

Fuel Adjustment Clauses

The actual cost of fuel used in electric generation and certain purchased power costs are generally recoverable from OG&E's customers through fuel adjustment clauses. The fuel adjustment clauses are subject to periodic review by the OCC and the APSC.

Leases

The Registrants evaluate all contracts under ASC 842 to determine if the contract is or contains a lease and to determine classification as an operating or finance lease. If a lease is identified, the Registrants recognize a right-of-use asset and a lease liability in their balance sheets. The Registrants recognize and measure a lease liability when they conclude the contract contains an identified asset that the Registrants control through having the right to obtain substantially all of the economic benefits and the right to direct the use of the identified asset. The liability is equal to the present value of lease payments, and the asset is based on the liability, subject to adjustment, such as for initial direct costs. Further, the Registrants utilize an incremental borrowing rate for purposes of measuring lease liabilities, if the discount rate is not implicit in the lease. To calculate the incremental borrowing rate, the Registrants start with a current pricing report for their senior unsecured notes, which indicates rates for periods reflective of the lease term, and adjust for the effects of collateral to arrive at the secured incremental borrowing rate. As permitted by ASC 842, the Registrants made an accounting policy election to not apply the balance sheet recognition requirements to short-term leases and to not separate lease components from non-lease components when recognizing and measuring lease liabilities. For income statement purposes, the Registrants record operating lease expense on a straight-line basis.

Income Taxes

OGE Energy files consolidated income tax returns in the U.S. federal jurisdiction and various state jurisdictions. OG&E is a part of the consolidated tax return of OGE Energy. Income taxes are generally allocated to each company in the affiliated group, including OG&E, based on its stand-alone taxable income or loss. Federal investment tax credits previously claimed on electric company property have been deferred and will be amortized to income over the life of the related property. The Registrants use the asset and liability method of accounting for income taxes. Under this method, a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences between the financial statement basis and the tax basis of assets and liabilities as well as tax credit carry forwards and net operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period of the change. The Registrants recognize interest related to unrecognized tax benefits in Interest Expense and recognize penalties in Other Expense in the statements of income. Deferred tax assets are evaluated for future realization and reduced by a valuation allowance to the extent the Registrants believe they will not be realized.

Accrued Vacation

The Registrants accrue vacation pay monthly by establishing a liability for vacation earned. Vacation may be taken as earned and is charged against the liability. At the end of each year, the liability represents the amount of vacation earned but not taken.

Related Party Transactions

OGE Energy charges operating costs to OG&E based on several factors, and operating costs directly related to OG&E are assigned as such. Operating costs incurred for the benefit of OG&E are allocated either as overhead based primarily on labor costs or using the "Distrigas" method, which is a three-factor formula that uses an equal weighting of payroll, net operating revenues and gross property, plant and equipment. OGE Energy adopted this method as a result of a recommendation by the OCC Staff and believes this method provides a reasonable basis for allocating common expenses.

OGE Energy charged operating costs to OG&E of $148.3 million, $135.5 million and $139.3 million during the years ended December 31, 2023, 2022 and 2021, respectively. In 2023 and 2021, OG&E declared $500.0 million and $265.0 million of dividends to OGE Energy, respectively. In 2022, OG&E declared no dividends to OGE Energy.

Accumulated Other Comprehensive Income (Loss)

The following table presents changes in the components of accumulated other comprehensive income (loss) attributable to OGE Energy during 2023 and 2022. All amounts below are presented net of tax.

(In millions)	Pension Plan and Restoration of Retirement Income Plan		Postretirement Benefit Plans		
	Net Gain (Loss)	Prior Service Cost (Credit)	Net Gain (Loss)	Prior Service Cost (Credit)	Total
Balance at December 31, 2021	$ (24.9) $	(1.2) $	1.1 $	0.2 $	(24.8)
Other comprehensive income (loss) before reclassifications	(7.6)	—	5.5	—	(2.1)
Amounts reclassified from accumulated other comprehensive income (loss)	1.4	0.2	—	(0.2)	1.4
Settlement cost	13.6	—	—	—	13.6
Net current period other comprehensive income (loss)	7.4	0.2	5.5	(0.2)	12.9
Balance at December 31, 2022	(17.5)	(1.0)	6.6	—	(11.9)
Other comprehensive income (loss) before reclassifications	**3.3**	**—**	**(0.8)**	**—**	**2.5**
Amounts reclassified from accumulated other comprehensive income (loss)	**0.9**	**0.2**	**(0.1)**	**—**	**1.0**
Settlement cost	**1.2**	**—**	**—**	**—**	**1.2**
Net current period other comprehensive income (loss)	**5.4**	**0.2**	**(0.9)**	**—**	**4.7**
Balance at December 31, 2023	$ **(12.1)** $	**(0.8)** $	**5.7** $	**—** $	**(7.2)**

The following table presents significant amounts reclassified out of accumulated other comprehensive income (loss) by the respective line items in net income during the years ended December 31, 2023 and 2022.

Details about Accumulated Other Comprehensive Income (Loss) Components	Amount Reclassified from Accumulated Other Comprehensive Income (Loss)		Affected Line Item in OGE Energy's Statements of Income
	Year Ended December 31,		
(In millions)	2023	2022	
Amortization of Pension Plan and Restoration of Retirement Income Plan items:			
Actuarial losses	$ (1.1)	$ (1.6)	(A)
Prior service cost	(0.3)	(0.3)	(A)
Settlement cost	(1.6)	(17.9)	(A)
	(3.0)	(19.8)	Income Before Taxes
	(0.7)	(4.6)	Income Tax Expense
	$ (2.3)	$ (15.2)	Net Income
Amortization of postretirement benefit plans items:			
Prior service credit	$ —	$ 0.3	(A)
Actuarial gains	0.2	—	(A)
	0.2	0.3	Income Before Taxes
	0.1	0.1	Income Tax Expense
	$ 0.1	$ 0.2	Net Income
Total reclassifications for the period, net of tax	$ (2.2)	$ (15.0)	Net Income

(A) These accumulated other comprehensive income (loss) components are included in the computation of net periodic benefit cost (see Note 11 for additional information).

Investment in Unconsolidated Affiliates and Related Party Transactions (Enable)

On December 2, 2021, Energy Transfer completed its acquisition of Enable, and as part of the transaction, Energy Transfer also acquired the general partner interests of Enable from OGE Energy and CenterPoint for cash consideration. OGE Energy accounted for its investment in Enable as an equity method investment until the merger with Energy Transfer closed on December 2, 2021. As a result of the transaction, OGE Energy recorded a pre-tax gain of $344.4 million, which contemplates the December 2, 2021 fair value of the Energy Transfer securities, the December 2, 2021 balance of OGE Energy's equity method investment in Enable, the $35.0 million cash payment received as part of the transaction ($5.0 million from Energy Transfer and $30.0 million from CenterPoint), the accumulated other comprehensive loss impact of OGE Energy's share of Enable's interest rate derivative losses and OGE Energy's transaction costs of $8.6 million. Further discussion of the transaction can be found in OGE Energy's 2021 Form 10-K.

OGE Energy considered distributions received from Enable which did not exceed cumulative equity in earnings subsequent to the date of investment to be a return on investment and were classified as operating activities in the statements of cash flows. Distributions received from Enable were $73.4 million during the year ended December 31, 2021.

In this Form 10-K, Enable activity is included for the relevant portion of OGE Energy's 2021 information presented through December 2, 2021. The below information is provided for prior year context.

The following table presents a reconciliation of OGE Energy's equity in earnings of unconsolidated affiliates for the period of January 1, 2021 through December 2, 2021.

(In millions)		
Enable net income used to calculate OGE Energy's equity in earnings	$	470.0
OGE Energy's percent ownership at period end		25.5%
OGE Energy's portion of Enable net income	$	119.8
Amortization of basis difference and dilution recognition (A)		50.0
Equity in earnings of unconsolidated affiliates	$	169.8

(A) Includes loss on dilution, net of proportional basis difference recognition.

Related Party Transactions - OGE Energy and Enable

Prior to December 2, 2021, OGE Energy charged operating costs to Enable based on several factors, and operating costs directly related to Enable were assigned as such.

Further, OGE Energy and Enable were parties to several agreements whereby OGE Energy provided specified support services to Enable, such as certain information technology, payroll and benefits administration. Under these agreements, OGE Energy charged operating costs to Enable of $0.3 million for the period of January 1, 2021 through December 2, 2021.

OGE Energy also provided retirement benefits and retiree health care benefits to employees previously seconded to Enable. OGE Energy billed Enable for reimbursement of $12.2 million in 2021 for employment costs under the former seconding agreement. As of a result of the merger between Enable and Energy Transfer, the seconding agreement was terminated, and those employees were no longer employed by OGE Energy. If lump sum payments were made to those employees previously seconded to Enable, OGE Energy would recognize a settlement or curtailment of the pension/retiree health care charges, which would increase expense at OGE Energy by $4.1 million. Settlement and curtailment charges associated with the employees previously seconded to Enable are not reimbursable to OGE Energy.

Related Party Transactions - OG&E and Enable

Enable provided gas transportation services to OG&E pursuant to agreements that granted Enable the responsibility of delivering natural gas to OG&E's generating facilities and performing an imbalance service. Upon the closing of the merger between Enable and Energy Transfer, these contracts were assumed by Energy Transfer. The following table presents summarized related party transactions between OG&E and Enable during the period of January 1, 2021 through December 2, 2021.

(In millions)		
Operating revenues:		
Electricity to power electric compression assets	$	13.3
Fuel, purchased power and direct transmission expense:		
Natural gas transportation services	$	32.7
Natural gas sales	$	(33.5)

Investment in Equity Securities of Energy Transfer

For the period of December 2, 2021 through September 30, 2022, OGE Energy accounted for its investment in Energy Transfer's equity securities as an equity investment with a readily determinable fair value under ASC 321, "Investments – Equity Securities." As of the end of September 2022, OGE Energy sold all of its 95.4 million Energy Transfer limited partner units, resulting in pre-tax net proceeds of $1,067.2 million. Prior to exiting its Energy Transfer investment, OGE Energy presented the Energy Transfer equity securities at fair value in its balance sheet. OGE Energy presented realized gains and losses of the equity securities, as well as dividend income from the investment, within the Other Income (Expense) section in its 2022 and 2021 statements of income, as appropriate. During the year ended December 31, 2022, OGE Energy recognized a gain of $282.1 million related to its investment in Energy Transfer's equity securities. Due to OGE Energy's sale of all Energy Transfer limited partner units, at December 31, 2022, there was no unrecognized gain or loss related to the investment. For the period between December 2, 2021 and December 31, 2021, OGE Energy had an unrealized loss of $8.6 million related to its investment in Energy Transfer's equity securities. During the year ended December 31, 2022, OGE Energy received distributions of $34.0 million from Energy Transfer, which are presented within Other Income in OGE Energy's 2022 consolidated statements of income.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation. The Registrants changed the classification of removal costs related to long-lived assets in their 2022 and 2021 cash flow statements to conform with current year presentation. The 2022 and 2021 reclassifications of $109.3 million and $83.4 million, respectively, from Regulatory Liabilities in Net Cash Provided from/Used in Operating Activities to Cost of Removal and Other in Net Cash Used in Investing Activities did not impact previously reported Net Change in Cash and Cash Equivalents.

2. Accounting Pronouncements

In September 2022, the Financial Accounting Standards Board issued ASU 2022-04, "Liabilities - Supplier Finance Programs (Subtopic 405-50)." The amendments in this update require that a buyer in a supplier finance program disclose in each annual reporting period: (i) the key terms of the program, including a description of the payment terms and assets pledged as security or other forms of guarantees provided for the committed payment to the finance provider and (ii) the amount outstanding that remains unpaid by the buyer as of year-end, a description of where those obligations are presented in the balance sheet and a rollforward of those obligations during the annual period. The standard was effective January 1, 2023, except for the amendment on rollforward information, which was effective January 1, 2024. The Registrants have adopted this standard, which did not result in a material impact on their financial statements and related disclosures.

In November 2023, the Financial Accounting Standards Board issued ASU 2023-07, "Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures." The amendments in this update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis. The standard is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Registrants are currently evaluating the impact of adopting this standard on their financial statements.

In December 2023, the Financial Accounting Standards Board issued ASU 2023-09, "Income Taxes (Topic 740) Improvements to Income Tax Disclosures." The amendments in this update require public entities on an annual basis to (i) disclose specific categories in the rate reconciliation and (ii) provide additional information for reconciling items that meet a quantitative threshold. Further, the amendments require entities to disclose on an annual basis income taxes paid (net of refunds received) disaggregated by federal (national), state and foreign taxes and to disaggregate the information by jurisdiction based on a quantitative threshold. The standard is effective January 1, 2025, and early adoption is permitted. The Registrants are currently evaluating the impact of adopting this standard on their financial statements.

The Registrants believe that other recently adopted and recently issued accounting standards that are not yet effective do not appear to have a material impact on the Registrants' financial position, results of operations or cash flows upon adoption.

3. Revenue Recognition

The following table presents OG&E's revenues from contracts with customers disaggregated by customer classification. OG&E's operating revenues disaggregated by customer classification can be found in "OG&E (Electric Company) Results of Operations" within "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,					
(In millions)		**2023**		2022		2021
Residential	$	**1,008.6**	$	1,272.6	$	1,309.1
Commercial		**674.6**		803.3		749.1
Industrial		**229.6**		317.3		323.1
Oilfield		**207.8**		304.3		312.8
Public authorities and street light		**228.5**		291.6		284.4
System sales revenues		**2,349.1**		2,989.1		2,978.5
Provision for rate refund		**2.0**		(1.2)		—
Integrated market		**71.6**		163.8		468.9
Transmission		**143.0**		131.7		140.2
Other		**41.6**		20.8		1.1
Revenues from contracts with customers	$	**2,607.3**	$	3,304.2	$	3,588.7

4. Leases

Based on their evaluation of all contracts under ASC 842, as described in Note 1, the Registrants concluded they have operating lease obligations as described below.

OG&E Railcar Lease Agreement

Effective February 1, 2024, OG&E renewed its February 1, 2019 railcar lease agreement for 770 rotary gondola railcars to transport coal from Wyoming to OG&E's coal-fired generation units. Rental payments are charged to fuel expense and are recoverable through OG&E's fuel adjustment clauses. On February 1, 2029, OG&E has the option to either purchase the railcars at a stipulated fair market value or renew the lease. If OG&E chooses not to purchase the railcars or renew the lease agreement, it would be responsible for the difference between the actual fair value of the railcars and the stipulated fair market value, up to a maximum of $3.2 million.

OG&E holds an additional railcar lease agreement for 135 rotary gondola railcars to transport coal with a term of October 1, 2022 to December 31, 2025.

OG&E Wind Farm Land Lease Agreements

OG&E has operating leases related to land for OG&E's Centennial, OU Spirit and Crossroads wind farms with terms of nine to 13 years remaining, depending on the lease. The Centennial lease has rent escalations which increase annually based on the Consumer Price Index. While lease liabilities are not remeasured as a result of changes to the Consumer Price Index, changes to the Consumer Price Index are treated as variable lease payments and recognized in the period in which the obligation for those payments was incurred. The OU Spirit and Crossroads leases each have rent escalations which increase after five and 10 years. Although the leases are cancellable, OG&E is required to make annual lease payments as long as the wind turbines are located on the land. OG&E does not expect to terminate the leases until the wind turbines reach the end of their useful life.

Financial Statement Information and Maturity Analysis of Lease Liabilities

The following tables present amounts recognized for operating leases in the Registrants' statements of income, statements of cash flows and balance sheets and supplemental information related to those amounts recognized.

(In millions)	OGE Energy Year Ended December 31,			OG&E Year Ended December 31,		
	2023	2022	2021	**2023**	2022	2021
Operating lease cost	$ **6.4**	$ 5.9	$ 6.3	$ **6.4**	$ 5.9	$ 5.7
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows for operating leases	$ **5.2**	$ 5.3	$ 6.3	$ **5.2**	$ 5.3	$ 5.7
Right-of-use assets obtained in exchange for new operating lease liabilities	$ —	$ 1.5	$ —	$ —	$ 1.5	$ —

(Dollars in millions)	OGE Energy December 31, 2023	December 31, 2022	OG&E December 31, 2023	December 31, 2022
Right-of-use assets at period end (A)	$ **25.9**	$ 30.2	$ **25.9**	$ 30.2
Operating lease liabilities at period end (B)	$ **30.5**	$ 34.8	$ **30.5**	$ 34.8
Operating lease weighted-average remaining lease term (in years)	**11.4**	11.6	**11.4**	11.6
Operating lease weighted-average discount rate	**4.0%**	4.0%	**4.0%**	4.0%

(A) Included in Property, Plant and Equipment in the Registrants' balance sheets.
(B) Included in Other Deferred Credits and Other Liabilities in the Registrants' balance sheets.

The following table presents a maturity analysis of the Registrants' operating lease liabilities.

Future minimum operating lease payments as of December 31:	OGE Energy		OG&E	
(In millions)				
2024	$	3.7	$	3.7
2025		3.5		3.5
2026		3.0		3.0
2027		3.0		3.0
2028		3.1		3.1
Thereafter		22.6		22.6
Total future minimum lease payments		38.9		38.9
Less: Imputed interest		8.4		8.4
Present value of net minimum lease payments	$	30.5	$	30.5

5. Fair Value Measurements

The classification of the Registrants' fair value measurements requires judgment regarding the degree to which market data is observable or corroborated by observable market data. GAAP establishes a fair value hierarchy that prioritizes the inputs used to measure fair value based on observable and unobservable data. The hierarchy categorizes the inputs into three levels, with the highest priority given to quoted prices in active markets for identical unrestricted assets or liabilities (Level 1) and the lowest priority given to unobservable inputs (Level 3). Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels defined in the fair value hierarchy are as follows:

Level 1 inputs are quoted prices in active markets for identical unrestricted assets or liabilities that are accessible at the measurement date.

Level 2 inputs are inputs other than quoted prices in active markets included within Level 1 that are either directly or indirectly observable at the reporting date for the asset or liability for substantially the full term of the asset or liability. Level 2 inputs include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 inputs are prices or valuation techniques for the asset or liability that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The Registrants had no financial instruments measured at fair value on a recurring basis at December 31, 2023 and 2022. The following table presents the carrying amount and fair value of the Registrants' financial instruments at December 31, 2023 and 2022, as well as the classification level within the fair value hierarchy.

December 31 *(In millions)*	2023		2022		
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Classification
Long-term Debt (including Long-term Debt due within one year):					
OGE Energy Senior Notes	$ —	$ —	$ 499.9	$ 491.2	Level 2
OGE Energy Term Loan	$ 49.9	$ 50.0	$ 49.8	$ 50.0	Level 2
OG&E Senior Notes	$ 4,146.0	$ 3,922.3	$ 3,854.2	$ 3,477.1	Level 2
OG&E Industrial Authority Bonds	$ 135.4	$ 135.4	$ 135.4	$ 135.4	Level 2
Tinker Debt	$ 9.2	$ 7.1	$ 9.3	$ 7.3	Level 3

6. Stock-Based Compensation

In 2022, OGE Energy adopted, and its shareholders approved, the 2022 Stock Incentive Plan. The 2022 Stock Incentive Plan replaced the 2013 Stock Incentive Plan, and no further awards will be granted under the 2013 Stock Incentive Plan. Under the 2022 Stock Incentive Plan, restricted stock, restricted stock units, stock options, stock appreciation rights and performance units may be granted to officers, directors and other key employees of OGE Energy and its subsidiaries, including OG&E. OGE Energy has authorized the issuance of up to 8,417,755 shares under the 2022 Stock Incentive Plan.

The following table presents the Registrants' pre-tax compensation expense and related income tax benefit for the years ended December 31, 2023, 2022 and 2021 related to performance units and restricted stock units for the Registrants' employees.

Year Ended December 31 (In millions)	OGE Energy			OG&E		
	2023	2022	2021	**2023**	2022	2021
Performance units	$ **9.3**	$ 7.2	$ 7.5	$ **2.2**	$ 2.2	$ 1.8
Restricted stock units	**3.8**	2.5	2.3	**0.9**	0.7	0.4
Total compensation expense	$ **13.1**	$ 9.7	$ 9.8	$ **3.1**	$ 2.9	$ 2.2
Income tax benefit	$ **3.2**	$ 2.3	$ 2.5	$ **0.7**	$ 0.7	$ 0.6

During the year ended December 31, 2021, 154,523 shares of treasury stock were used to satisfy payouts of earned performance units and restricted stock unit grants to the Registrants' employees pursuant to OGE Energy's 2013 Stock Incentive Plan.

During the year ended December 31, 2022, OGE Energy issued 27,278 shares of new common stock pursuant to OGE Energy's 2013 Stock Incentive Plan and issued an immaterial amount of treasury stock to satisfy payouts of restricted stock unit grants to the Registrants' employees.

During the year ended December 31, 2023, OGE Energy issued 82,321 shares of new common stock pursuant to OGE Energy's 2013 Stock Incentive Plan and issued 2,371 shares of treasury stock to satisfy payouts of earned performance units and restricted stock unit grants to the Registrants' employees.

Performance Units

Under the Stock Incentive Plan, OGE Energy has issued performance units which represent the value of one share of OGE Energy's common stock. The performance units provide for accelerated vesting if there is a change in control (as defined in the Stock Incentive Plan). Each performance unit is subject to forfeiture if the recipient terminates employment with OGE Energy or a subsidiary prior to the end of the primarily three-year award cycle for any reason other than death, disability or retirement. In the event of death, disability or retirement, a participant will receive a prorated payment based on such participant's number of full months of service during the award cycle, further adjusted based on the achievement of the performance goals during the award cycle. The Registrants estimate expected forfeitures in accounting for performance unit compensation expense.

The performance units granted are contingently awarded and will be payable in shares of OGE Energy's common stock subject to the condition that the number of performance units, if any, earned by the employees upon the expiration of a primarily three-year award cycle (i.e., three-year cliff vesting period) is dependent on OGE Energy's total shareholder return ranking relative to a peer group of companies. These performance units are classified as equity in the balance sheets. If there is no or only a partial payout for the performance units at the end of the award cycle, the unearned performance units are cancelled. Payout requires approval of the Compensation Committee of OGE Energy's Board of Directors. Payouts, if any, are all made in common stock and are considered made when the payout is approved by the Compensation Committee.

The fair value of the performance units was estimated on the grant date using a lattice-based valuation model that factors in information, including the expected dividend yield, expected price volatility, risk-free interest rate and the probable outcome of the market condition, over the expected life of the performance units. Compensation expense for the performance units is a fixed amount determined at the grant date fair value and is recognized over the primarily three-year award cycle regardless of whether performance units are awarded at the end of the award cycle. Dividends are accrued on a quarterly basis pending achievement of payout criteria and are included in the fair value calculations. Expected price volatility is based on the historical volatility of OGE Energy's common stock for the past three years and is simulated using the Geometric Brownian Motion process. The risk-free interest rate for the performance unit grants is based on the three-year U.S. Treasury yield curve in effect at the time of the grant. The expected life of the units is based on the non-vested period since inception of the award cycle. There are no post-vesting restrictions related to OGE Energy's performance units. The following table presents the number of performance units granted and the assumptions used to calculate the grant date fair value of the performance units.

	OGE Energy			OG&E		
	2023	2022	2021	**2023**	2022	2021
Number of units granted	**213,442**	216,437	249,909	**65,069**	60,923	68,720
Fair value of units granted	$ **43.74**	$ 41.10	$ 38.14	$ **43.74**	$ 41.10	$ 38.14
Expected dividend yield	**4.2%**	4.8%	4.7%	**4.2%**	4.8%	4.7%
Expected price volatility	**31.0%**	29.0%	29.0%	**31.0%**	29.0%	29.0%
Risk-free interest rate	**4.47%**	1.71%	0.22%	**4.47%**	1.71%	0.22%
Expected life of units *(in years)*	**2.85**	2.85	2.84	**2.85**	2.85	2.85

Restricted Stock Units

Under the Stock Incentive Plan, OGE Energy has issued restricted stock units to certain existing non-officer employees as well as other executives upon hire to attract and retain individuals to be competitive in the marketplace. The restricted stock units vest primarily in a three-year award cycle (i.e., three-year cliff vesting period). Prior to vesting, each restricted stock unit is subject to forfeiture if the recipient ceases to render substantial services to OGE Energy or a subsidiary. These restricted stock units may not be sold, assigned, transferred or pledged and are subject to a risk of forfeiture.

The fair value of the restricted stock units was based on the closing market price of OGE Energy's common stock on the grant date. Compensation expense for the restricted stock units is a fixed amount determined at the grant date fair value and is recognized as services are rendered by employees over a primarily three-year vesting period. Also, for those restricted stock units that vest in one-third annual increments over a three-year cycle, OGE Energy treats its restricted stock units as multiple separate awards by recording compensation expense separately for each tranche whereby a substantial portion of the expense is recognized in the earlier years in the requisite service period.

Dividends will only be paid on restricted stock unit awards that vest; therefore, only the present value of dividends expected to vest are included in the fair value calculations. The expected life of the restricted stock units is based on the non-vested period since inception of the primarily three-year award cycle. There are no post-vesting restrictions related to OGE Energy's restricted stock units. The following table presents the number of restricted stock units granted and the grant date fair value.

	OGE Energy			OG&E		
	2023	2022	2021	**2023**	2022	2021
Restricted stock units granted	**114,926**	116,539	89,197	**35,034**	32,804	22,911
Fair value of restricted stock units granted	$ **37.52**	$ 35.72	$ 31.11	$ **37.52**	$ 35.72	$ 30.91

Performance Units and Restricted Stock Units Activity

The following tables present a summary of the activity for the Registrants' performance units and restricted stock units for the year ended December 31, 2023. The table designated as "OGE Energy" below includes the OG&E standalone activity, as OGE Energy represents consolidated results.

OGE Energy	Performance Units		Restricted Stock Units	
(Dollars in millions)	Number of Units	Aggregate Intrinsic Value	Number of Shares	Aggregate Intrinsic Value
Units/shares outstanding at 12/31/22	608,375		189,483	
Granted	**213,442** (A)		**114,926**	
Converted	**(161,690)** (B) $	3.7	N/A	
Vested	N/A		**(76,664)**	$ 2.7
Forfeited	**(8,009)**		**(4,599)**	
Units/shares outstanding at 12/31/23	**652,118**	$ 28.8	**223,146**	$ 7.8
Units/shares fully vested at 12/31/23	**234,672** (C) $	12.7	N/A	N/A

OG&E	Performance Units			Restricted Stock Units		
	Number of Units		Aggregate Intrinsic Value	Number of Shares		Aggregate Intrinsic Value
(Dollars in millions)						
Units/shares outstanding at 12/31/22	170,623			52,759		
Granted	65,069	(A)		35,034		
Converted	(44,550)	(B) $	1.0	N/A		
Vested	N/A			(20,265)	$	0.7
Forfeited	(5,889)			(2,725)		
Employee migration	(1,416)	(D)		(559)	(D)	
Units/shares outstanding at 12/31/23	183,837	$	8.0	64,244	$	2.2
Units/shares fully vested at 12/31/23	63,506	(C) $	3.4	N/A		N/A

(A) For performance units, this represents the target number of performance units granted. Actual number of performance units earned, if any, is dependent upon performance and may range from zero percent to 200 percent of the target.

(B) These amounts represent performance units that vested at December 31, 2022, which were settled in February 2023.

(C) These amounts represent performance units that vested at December 31, 2023. Actual expected amounts to be paid out in 2024 will differ based on the percentage at which the performance metric was met and are dependent upon Compensation Committee approval.

(D) Due to certain employees transferring between OG&E and OGE Energy.

The following tables present a summary of the activity for the Registrants' non-vested performance units and restricted stock units for the year ended December 31, 2023. The table designated as "OGE Energy" below includes the OG&E standalone activity, as OGE Energy represents consolidated results.

OGE Energy	Performance Units			Restricted Stock Units		
	Number of Units		Weighted- Average Grant Date Fair Value	Number of Shares		Weighted- Average Grant Date Fair Value
Units/shares non-vested at 12/31/22	446,685	$	39.53	189,483	$	33.75
Granted	213,442	(A) $	43.74	114,926	$	37.52
Vested	(234,672)	$	38.14	(76,664)	$	30.95
Forfeited	(8,009)	$	40.66	(4,599)	$	34.52
Units/shares non-vested at 12/31/23	417,446	$	42.44	223,146	$	36.64

OG&E	Performance Units			Restricted Stock Units		
	Number of Units		Weighted- Average Grant Date Fair Value	Number of Shares		Weighted- Average Grant Date Fair Value
Units/shares non-vested at 12/31/22	126,073	$	39.53	52,759	$	33.78
Granted	65,069	(A) $	43.74	35,034	$	37.52
Vested	(63,506)	$	38.14	(20,265)	$	30.91
Forfeited	(5,889)	$	40.92	(2,725)	$	35.17
Employee migration	(1,416)	(B) $	38.36	(559)	(B) $	32.25
Units/shares non-vested at 12/31/23	120,331	$	42.49	64,244	$	36.68

(A) For performance units, this represents the target number of performance units granted. Actual number of performance units earned, if any, is dependent upon performance and may range from zero percent to 200 percent of the target.

(B) Due to certain employees transferring between OG&E and OGE Energy.

Fair Value of Vested Performance Units and Restricted Stock Units

The following table presents a summary of the Registrants' fair value for vested performance units and restricted stock units.

	OGE Energy			OG&E		
Year Ended December 31 *(In millions)*	**2023**	2022	2021	**2023**	2022	2021
Performance units	$ **9.0**	$ 6.2	$ 8.1	$ **2.4**	$ 1.7	$ 2.3
Restricted stock units	$ **2.4**	$ 2.1	$ 2.2	$ **0.6**	$ 0.5	$ 0.5

Unrecognized Compensation Cost

The following table presents a summary of the Registrants' unrecognized compensation cost for non-vested performance units and restricted stock units and the weighted-average periods over which the compensation cost is expected to be recognized.

	OGE Energy		OG&E	
	Unrecognized Compensation Cost	**Weighted Average to be Recognized**	**Unrecognized Compensation Cost**	**Weighted Average to be Recognized**
December 31, 2023	*(In millions)*	*(In years)*	*(In millions)*	*(In years)*
Performance units	$ 8.3	1.68	$ 2.4	1.70
Restricted stock units	3.6	1.67	1.1	1.69
Total unrecognized compensation cost	$ 11.9		$ 3.5	

7. Income Taxes

Income Tax Expense (Benefit)

The following table presents the components of income tax expense (benefit).

	OGE Energy			OG&E		
Year Ended December 31 *(In millions)*	**2023**	2022	2021	**2023**	2022	2021
Provision (benefit) for current income taxes:						
Federal	$ **46.1**	$ 250.8	$ 16.4	$ **48.9**	$ (141.2)	$ (9.0)
State	**(2.2)**	28.8	1.7	**3.7**	(0.9)	9.0
Total provision (benefit) for current income taxes	**43.9**	279.6	18.1	**52.6**	(142.1)	—
Provision (benefit) for deferred income taxes, net:						
Federal	**18.1**	(110.8)	133.1	**18.8**	219.9	58.3
State	**(5.8)**	(45.2)	(10.0)	**(2.6)**	(1.4)	(16.5)
Total provision (benefit) for deferred income taxes, net	**12.3**	(156.0)	123.1	**16.2**	218.5	41.8
Total income tax expense	$ **56.2**	$ 123.6	$ 141.2	$ **68.8**	$ 76.4	$ 41.8

OGE Energy files consolidated income tax returns in the U.S. federal jurisdiction and various state jurisdictions. OG&E is a part of the consolidated income tax return of OGE Energy. With few exceptions, the Registrants are no longer subject to U.S. federal tax or state and local examinations by tax authorities for years prior to 2020. Income taxes are generally allocated to each company in the affiliated group, including OG&E, based on its stand-alone taxable income or loss. Federal investment tax credits previously claimed on electric company property have been deferred and will be amortized to income over the life of the related property. Oklahoma investment tax credits are also earned on investments in electric generating facilities which further reduce OG&E's effective tax rate.

The following table presents a reconciliation of the statutory tax rates to the effective income tax rate.

Year Ended December 31	OGE Energy			OG&E		
	2023	2022	2021	**2023**	2022	2021
Statutory federal tax rate	**21.0%**	21.0%	21.0%	**21.0%**	21.0%	21.0%
State income taxes, net of federal income tax benefit	**(1.3)**	(1.0)	0.9	**0.3**	(0.4)	(1.4)
Stock-based compensation	**0.1**	—	0.1	**—**	—	—
Executive compensation limitation	**0.2**	0.1	0.1	**—**	—	—
Amortization of net unfunded deferred taxes	**(7.0)**	(3.2)	(2.1)	**(6.7)**	(5.0)	(4.6)
Federal renewable energy credit (A)	**—**	—	(2.0)	**—**	—	(4.4)
Remeasurement of state deferred taxes due to Energy Transfer merger	**—**	—	(1.1)	**—**	—	—
Remeasurement of state deferred tax liabilities	**—**	(0.6)	(0.6)	**—**	—	—
401(k) dividends	**(0.3)**	(0.2)	(0.2)	**—**	—	—
Other	**(0.8)**	(0.4)	—	**(0.7)**	(0.8)	(0.2)
Effective income tax rate	**11.9%**	15.7%	16.1%	**13.9%**	14.8%	10.4%

(A) Represents credits primarily associated with the production from OG&E's wind farms.

The deferred tax provisions are recognized as costs in the ratemaking process by the commissions having jurisdiction over the rates charged by OG&E. The following table presents the components of Deferred Income Taxes at December 31, 2023 and 2022.

December 31 *(In millions)*	OGE Energy		OG&E	
	2023	2022	**2023**	2022
Deferred income tax liabilities, net:				
Accelerated depreciation and other property related differences	$ **1,753.8**	$ 1,714.5	$ **1,753.8**	$ 1,714.5
Regulatory assets	**67.6**	54.8	**67.6**	54.7
Pension Plan	**21.8**	18.0	**37.9**	35.4
Corporate owned life insurance	**2.6**	2.4	**—**	—
Bond redemption-unamortized costs	**1.4**	1.6	**1.4**	1.6
Income taxes recoverable from customers, net	**(202.7)**	(216.7)	**(202.7)**	(216.7)
State tax credits	**(228.8)**	(221.2)	**(213.5)**	(208.5)
Regulatory liabilities	**(54.4)**	(60.8)	**(54.4)**	(60.8)
Asset retirement obligations	**(19.7)**	(18.8)	**(19.7)**	(18.8)
Postretirement medical and life insurance benefits	**(20.8)**	(19.2)	**(14.0)**	(12.7)
Accrued liabilities	**(13.2)**	(11.2)	**(5.5)**	(7.3)
Deferred federal investment tax credits	**(2.7)**	(2.9)	**(2.7)**	(2.9)
Accrued vacation	**(1.4)**	(1.4)	**(1.4)**	(1.1)
Uncollectible accounts	**(0.5)**	(0.5)	**(0.4)**	(0.5)
Other	**(2.2)**	(5.1)	**(5.6)**	(5.8)
Total deferred income tax liabilities, net	$ **1,300.8**	$ 1,233.5	$ **1,340.8**	$ 1,271.1

As of December 31, 2023, the Registrants have classified $14.7 million of unrecognized tax benefits as a reduction of deferred tax assets recorded. Management is currently unaware of any issues under review that could result in significant additional payments, accruals or other material deviation from this amount.

The following table presents a reconciliation of the Registrants' total gross unrecognized tax benefits as of the years ended December 31, 2023, 2022 and 2021.

(In millions)	**2023**	2022	2021
Balance at January 1	$ **20.7**	$ 22.4	$ 21.9
Tax positions related to current year:			
Additions	**7.9**	—	1.7
Reductions	**—**	(1.7)	(1.2)
Balance at December 31	$ **28.6**	$ 20.7	$ 22.4

The Registrants recognize tax benefits from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by taxing authorities based on the technical merits of the position. The tax benefits in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50 percent likelihood of being realized on settlement. In 2023, the Registrants recorded a $7.9 million reserve related to a state tax position taken associated with the sale of Energy Transfer units.

Where applicable, the Registrants classify income tax-related interest and penalties as interest expense and other expense, respectively. During the years ended December 31, 2023, 2022 and 2021, there were no income tax-related interest or penalties recorded with regard to uncertain tax positions.

As of December 31, 2023, 2022 and 2021, there were $22.6 million, $16.4 million and $18.1 million, respectively, of unrecognized tax benefits that, if recognized, would affect the annual effective tax rate.

The following table presents a summary of the Registrants' tax credits carried forward as deferred tax assets. Under current law, the Registrants expect future taxable income will be sufficient to utilize all credits before they begin to expire after 2028.

| (In millions) | OGE Energy | | OG&E | | Earliest Expiration Date |
	Carry Forward Amount	Deferred Tax Asset	Carry Forward Amount	Deferred Tax Asset	
State tax credits:					
Oklahoma investment tax credits	$ 259.1	$ 204.7	$ 239.8	$ 189.4	N/A
Oklahoma capital investment board credits	$ 12.8	$ 12.8	$ 12.8	$ 12.8	N/A
Oklahoma zero emission tax credits	$ 16.0	$ 11.3	$ 16.0	$ 11.3	2028

N/A - not applicable

In connection with its investment in Energy Transfer during 2022, OGE Energy anticipated operating losses in various state jurisdictions. As discussed in Note 1, OGE Energy has fully disposed of its investment in Energy Transfer, and it does not expect future taxable income in these states. Therefore, as of December 31, 2022, OGE Energy recorded a valuation allowance of $2.7 million, which eliminated the related deferred tax asset balance. During 2023, OGE Energy received final information which resulted in taxable income instead of operating losses for tax year 2022. The valuation allowance originally recorded in 2022 was eliminated when the final 2022 tax returns were filed in 2023.

8. Common Equity

OGE Energy

Automatic Dividend Reinvestment and Stock Purchase Plan

OGE Energy issued no new shares of common stock under its Automatic Dividend Reinvestment and Stock Purchase Plan in 2023. Under the terms of the Automatic Dividend Reinvestment and Stock Purchase Plan, OGE Energy may, from time to time, issue new shares to satisfy purchases under the plan or have shares purchased on the open market. At December 31, 2023, there were 4,899,178 shares of unissued common stock reserved for issuance under OGE Energy's Automatic Dividend Reinvestment and Stock Purchase Plan.

Earnings Per Share

Basic earnings per share is calculated by dividing net income attributable to OGE Energy by the weighted-average number of OGE Energy's common shares outstanding during the period. In the calculation of diluted earnings per share, weighted-average shares outstanding are increased for additional shares that would be outstanding if potentially dilutive securities were converted to common stock. Potentially dilutive securities for OGE Energy consist of performance units and restricted stock units. The following table presents the calculation of basic and diluted earnings per share for OGE Energy.

(In millions except per share data)	2023	2022	2021
Net income	$ 416.8	$ 665.7	$ 737.3
Average common shares outstanding:			
Basic average common shares outstanding	200.3	200.2	200.1
Effect of dilutive securities:			
Contingently issuable shares (performance and restricted stock units)	0.6	0.6	0.2
Diluted average common shares outstanding	200.9	200.8	200.3
Basic earnings per average common share	$ 2.08	$ 3.33	$ 3.68
Diluted earnings per average common share	$ 2.07	$ 3.32	$ 3.68
Anti-dilutive shares excluded from earnings per share calculation	—	—	—

Dividend Restrictions

OGE Energy's Certificate of Incorporation places restrictions on the amount of common stock dividends it can pay when preferred stock is outstanding. Before OGE Energy can pay any dividends on its common stock, the holders of any of its preferred stock that may be outstanding are entitled to receive their dividends at the respective rates as may be provided for the shares of their series. As there is no preferred stock outstanding, that restriction did not place any effective limit on OGE Energy's ability to pay dividends to its shareholders. OGE Energy utilizes dividends from OG&E to pay dividends to its shareholders.

Pursuant to the leverage restriction in OGE Energy's revolving credit agreement, OGE Energy must maintain a percentage of debt to total capitalization at a level that does not exceed 70 percent. The payment of cash dividends indirectly results in an increase in the percentage of debt to total capitalization, which results in the restriction of approximately $930.9 million of OGE Energy's retained earnings from being paid out in dividends. Accordingly, approximately $2.4 billion of OGE Energy's retained earnings as of December 31, 2023 are unrestricted for the payment of dividends.

OG&E

There were no new shares of OG&E common stock issued in 2023, 2022 or 2021.

Dividend Restrictions

Pursuant to the Federal Power Act, OG&E is restricted from paying dividends from its capital accounts. Dividends are paid from retained earnings. Pursuant to the leverage restriction in OG&E's revolving credit agreement, OG&E must maintain a percentage of debt to total capitalization at a level that does not exceed 65 percent. The payment of cash dividends indirectly results in an increase in the percentage of debt to total capitalization, which results in the restriction of approximately $733.3 million of OG&E's retained earnings from being paid out in dividends. Accordingly, approximately $2.7 billion of OG&E's retained earnings as of December 31, 2023 are unrestricted for the payment of dividends.

9. Long-Term Debt

A summary of the Registrants' long-term debt is included in the statements of capitalization. At December 31, 2023, the Registrants were in compliance with all of their debt agreements.

Maturities of OGE Energy's consolidated long-term debt during the next five years consist of $129.4 million in 2025, $181.0 million in 2027 and $500.0 million in 2028. Maturities of OG&E's long-term debt during the next five years consist of $79.4 million in 2025, $181.0 million in 2027 and $500.0 million in 2028. All other long-term debt of the Registrants matures after 2028.

The Registrants have previously incurred costs related to debt refinancing. Unamortized loss on reacquired debt is classified as a Non-Current Regulatory Asset in the balance sheets. Unamortized debt expense and unamortized premium and discount on long-term debt are classified as Long-Term Debt in the balance sheets and are being amortized over the life of the respective debt.

In January 2023, OG&E issued $450.0 million of 5.40 percent Senior Notes due January 15, 2033, and in April 2023, OG&E issued $350.0 million of 5.60 percent Senior Notes due April 1, 2053. The proceeds from these issuances were added to OG&E's general funds to be used for general corporate purposes, including to help fund the repayment of its $500.0 million 0.553 percent Senior Notes that matured on May 26, 2023 and the funding of its capital investment program and working capital needs.

OGE Energy has a $100.0 million floating rate unsecured three-year credit agreement, of which $50.0 million is considered a revolving loan and $50.0 million is considered a term loan. For the year ended December 31, 2023, the interest rate for the $50.0 million drawn on the term loan under this credit agreement ranged from 5.375 percent to 6.375 percent. For additional information related to this credit agreement, see Note 10.

In 2021, OGE Energy issued $500.0 million of 0.703 percent Senior Notes, and OG&E issued $500.0 million of 0.553 percent Senior Notes. The Registrants repaid each of the $500.0 million Senior Notes that matured on May 26, 2023.

OG&E Industrial Authority Bonds

OG&E has tax-exempt pollution control bonds with optional redemption provisions that allow the holders to request repayment of the bonds on any business day. The following table presents information about these bonds, which can be tendered at the option of the holder during the next 12 months.

Series	Date Due	Amount
		(In millions)
1.85% — 4.75% Garfield Industrial Authority, January 1, 2025		$ 47.0
1.85% — 4.60% Muskogee Industrial Authority, January 1, 2025		32.4
1.85% — 4.75% Muskogee Industrial Authority, June 1, 2027		56.0
Total (redeemable during next 12 months)		$ 135.4

All of these bonds are subject to an optional tender at the request of the holders, at 100 percent of the principal amount, together with accrued and unpaid interest to the date of purchase. The bond holders, on any business day, can request repayment of the bond by delivering an irrevocable notice to the tender agent stating the principal amount of the bond, payment instructions for the purchase price and the business day the bond is to be purchased. The repayment option may only be exercised by the holder of a bond for the principal amount. When a tender notice has been received by the trustee, a third-party remarketing agent for the bonds will attempt to remarket any bonds tendered for purchase. This process occurs once per week. Since the original issuance of these series of bonds in 1995 and 1997, the remarketing agent has successfully remarketed all tendered bonds. If the remarketing agent is unable to remarket any such bonds, OG&E is obligated to repurchase such unremarketed bonds. As OG&E has both the intent and ability to refinance the bonds on a long-term basis and such ability is supported by an ability to consummate the refinancing, the bonds are classified as Long-Term Debt in the balance sheets. OG&E believes that it has sufficient liquidity to meet these obligations.

10. Short-Term Debt and Credit Facilities

The Registrants borrow on a short-term basis, as necessary, by the issuance of commercial paper and by borrowings under their revolving credit agreements. OGE Energy also borrows under term credit agreements maturing in one year or less, as necessary.

The following table presents information regarding the Registrants' revolving credit agreements at December 31, 2023.

Entity	Aggregate Commitment	Amount Outstanding (A)	Weighted-Average Interest Rate	Expiration
	(In millions)			
OGE Energy (B)	$ 550.0	$ 499.2	5.78%(F)	December 18, 2028 (G)
OGE Energy (C)	50.0	—	— (F)	May 24, 2025
OG&E (D)(E)	550.0	0.4	1.20%(F)	December 18, 2028 (G)
Total	$ 1,150.0	$ 499.6	5.77%	

(A) Includes direct borrowings under the revolving credit agreements, commercial paper borrowings and letters of credit at December 31, 2023.

(B) This bank facility is available to back up OGE Energy's commercial paper borrowings and to provide revolving credit borrowings. This bank facility can also be used as a letter of credit facility.

(C) OGE Energy has a $100.0 million floating rate unsecured three-year credit agreement, of which $50.0 million is considered a revolving loan and $50.0 million is considered a term loan. The credit agreement, under certain circumstances, may be increased to a maximum commitment limit of $135.0 million and includes a maximum leverage ratio of 0.65 to 1.0. The other covenants under this credit agreement are substantially the same as OGE Energy's existing $550.0 million revolving credit agreement.

(D) This bank facility is available to back up OG&E's commercial paper borrowings and to provide revolving credit borrowings. This bank facility can also be used as a letter of credit facility.

(E) OG&E has an intercompany borrowing agreement with OGE Energy whereby OG&E has access to up to $450.0 million of OGE Energy's revolving credit amount. This agreement has a termination date of December 18, 2028. At December 31, 2023, there was $85.1 million in intercompany borrowings under this agreement. At December 31, 2023, OG&E had $147.7 million in advances from parent.

(F) Represents the weighted-average interest rate for the outstanding borrowings under the revolving credit agreements, commercial paper borrowings and letters of credit.

(G) In December 2022, the Registrants entered into an amendment to their credit facility that gave each of the Registrants the option of extending such commitments for up to two additional one-year periods. On December 18, 2023, the Registrants utilized the first extension option for an additional one-year period extending the term until December 2028.

OGE Energy's credit facility has a financial covenant requiring that OGE Energy maintains a maximum debt to capitalization ratio of 70 percent, as defined in such facility. OG&E's credit facility has a financial covenant requiring that OG&E maintains a maximum debt to capitalization ratio of 65 percent, as defined in such facility. The Registrants' facilities each also contain covenants which restrict the respective borrower and certain of its subsidiaries in respect of, among other things, mergers and consolidations, sales of all or substantially all assets, incurrence of liens and transactions with affiliates. The Registrants' facilities are each subject to acceleration upon the occurrence of any default, including, among others, payment defaults on such facilities, breach of representations, warranties and covenants, acceleration of indebtedness (other than intercompany and non-recourse indebtedness) of $100.0 million or more in the aggregate, change of control (as defined in each such facility), nonpayment of uninsured judgments in excess of $100.0 million and the occurrence of certain Employee Retirement Income Security Act and bankruptcy events, subject where applicable to specified cure periods.

The Registrants' ability to access the commercial paper market could be adversely impacted by a credit ratings downgrade or major market disruptions. Pricing grids associated with the Registrants' credit facilities could cause annual fees and borrowing rates to increase if an adverse rating impact occurs. The impact of any future downgrade could include an increase in the costs of the Registrants' short-term borrowings, but a reduction in the Registrants' credit ratings would not result in any defaults or accelerations. Any future downgrade could also lead to higher long-term borrowing costs and, if below investment grade, would require the Registrants to post collateral or letters of credit.

OG&E must obtain regulatory approval from the FERC in order to borrow on a short-term basis. OG&E has the necessary regulatory approvals to incur up to $1.0 billion in short-term borrowings at any one time for a two-year period beginning January 1, 2023 and ending December 31, 2024.

11. Retirement Plans and Postretirement Benefit Plans

OGE Energy sponsors defined benefit pension plans, 401(k) savings plans and other postretirement plans covering certain employees of the Registrants.

Pension Plan and Restoration of Retirement Income Plan

OGE Energy periodically makes contributions to the Pension Plan considering information such as net periodic pension expense and funded status from OGE Energy's actuarial consultants. Such contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. OGE Energy did not make a contribution to its Pension Plan during 2023 and 2022 but does expect to make a $10.0 million contribution to its Pension Plan in 2024. Any additional contribution to the Pension Plan during 2024 would be a discretionary contribution, anticipated to be in the form of cash, and is not required to satisfy the minimum regulatory funding requirement specified by the Employee Retirement Income Security Act of 1974, as amended. OGE Energy could be required to make additional contributions if the value of its pension trust and postretirement benefit plan trust assets are adversely impacted by a major market disruption in the future.

In accordance with ASC Topic 715, "Compensation - Retirement Benefits," a one-time settlement charge is required to be recorded by an organization when lump sum payments or other settlements that relieve the organization from the responsibility for the pension benefit obligation during the plan year exceed the service cost and interest cost components of the organization's net periodic pension cost. During 2023, 2022 and 2021, the Registrants experienced an increase in both the number of employees electing to retire and the amount of lump sum payments paid to such employees upon retirement, which resulted in the Registrants recording pension plan settlement charges as presented in the Pension Plan net periodic benefit cost tables below. The pension settlement charges did not require a cash outlay by the Registrants and did not increase total pension expense over time, as the charges were an acceleration of costs that otherwise would be recognized as pension expense in future periods.

OGE Energy provides a Restoration of Retirement Income Plan to those participants in OGE Energy's Pension Plan whose benefits are subject to certain limitations of the Code. Participants in the Restoration of Retirement Income Plan receive the same benefits that they would have received under OGE Energy's Pension Plan in the absence of limitations imposed by the federal tax laws. The Restoration of Retirement Income Plan is intended to be an unfunded plan.

OG&E's employees participate in OGE Energy's Pension Plan and Restoration of Retirement Income Plan.

Obligations and Funded Status

The details of the funded status of OGE Energy's Pension Plan, the Restoration of Retirement Income Plan and the postretirement benefit plans and the amounts included in the balance sheets for 2023 and 2022 are included in the following tables. These amounts have been recorded in Accrued Benefit Obligations with the offset in Accumulated Other Comprehensive Loss (except OG&E's portion, which is recorded as a regulatory asset as discussed in Note 1) in the balance sheets. The amounts in Accumulated Other Comprehensive Loss and those recorded as a regulatory asset represent a net periodic benefit cost to be recognized in the statements of income in future periods. The benefit obligation for OGE Energy's Pension Plan and the Restoration of Retirement Income Plan represents the projected benefit obligation, while the benefit obligation for the postretirement benefit plans represents the accumulated postretirement benefit obligation. The accumulated postretirement benefit obligation for OGE Energy's Pension Plan and Restoration of Retirement Income Plan differs from the projected benefit obligation in that the former includes no assumption about future compensation levels.

December 31 (In millions)	OGE Energy				OG&E			
	Pension Plan		Restoration of Retirement Income Plan		Pension Plan		Restoration of Retirement Income Plan	
	2023	2022	2023	2022	2023	2022	2023	2022
Change in benefit obligation								
Beginning obligations	$ 358.5	$ 502.9	$ 5.8	$ 5.9	$ 288.5	$ 363.2	$ 0.5	$ 0.5
Service cost	5.4	7.6	1.0	1.1	4.4	6.2	—	—
Interest cost	15.9	15.7	0.3	0.2	12.6	12.1	—	—
Plan settlements	(62.8)	(95.8)	(1.4)	(1.5)	(57.7)	(38.8)	(0.7)	—
Actuarial losses (gains)	0.8	(56.9)	(0.2)	0.1	2.7	(41.3)	0.2	—
Benefits paid	(14.1)	(15.0)	—	—	(11.9)	(12.9)	—	—
Ending obligations	$ 303.7	$ 358.5	$ 5.5	$ 5.8	$ 238.6	$ 288.5	$ —	$ 0.5
Change in plans' assets								
Beginning fair value	$ 293.0	$ 486.0	$ —	$ —	$ 238.9	$ 353.0	$ —	$ —
Actual return on plans' assets	27.6	(82.2)	—	—	22.1	(62.4)	—	—
Employer contributions	—	—	1.4	0.2	—	—	0.7	—
Plan settlements	(62.8)	(95.8)	(1.4)	(0.2)	(57.7)	(38.8)	(0.7)	—
Benefits paid	(14.1)	(15.0)	—	—	(11.9)	(12.9)	—	—
Ending fair value	$ 243.7	$ 293.0	$ —	$ —	$ 191.4	$ 238.9	$ —	$ —
Funded status at end of year	$ (60.0)	$ (65.5)	$ (5.5)	$ (5.8)	$ (47.2)	$ (49.6)	$ —	$ (0.5)
Accumulated postretirement benefit obligation	$ 289.5	$ 342.7	$ 4.9	$ 4.8	$ 226.5	$ 275.2	$ —	$ 0.4

For the year ended December 31, 2023, actuarial losses were primarily due to more lump sum payouts than expected, partially offset by demographic experience. For the year ended December 31, 2022, Pension Plan actuarial gains were primarily due to significantly higher discount rates, partially offset by demographic experience and a larger than expected amount of early 2023 lump sum payouts.

December 31 (In millions)	OGE Energy Postretirement Benefit Plans		OG&E Postretirement Benefit Plans	
	2023	2022	2023	2022
Change in benefit obligation				
Beginning obligations	$ 101.9	$ 137.3	$ 76.4	$ 102.4
Service cost	0.1	0.2	0.1	0.1
Interest cost	5.2	3.5	3.9	2.7
Participants' contributions	3.4	3.5	2.4	2.4
Actuarial losses (gains)	4.9	(29.1)	4.0	(21.0)
Benefits paid	(12.2)	(13.5)	(9.5)	(10.2)
Ending obligations	$ 103.3	$ 101.9	$ 77.3	$ 76.4
Change in plans' assets				
Beginning fair value	$ 32.8	$ 44.3	$ 29.8	$ 39.9
Actual return on plans' assets	1.9	(8.2)	1.7	(7.4)
Employer contributions	6.8	6.7	5.2	5.1
Participants' contributions	3.4	3.5	2.4	2.4
Benefits paid	(12.2)	(13.5)	(9.5)	(10.2)
Ending fair value	$ 32.7	$ 32.8	$ 29.6	$ 29.8
Funded status at end of year	$ (70.6)	$ (69.1)	$ (47.7)	$ (46.6)

Net Periodic Benefit Cost

The following tables present the net periodic benefit cost components, before consideration of capitalized amounts, of OGE Energy's Pension Plan, Restoration of Retirement Income Plan and postretirement benefit plans that are included in the financial statements. Service cost is presented within Other Operation and Maintenance Expense, and the remaining net periodic benefit cost components as listed in the following tables are presented within Other Net Periodic Benefit Income (Expense) in the statements of income. OG&E recovers specific amounts of pension and postretirement medical costs in rates approved in its Oklahoma rate reviews. In accordance with approved orders, OG&E defers the difference between actual pension and postretirement medical expenses and the amount approved in its last Oklahoma rate review as a regulatory asset or regulatory liability. These amounts have been recorded in the Pension tracker in the regulatory assets and liabilities table in Note 1 and within Other Net Periodic Benefit Income (Expense) in the statements of income.

OGE Energy	Pension Plan			Restoration of Retirement Income Plan		
Year Ended December 31						
(In millions)	**2023**	2022	2021	**2023**	2022	2021
Service cost	$ **5.4**	$ 7.6	$ 11.2	$ **1.0**	$ 1.1	$ 0.8
Interest cost	**15.9**	15.7	13.3	**0.3**	0.2	0.1
Expected return on plan assets	**(16.2)**	(25.4)	(34.1)	—	—	—
Amortization of net loss	**8.0**	8.9	9.4	—	0.2	0.2
Amortization of unrecognized prior service cost (A)	**—**	—	—	**0.3**	0.2	0.1
Settlement cost	**21.8**	30.6	41.3	**0.5**	0.3	2.1
Total net periodic benefit cost	**34.9**	37.4	41.1	**2.1**	2.0	3.3
Less: Amount paid by unconsolidated affiliates	**—**	—	(0.2)	—	—	0.1
Net periodic benefit cost	$ **34.9**	$ 37.4	$ 41.3	$ **2.1**	$ 2.0	$ 3.2

(A) Unamortized prior service cost is amortized on a straight-line basis over the average remaining service period to the first eligibility age of participants who are expected to receive a benefit and are active at the date of the plan amendment.

OG&E	Pension Plan			Restoration of Retirement Income Plan		
Year Ended December 31						
(In millions)	**2023**	2022	2021	**2023**	2022	2021
Service cost	$ **4.4**	$ 6.2	$ 7.7	$ **—**	$ —	$ —
Interest cost	**12.6**	12.1	9.7	**—**	—	—
Expected return on plan assets	**(12.9)**	(19.6)	(24.7)	**—**	—	—
Amortization of net loss	**6.9**	7.4	7.0	**—**	—	0.1
Settlement cost	**20.4**	12.9	33.1	**0.4**	—	1.6
Total net periodic benefit cost	**31.4**	19.0	32.8	**0.4**	—	1.7
Plus: Amount allocated from OGE Energy	**3.0**	5.2	6.5	**1.7**	1.5	1.5
Net periodic benefit cost	$ **34.4**	$ 24.2	$ 39.3	$ **2.1**	$ 1.5	$ 3.2

In addition to the net periodic benefit cost amounts recognized, as presented in the table above, for the Pension and Restoration of Retirement Income Plans in 2023, 2022 and 2021, the Registrants recognized the following:

Year Ended December 31 (In millions)	**2023**	2022	2021
Change in pension expense to maintain allowed recoverable amount in Oklahoma jurisdiction (A)	$ **33.3**	$ 15.2	$ 23.0
Deferral of pension expense related to pension settlement charges included in the above line item:			
Oklahoma jurisdiction (A)	$ **20.1**	$ 15.4	$ 37.9
Arkansas jurisdiction (A)	$ **1.9**	$ 1.4	$ 3.5

(A) Included in the pension regulatory asset in each jurisdiction, as indicated in the regulatory assets and liabilities table in Note 1.

Year Ended December 31 (In millions)	OGE Energy Postretirement Benefit Plans			OG&E Postretirement Benefit Plans		
	2023	2022	2021	**2023**	2022	2021
Service cost	$ **0.1**	$ 0.2	$ 0.2	$ **0.1**	$ 0.1	$ 0.1
Interest cost	**5.2**	3.5	3.4	**3.9**	2.7	2.6
Expected return on plan assets	**(1.7)**	(1.8)	(1.8)	**(1.6)**	(1.6)	(1.7)
Amortization of net loss	**(0.2)**	1.5	2.8	**—**	1.5	2.7
Amortization of unrecognized prior service cost (A)	**—**	(3.8)	(6.9)	**—**	(3.6)	(5.0)
Total net periodic benefit cost (income)	**3.4**	(0.4)	(2.3)	**2.4**	(0.9)	(1.3)
Less: Amount paid by unconsolidated affiliates (B)	**—**	—	(0.5)			
Plus: Amount allocated from OGE Energy (B)				**0.5**	—	(0.5)
Net periodic benefit cost (income)	$ **3.4**	$ (0.4)	$ (1.8)	$ **2.9**	$ (0.9)	$ (1.8)

(A) Unamortized prior service cost is amortized on a straight-line basis over the average remaining service period to the first eligibility age of participants who are expected to receive a benefit and are active at the date of the plan amendment.

(B) "Amount paid by unconsolidated affiliates" is only applicable to OGE Energy. "Amount allocated from OGE Energy" is only applicable to OG&E.

In addition to the net periodic benefit cost or income amounts recognized, as presented in the table above, for the postretirement benefit plans in 2023, 2022 and 2021, the Registrants recognized the following:

Year Ended December 31 (In millions)	**2023**	2022	2021
Change in postretirement expense to maintain allowed recoverable amount in Oklahoma jurisdiction (A)	$ **4.4**	$ 0.6	$ (0.4)

(A) Included in the pension regulatory asset, as indicated in the regulatory assets and liabilities table in Note 1.

The following table presents the amount of net periodic benefit cost capitalized and attributable to each of the Registrants for OGE Energy's Pension Plan and postretirement benefit plans in 2023, 2022 and 2021.

(In millions)	OGE Energy			OG&E		
	2023	2022	2021	**2023**	2022	2021
Capitalized portion of net periodic pension benefit cost	$ **2.2**	$ 3.0	$ 3.4	$ **1.9**	$ 2.5	$ 2.9
Capitalized portion of net periodic postretirement benefit cost	$ **0.1**	$ 0.2	$ 0.2	$ **0.1**	$ 0.1	$ 0.1

Rate Assumptions

Year Ended December 31	Pension Plan and Restoration of Retirement Income Plan			Postretirement Benefit Plans		
	2023	2022	2021	**2023**	2022	2021
Assumptions to determine benefit obligations:						
Discount rate	**5.40%**	5.45%	2.75%	**5.35%**	5.40%	2.80%
Rate of compensation increase	**4.20%**	4.20%	4.20%	**N/A**	N/A	N/A
Interest crediting rate	**3.50%**	3.50%	3.50%	**N/A**	N/A	N/A
Assumptions to determine net periodic benefit cost:						
Discount rate	**5.45%**	4.01%	2.63%	**5.40%**	2.80%	2.45%
Expected return on plan assets	**7.00%**	7.00%	7.00%	**4.00%**	4.00%	4.00%
Rate of compensation increase	**4.20%**	4.20%	4.20%	**N/A**	N/A	N/A
Interest crediting rate	**3.50%**	3.50%	3.50%	**N/A**	N/A	N/A

N/A - not applicable

The discount rate used to compute the present value of plan liabilities is based generally on rates of high-grade corporate bonds with maturities similar to the average period over which benefits will be paid. The discount rate used to determine net benefit cost for the current year is the same discount rate used to determine the benefit obligation as of the previous year's balance sheet date, unless a plan settlement occurs during the current year that requires an updated discount rate for net periodic cost measurement. For 2023 and 2022, the Pension Plan discount rates used to determine net periodic benefit cost are disclosed on a weighted-average basis.

The overall expected rate of return on plan assets assumption is used in determining net periodic benefit cost. The rate of return on plan assets assumption is the average long-term rate of earnings expected on the funds currently invested and to be invested for the purpose of providing benefits specified by the Pension Plan or postretirement benefit plans. This assumption is reexamined at least annually and updated as necessary. The rate of return on plan assets assumption reflects a combination of historical return analysis, forward-looking return expectations and the plans' current and expected asset allocation.

The assumed health care cost trend rates have a significant effect on the amounts reported for postretirement medical benefit plans. Future health care cost trend rates are assumed to be 6.75 percent in 2024 with the rates trending downward to 4.50 percent by 2033.

Pension Plan

Pension Plan Investments, Policies and Strategies

The Pension Plan assets are held in a trust which follows an investment policy and strategy designed to reduce the funded status volatility of the Plan by utilizing liability driven investing. The purpose of liability-driven investing is to structure the asset portfolio to more closely resemble the pension liability and thereby more effectively hedge against changes in the liability. The investment policy follows a glide path approach that shifts a higher portfolio weighting to fixed income as the Plan's funded status increases. The following table presents the targeted fixed income and equity allocations at different funded status levels.

Projected Benefit Obligation Funded Status Thresholds	<90%	95%	100%	105%	110%	115%	120%
Fixed income	50%	58%	65%	73%	80%	85%	90%
Equity	50%	42%	35%	27%	20%	15%	10%
Total	100%	100%	100%	100%	100%	100%	100%

Within the portfolio's overall allocation to equities, the funds are allocated according to the guidelines in the following table.

Asset Class	Target Allocation	Minimum	Maximum
Domestic Large Cap Equity	40%	35%	60%
Domestic Mid-Cap Equity	15%	5%	25%
Domestic Small-Cap Equity	25%	5%	30%
International Equity	20%	10%	30%

OGE Energy has retained an investment consultant responsible for the general investment oversight, analysis, monitoring investment guideline compliance and providing quarterly reports to certain of the Registrants' members and OGE Energy's Investment Committee. The various investment managers used by the trust operate within the general operating objectives as established in the investment policy and within the specific guidelines established for each investment manager's respective portfolio.

The portfolio is rebalanced at least on an annual basis to bring the asset allocations of various managers in line with the target asset allocation listed above. More frequent rebalancing may occur if there are dramatic price movements in the financial markets which may cause the trust's exposure to any asset class to exceed or fall below the established allowable guidelines.

To evaluate the progress of the portfolio, investment performance is reviewed quarterly. It is, however, expected that performance goals will be met over a full market cycle, normally defined as a three- to five-year period. Analysis of performance is within the context of the prevailing investment environment and the advisors' investment style. The goal of the trust is to provide a rate of return consistently from three percent to five percent over the rate of inflation (as measured by the national Consumer Price Index) on a fee adjusted basis over a typical market cycle of no less than three years and no more than five years. Each investment manager is expected to outperform its respective benchmark.

The following table presents a list of each asset class utilized with appropriate comparative benchmark(s) each manager is evaluated against and the focus of the asset class.

Asset Class	Comparative Benchmark(s)	Focus of Asset Class
Active Duration Fixed Income (A)(B)	Bloomberg Barclays Aggregate	- Maximize risk-adjusted performance while providing long bond exposure managed according to the manager's forecast on interest rates. - All invested assets must reach at or above Baa3 or BBB- investment grade. - Limited five percent exposure to any single issuer, except the U.S. Government or affiliates.
Long Duration Fixed Income (A)(B)	Duration blended Barclays Long Government/Credit & Barclays Universal	- Maximize risk-adjusted performance. - At least 75 percent of invested assets must reach at or above Baaa3 or BBB- investment grade. - Limited five percent exposure to any single issuer, except the U.S. Government or affiliates. - May invest up to 10 percent of the market value in convertible bonds as long as quality guidelines are met. - May invest up to 15 percent of the market value in private placement, including 144A securities with or without registration rights and allow for futures to be traded in the portfolio.
Equity Index (B)(C)	Standard & Poor's 500 Index	- Focus on replicating the performance of the S&P 500 Index.

Mid-Cap Equity (B)(C)	Russell Midcap Index
	Russell Midcap Value Index
		- Focus on undervalued stocks expected to earn average return and pay out higher than average dividends.
		- Invest in companies with market capitalizations lower than average company on public exchanges:
		  - Price/earnings ratio at or near referenced
		  - Small dividend yield and return on equity at or near referenced index; and

Small-Cap Equity (B)(C)	Russell 2000 Index Russell 2000 Value Index	- Earnings per share growth rate at or near referenced index.
International Equity (D)	Morgan Stanley Capital International ACWI ex-U.S.	- Invest in non-dollar denominated equity securities. - Diversify the overall trust investments.

(A) Investment grades are by Moody's Investors Service, S&P Global Ratings or Fitch Ratings.

(B) The purchase of any of OGE Energy's equity, debt or other securities is prohibited.

(C) No more than five percent can be invested in any one stock at the time of purchase and no more than 10 percent after accounting for price appreciation. Options or financial futures may not be purchased unless prior approval from OGE Energy's Investment Committee is received. The purchase of securities on margin, securities lending, private placement purchases and venture capital purchases are prohibited. The aggregate positions in any company may not exceed one percent of the fair market value of its outstanding stock.

(D) The manager of this asset class is required to operate under certain restrictions including regional constraints, diversification requirements and percentage of U.S. securities. All securities are freely traded on a recognized stock exchange, and there are no over-the-counter derivatives. The following investment categories are excluded: options (other than traded currency options), commodities, futures (other than currency futures or currency hedging), short sales/margin purchases, private placements, unlisted securities and real estate (but not real estate shares).

Pension Plan Investments

The following tables present the Pension Plan's investments that are measured at fair value on a recurring basis at December 31, 2023 and 2022. There were no Level 3 investments held by the Pension Plan at December 31, 2023 and 2022.

(In millions)	December 31, 2023		Level 1		Level 2		Net Asset Value (A)
Common stocks	$	56.9	$	56.9	$	—	$	—
U.S. Treasury notes and bonds (B)		42.4		42.4		—		—
Mortgage- and asset-backed securities		22.0		—		22.0		—
Corporate fixed income and other securities		54.6		—		54.6		—
Commingled fund (C)		13.8		—		—		13.8
Foreign government bonds		0.2		—		0.2		—
U.S. municipal bonds		0.3		—		0.3		—
Money market fund		1.3		—		—		1.3
Mutual funds		55.3		55.3		—		—
Preferred stocks		1.0		1.0		—		—
U.S. Treasury futures:								
Cash collateral		0.3		0.3		—		—
Forward contracts:								
Receivable (foreign currency)		0.1		—		0.1		—
Total Pension Plan investments		248.2	$	155.9	$	77.2	$	15.1
Interest and dividends receivable		1.4						
Receivable from broker for securities sold		8.3						
Payable to broker for securities purchased		(14.2)						
Total OGE Energy Pension Plan assets	$	243.7						
Pension Plan investments attributable to affiliates		(52.3)						
Total OG&E Pension Plan assets	$	191.4						

(In millions)	December 31, 2022		Level 1		Level 2		Net Asset Value (A)
Common stocks	$	71.9	$	71.9	$	—	$	—
U.S. Treasury notes and bonds (B)		44.6		44.6		—		—
Mortgage- and asset-backed securities		26.2		—		26.2		—
Corporate fixed income and other securities		65.5		—		65.5		—
Commingled fund (C)		18.2		—		—		18.2
Foreign government bonds		0.5		—		0.5		—
U.S. municipal bonds		0.9		—		0.9		—
Money market fund		5.9		—		—		5.9
Mutual fund		60.4		60.4		—		—
Preferred stocks		1.5		1.5		—		—
U.S. Treasury futures:								
Cash collateral		0.3		0.3		—		—
Forward contracts:								
Receivable (foreign currency)		0.1		—		0.1		—
Total Pension Plan investments		296.0	$	178.7	$	93.2	$	24.1
Interest and dividends receivable		1.6						
Receivable from broker for securities sold		20.6						
Payable to broker for securities purchased		(25.2)						
Total OGE Energy Pension Plan assets	$	293.0						
Pension Plan investments attributable to affiliates		(54.1)						
Total OG&E Pension Plan assets	$	238.9						

(A) GAAP allows the measurement of certain investments that do not have a readily determinable fair value at the net asset value. These investments do not consider the observability of inputs; therefore, they are not included within the fair value hierarchy.

(B) This category represents U.S. Treasury notes and bonds with a Moody's Investors Service rating of Aaa and Government Agency Bonds with a Moody's Investors Service rating of A1 or higher.

(C) This category represents units of participation in a commingled fund that primarily invested in stocks of international companies and emerging markets.

As defined in the fair value hierarchy, Level 1 inputs are quoted prices in active markets for identical unrestricted assets or liabilities that are accessible by the Pension Plan at the measurement date. Level 2 inputs are inputs other than quoted prices in active markets included within Level 1 that are either directly or indirectly observable at the reporting date for the asset or liability for substantially the full term of the asset or liability. Level 2 inputs include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active. Level 3 inputs are prices or valuation techniques for the asset or liability that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). Unobservable inputs reflect the Plan's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

Expected Benefit Payments

The following table presents the benefit payments the Registrants expect to pay related to the Pension Plan and Restoration of Retirement Income Plan. These expected benefits are based on the same assumptions used to measure OGE Energy's benefit obligation at the end of the year and include benefits attributable to estimated future employee service.

(In millions)	OGE Energy	OG&E
2024	$ 44.4	$ 35.4
2025	$ 28.1	$ 22.2
2026	$ 27.9	$ 22.4
2027	$ 34.2	$ 21.1
2028	$ 28.0	$ 21.0
2029-2033	$ 122.7	$ 96.3

Postretirement Benefit Plans

In addition to providing pension benefits, OGE Energy provides certain medical and life insurance benefits for eligible retired members. Regular, full-time, active employees hired prior to February 1, 2000 whose age and years of credited service total or exceed 80 or have attained at least age 55 with 10 or more years of service at the time of retirement are entitled to postretirement medical benefits, while employees hired on or after February 1, 2000 are not entitled to postretirement medical benefits. Eligible retirees must contribute such amount as OGE Energy specifies from time to time toward the cost of coverage for postretirement benefits. The benefits are subject to deductibles, co-payment provisions and other limitations. OG&E charges postretirement benefit costs to expense and includes an annual amount as a component of the cost-of-service in future ratemaking proceedings.

OGE Energy's contribution to the medical costs for pre-65 aged eligible retirees are fixed at the 2011 level, and OGE Energy covers future annual medical inflationary cost increases up to five percent. Increases in excess of five percent annually are covered by the pre-65 aged retiree in the form of premium increases. OGE Energy provides Medicare-eligible retirees and their Medicare-eligible spouses an annual fixed contribution to an OGE Energy-sponsored health reimbursement arrangement. Medicare-eligible retirees are able to purchase individual insurance policies supplemental to Medicare through a third-party administrator and use their health reimbursement arrangement funds for reimbursement of medical premiums and other eligible medical expenses.

Postretirement Plans Investments

The following tables present the postretirement benefit plans' investments that are measured at fair value on a recurring basis at December 31, 2023 and 2022. There were no Level 2 investments held by the postretirement benefit plans at December 31, 2023 and 2022.

(In millions)	December 31, 2023		Level 1		Level 3
Group retiree medical insurance contract	$	16.8	$	—	$	16.8
Mutual funds		15.9		15.9		—
Total OGE Energy plan investments	$	32.7	$	15.9	$	16.8
Plan investments attributable to affiliates		(3.1)			
Total OG&E plan investments	$	29.6			

(In millions)	December 31, 2022		Level 1		Level 3
Group retiree medical insurance contract	$	21.6	$	—	$	21.6
Mutual funds		11.2		11.2		—
Total OGE Energy plan investments	$	32.8	$	11.2	$	21.6
Plan investments attributable to affiliates		(3.0)			
Total OG&E plan investments	$	29.8			

The group retiree medical insurance contract invests in a pool of common stocks, bonds and money market accounts, of which a significant portion is comprised of mortgage-backed securities. The unobservable input included in the valuation of the contract includes the approach for determining the allocation of the postretirement benefit plans' pro-rata share of the total assets in the contract.

The following table presents a reconciliation of the postretirement benefit plans' investments that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3).

Year Ended December 31 (In millions)		2023
Group retiree medical insurance contract:		
Beginning balance	$	21.6
Claims paid		(4.5)
Realized losses		(0.9)
Investment fees		(0.1)
Interest income		0.7
Ending balance	$	16.8

Medicare Prescription Drug, Improvement and Modernization Act of 2003

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 expanded coverage for prescription drugs. The following table presents the gross benefit payments the Registrants expect to pay related to the postretirement benefit plans, including prescription drug benefits.

(In millions)	OGE Energy		OG&E	
2024	$	13.9	$	10.5
2025	$	11.5	$	8.6
2026	$	10.9	$	8.0
2027	$	9.9	$	7.4
2028	$	9.0	$	6.8
2029-2033	$	36.9	$	27.8

Post-Employment Benefit Plan

Disabled employees receiving benefits from OGE Energy's Group Long-Term Disability Plan are entitled to continue participating in OGE Energy's Medical Plan along with their dependents. The post-employment benefit obligation represents the actuarial present value of estimated future medical benefits that are attributed to employee service rendered prior to the date as of which such information is presented. The obligation also includes future medical benefits expected to be paid to current employees participating in the Group Long-Term Disability Plan and their dependents, as defined in OGE Energy's Medical Plan.

The post-employment benefit obligation is determined by an actuary on a basis similar to the accumulated postretirement benefit obligation. The estimated future medical benefits are projected to grow with expected future medical cost trend rates and are discounted for interest at the discount rate and for the probability that the participant will discontinue receiving benefits from OGE Energy's Group Long-Term Disability Plan due to death, recovery from disability or eligibility for retiree medical benefits. OGE Energy's post-employment benefit obligation was $1.7 million and $1.8 million at December 31, 2023 and 2022, respectively, of which $1.3 million and $1.3 million, respectively, was OG&E's portion of the obligation.

401(k) Plan

OGE Energy provides a 401(k) Plan, and each regular full-time employee of OGE Energy or a participating affiliate is eligible to participate in the 401(k) Plan immediately upon hire. All other employees of OGE Energy or a participating affiliate are eligible to become participants in the 401(k) Plan after completing one year of service as defined in the 401(k) Plan. Participants may contribute each pay period any whole percentage between two percent and 75 percent of their compensation, as defined in the 401(k) Plan, for that pay period. Participants who have reached age 50 before the close of a year are allowed to make additional contributions referred to as "Catch-Up Contributions," subject to certain limitations of the Code. Participants may designate, at their discretion, all or any portion of their contributions as: (i) a before-tax contribution under Section 401(k) of the Code subject to the limitations thereof, (ii) a contribution made on a non-Roth after-tax basis or (iii) a Roth contribution. The 401(k) Plan also includes an eligible automatic contribution arrangement and provides for a qualified default investment alternative consistent with the U.S. Department of Labor regulations. Participants may elect, in accordance with the 401(k) Plan procedures, to have their future salary deferral rate to be automatically increased annually on a date and in an amount as specified by the participant in such election. For employees hired or rehired on or after December 1, 2009, OGE Energy contributes to the 401(k) Plan, on behalf of each participant, 200 percent of the participant's contributions up to five percent of compensation.

No OGE Energy contributions are made with respect to a participant's Catch-Up Contributions, rollover contributions or with respect to a participant's contributions based on overtime payments, pay-in-lieu of overtime for exempt personnel, special lump-sum recognition awards and lump-sum merit awards included in compensation for determining the amount of participant contributions. Once made, OGE Energy's contribution may be directed to any available investment option in the 401(k) Plan. OGE Energy match contributions vest over a three-year period. After two years of service, participants become 20 percent vested in their OGE Energy contribution account and become fully vested on completing three years of service. In addition, participants fully vest when they are eligible for normal or early retirement under the Pension Plan requirements, in the event of their termination due to death or permanent disability or upon attainment of age 65 while employed by OGE Energy or its affiliates. OGE Energy contributed $19.6 million, $17.1 million and $15.4 million in 2023, 2022 and 2021, respectively, to the 401(k) Plan, of which $16.0 million, $13.9 million and $12.0 million, respectively, related to OG&E.

Deferred Compensation Plan

OGE Energy provides a nonqualified deferred compensation plan which is intended to be an unfunded plan. The plan's primary purpose is to provide a tax-deferred capital accumulation vehicle for a select group of management, highly compensated employees and non-employee members of OGE Energy's Board of Directors and to supplement such employees' 401(k) Plan contributions as well as offering this plan to be competitive in the marketplace.

Eligible employees who enroll in the plan have the following deferral options: (i) eligible employees may elect to defer up to a maximum of 70 percent of base salary and 100 percent of annual bonus awards or (ii) eligible employees may elect a deferral percentage of base salary and bonus awards based on the deferral percentage elected for a year under the 401(k) Plan with such deferrals to start when maximum deferrals to the qualified 401(k) Plan have been made because of limitations in that plan. Eligible directors who enroll in the plan may elect to defer up to a maximum of 100 percent of directors' meeting fees and annual retainers. OGE Energy matches employee (but not non-employee director) deferrals to make up for any match lost in the 401(k) Plan because of deferrals to the deferred compensation plan and to allow for a match that would have been made under the 401(k) Plan on that portion of either the first six percent of total compensation or the first five percent of total compensation, depending on prior participant elections, deferred that exceeds the limits allowed in the 401(k) Plan. Matching credits vest based on years of service, with full vesting after three years or, if earlier, on retirement, disability, death, a change in control of OGE Energy or termination of the plan. Deferrals, plus any OGE Energy match, are credited to a recordkeeping account in the participant's name. Earnings on the deferrals are indexed to the assumed investment funds selected by the participant. In 2023, those investment options included an OGE Energy Common Stock fund, whose value was determined based on the stock price of OGE Energy's Common Stock. OGE Energy accounts for the contributions related to its executive officers in this plan as Accrued Benefit Obligations and accounts for the contributions related to OGE Energy's directors in this plan as Other Deferred Credits and Other Liabilities in the balance sheets. The investment associated with these contributions is accounted for as Other Property and Investments in the balance sheets. The appreciation of these investments is accounted for as Other Income, and the increase in the liability under the plan is accounted for as Other Expense in the statements of income.

Supplemental Executive Retirement Plan

OGE Energy provides a supplemental executive retirement plan in order to attract and retain lateral hires or other executives designated by the Compensation Committee of OGE Energy's Board of Directors who may not otherwise qualify for a sufficient level of benefits under OGE Energy's Pension Plan and Restoration of Retirement Income Plan. The supplemental executive retirement plan is intended to be an unfunded plan and not subject to the benefit limitations of the Code. For the actuarial equivalence calculations, the supplemental executive retirement plan provides that (i) mortality rates shall be based on the unisex mortality table issued under Internal Revenue Service Notice 2018-02 for purposes of determining the minimum present value under Code Section 417(e)(3) for distributions with annuity starting dates that occur during stability periods beginning in the 2019 calendar year and (ii) the interest rate shall be five percent.

12. Report of Business Segments

OGE Energy reports its operations primarily through a single segment, captioned "electric company," which is engaged in the generation, transmission, distribution and sale of electric energy. The "other operations" caption primarily includes the operations of the holding company and other energy-related investments. Intersegment revenues are recorded at prices comparable to those of unaffiliated customers and are affected by regulatory considerations. Prior to the Enable and Energy Transfer merger closing on December 2, 2021, OGE Energy's natural gas midstream operations segment included its equity method investment in Enable. During 2022, OGE Energy held an investment in Energy Transfer's equity securities and reported the investment's activity, as well as Enable legacy pension and postretirement costs, through the natural gas midstream operations segment. As of the end of September 2022, OGE Energy sold all of Energy Transfer's limited partner units; therefore, beginning in 2023, OGE Energy no longer has a natural gas midstream operations segment. The following tables present the results of OGE Energy's business segments for the years ended December 31, 2023, 2022 and 2021.

2023	Electric Company	Other Operations	Eliminations	Total
(In millions)				
Operating revenues	$ 2,674.3	$ —	$ —	$ 2,674.3
Fuel, purchased power and direct transmission expense	911.7	—	—	911.7
Other operation and maintenance	505.0	(2.4)	—	502.6
Depreciation and amortization	506.6	—	—	506.6
Taxes other than income	99.4	3.8	—	103.2
Operating income (loss)	651.6	(1.4)	—	650.2
Other income	43.5	8.1	(7.4)	44.2
Interest expense	199.9	28.9	(7.4)	221.4
Income tax expense (benefit)	68.8	(12.6)	—	56.2
Net income (loss)	$ 426.4	$ (9.6)	$ —	$ 416.8
Total assets	$ 12,642.6	$ 301.1	$ (153.0)	$ 12,790.7
Capital expenditures	$ 1,178.2	$ —	$ —	$ 1,178.2

2022		Electric Company	Natural Gas Midstream Operations	Other Operations	Eliminations	Total
(In millions)						
Operating revenues	$	3,375.7	$ —	$ —	$ —	$ 3,375.7
Fuel, purchased power and direct transmission expense		1,662.4	—	—	—	1,662.4
Other operation and maintenance		491.9	12.6	(3.1)	—	501.4
Depreciation and amortization		460.9	—	—	—	460.9
Taxes other than income		98.0	0.1	3.4	—	101.5
Operating income (loss)		662.5	(12.7)	(0.3)	—	649.5
Gain on equity securities		—	282.1	—	—	282.1
Other income		11.2	10.0	4.9	(2.1)	24.0
Interest expense		157.8	—	10.6	(2.1)	166.3
Income tax expense (benefit)		76.4	48.1	(0.9)	—	123.6
Net income (loss)	$	439.5	$ 231.3	$ (5.1)	$ —	$ 665.7
Total assets	$	12,410.5	$ 1.2	$ 683.7	$ (550.7)	$ 12,544.7
Capital expenditures	$	1,050.9	$ —	$ —	$ —	$ 1,050.9

2021		Electric Company	Natural Gas Midstream Operations	Other Operations	Eliminations	Total
(In millions)						
Operating revenues	$	3,653.7	$ —	$ —	$ —	$ 3,653.7
Fuel, purchased power and direct transmission expense		2,127.6	—	—	—	2,127.6
Other operation and maintenance		464.7	1.6	(3.2)	—	463.1
Depreciation and amortization		416.0	—	—	—	416.0
Taxes other than income		99.3	0.2	3.3	—	102.8
Operating income (loss)		546.1	(1.8)	(0.1)	—	544.2
Equity in earnings of unconsolidated affiliates		—	169.8	—	—	169.8
Gain on Enable/Energy Transfer transaction, net		—	344.4	—	—	344.4
Other income (expense)		7.7	(26.4)	(2.0)	(0.9)	(21.6)
Interest expense		152.0	—	7.2	(0.9)	158.3
Income tax expense (benefit)		41.8	101.0	(1.6)	—	141.2
Net income (loss)	$	360.0	$ 385.0	$ (7.7)	$ —	$ 737.3
Total assets	$	11,688.0	$ 786.6	$ 350.3	$ (218.5)	$ 12,606.4
Capital expenditures	$	778.5	$ —	$ —	$ —	$ 778.5

13. Commitments and Contingencies

Purchase Obligations and Commitments

The following table presents the Registrants' future purchase obligations and commitments estimated for the next five years.

(In millions)		2024		2025		2026		2027		2028		Total
Purchase obligations and commitments:												
Minimum purchase commitments	$	118.4	$	100.5	$	69.7	$	56.9	$	46.6	$	392.1
Estimated wind power purchase commitments		56.6		56.9		57.3		57.8		58.4		287.0
Capacity commitments		32.4		33.0		40.2		41.4		—		147.0
Long-term service agreement commitments		14.8		16.6		16.6		9.9		3.0		60.9
Generation capacity construction commitments		126.5		137.8		38.3		—		—		302.6
Total purchase obligations and commitments	$	348.7	$	344.8	$	222.1	$	166.0	$	108.0	$	1,189.6

OG&E Minimum Purchase Commitments

OG&E has coal contracts for purchases through December 31, 2025. OG&E may also purchase coal through spot purchases on an as-needed basis. As a participant in the SPP Integrated Marketplace, OG&E purchases its natural gas supply through short-term agreements. OG&E relies on a combination of natural gas base load agreements and call agreements, whereby OG&E has the right but not the obligation to purchase a defined quantity of natural gas, combined with day and intra-day purchases to meet the demands of the SPP Integrated Marketplace.

OG&E has natural gas transportation service contracts with Energy Transfer, ONEOK, Inc. and Southern Star, which grant these companies the responsibility of delivering natural gas to OG&E's generating facilities. The contracts with Energy Transfer end in December 2024 and December 2038; the contracts with ONEOK, Inc. end in December 2024 and August 2037; and the contract with Southern Star ends in December 2024.

OG&E Estimated Wind Power Purchase Commitments

The following table presents OG&E's wind purchased power contracts.

Company	Location	Original Term of Contract	Expiration of Contract	MWs
CPV Keenan	Woodward County, OK	20 years	2030	152.0
Edison Mission Energy	Dewey County, OK	20 years	2031	130.0
NextEra Energy	Blackwell, OK	20 years	2032	60.0

The following table presents a summary of OG&E's wind power purchases for the years ended December 31, 2023, 2022 and 2021.

Year Ended December 31 *(In millions)*	2023	2022	2021
CPV Keenan	$ 23.0	$ 25.8	$ 27.3
Edison Mission Energy	20.5	24.9	21.7
NextEra Energy	5.3	7.3	6.8
Total wind power purchased	$ 48.8	$ 58.0	$ 55.8

OG&E Capacity Commitments

In 2022, the SPP approved an increase in the planning reserve margin from 12 percent to 15 percent. Due to near-term generation requirements, in 2023, OG&E entered into short-term power purchase agreements to meet the additional capacity needs in each of the years between 2024 and 2027.

OG&E Long-Term Service Agreement Commitments

OG&E has a long-term parts and service maintenance contract for the upkeep of the McClain Plant. In May 2013, a new contract was signed that is expected to run for the earlier of 128,000 factored-fired hours or 4,800 factored-fired starts. Based on historical usage and current expectations for future usage, this contract is expected to run until 2035. The contract requires payments based on both a fixed and variable cost component, depending on how much the McClain Plant is used.

OG&E has a long-term parts and service maintenance contract for the upkeep of the Redbud Plant. In March 2013, the contract was amended to extend the contract coverage for an additional 24,000 factored-fired hours resulting in a maximum of the earlier of 144,000 factored-fired hours or 4,500 factored-fired starts. Based on historical usage and current expectations for future usage, this contract is expected to run until 2032. The contract requires payments based on both a fixed and variable cost component, depending on how much the Redbud Plant is used.

OG&E Generation Capacity Construction Commitments

OG&E has various generation capacity construction projects, such as plans to install two combustion turbines totaling 448 megawatts at its existing Horseshoe Lake generating facility. The new generating units are expected to be placed into service in late 2026.

Environmental Laws and Regulations

The activities of OG&E are subject to numerous stringent and complex federal, state and local laws and regulations governing environmental protection. These laws and regulations can change, restrict or otherwise impact the Registrants' business activities in many ways, including the handling or disposal of waste material, planning for future construction activities to avoid or mitigate harm to threatened or endangered species and requiring the installation and operation of emissions or pollution control equipment. Failure to comply with these laws and regulations could result in the assessment of administrative, civil and criminal penalties, the imposition of remedial requirements and the issuance of orders enjoining future operations. Management believes that all of the Registrants' operations are in substantial compliance with current federal, state and local environmental standards.

Environmental regulation can increase the cost of planning, design, initial installation and operation of OG&E's facilities. Management continues to evaluate its compliance with existing and proposed environmental legislation and regulations and implement appropriate environmental programs in a competitive market.

Other

In the normal course of business, the Registrants are confronted with issues or events that may result in a contingent liability. These generally relate to lawsuits or claims made by third parties, including governmental agencies. When appropriate, management consults with legal counsel and other experts to assess the claim. If, in management's opinion, the Registrants have incurred a probable loss as set forth by GAAP, an estimate is made of the loss, and the appropriate accounting entries are reflected in the financial statements. If the assessment indicates that a potential loss is not probable but reasonably possible, the nature of the contingent matter, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. At the present time, based on currently available information, the Registrants believe that any reasonably possible losses in excess of accrued amounts arising out of pending or threatened lawsuits or claims would not be quantitatively material to their financial statements and would not have a material adverse effect on their financial position, results of operations or cash flows.

In July 2023, OG&E was named, along with its contractor, as a defendant in a lawsuit filed by an apartment owner and its insurance companies seeking in excess of $60.0 million in damages related to a fire at an apartment building under construction in Oklahoma City. Several additional defendants have also been named. OG&E disputes the claims in the lawsuit and intends to vigorously defend this action. If OG&E was ultimately deemed liable for damages in connection with this incident, OG&E believes its existing insurance policies will cover its costs, in excess of a required retention (the amount of which is not material), to satisfy any liability it may have. Due to the uncertain and preliminary nature of this litigation, the outcome cannot be predicted, and OG&E is unable to provide a range of possible loss in this matter.

14. Rate Matters and Regulation

Regulation and Rates

OG&E's retail electric tariffs are regulated by the OCC in Oklahoma and by the APSC in Arkansas. The issuance of certain securities by OG&E is also regulated by the OCC and the APSC. OG&E's transmission activities, short-term borrowing authorization and accounting practices are subject to the jurisdiction of the FERC. The Secretary of the U.S. Department of Energy has jurisdiction over some of OG&E's facilities and operations. In 2023, 86 percent of OG&E's electric revenue was subject to the jurisdiction of the OCC, eight percent to the APSC and six percent to the FERC.

The OCC and the APSC require that, among other things, (i) OGE Energy permits the OCC and the APSC access to the books and records of OGE Energy and its affiliates relating to transactions with OG&E; (ii) OGE Energy employ accounting and other procedures and controls to protect against subsidization of non-utility activities by OG&E's customers; and (iii) OGE Energy refrain from pledging OG&E assets or income for affiliate transactions. In addition, the FERC has access to the books and records of OGE Energy and its affiliates as the FERC deems relevant to costs incurred by OG&E or necessary or appropriate for the protection of utility customers with respect to the FERC jurisdictional rates.

Completed Regulatory Matters

APSC Proceedings

Arkansas 2022 Formula Rate Plan Filing

In October 2022, OG&E filed its fifth evaluation report under its Formula Rate Plan, and on February 1, 2023, OG&E and the APSC Staff filed a non-unanimous joint settlement agreement, which included an annual electric revenue increase of $9.6 million. The Arkansas Attorney General and the Arkansas Valley Electric Consumers agreed not to oppose the settlement. On March 2, 2023, the APSC issued a final order approving the non-unanimous settlement agreement, and new rates became effective April 1, 2023.

Horseshoe Lake Modernization Plan

On July 12, 2023, OG&E filed an application at the APSC seeking authorization to commence construction of two combustion turbines totaling 448 megawatts at its existing Horseshoe Lake generating facility. The Horseshoe Lake project is expected to cost approximately $331 million, excluding financing costs and property taxes, and the new generating units are expected to be placed into service in late 2026. Arkansas law requires a public utility to seek approval from the APSC to commence construction of a power-generating facility located outside the boundaries of the state of Arkansas. The APSC Staff filed direct testimony on September 15, 2023 recommending that the APSC grant OG&E approval to construct the combustion turbines, subject to a prudence review in a future proceeding. On October 16, 2023, the APSC issued an order which states that OG&E has complied with applicable Arkansas law and may commence construction of the Horseshoe Lake generating facility.

OCC Proceedings

2021 Oklahoma Fuel Prudency

On July 1, 2022, the OCC Public Utility Division Staff filed their application initiating the review of the 2021 fuel adjustment clause and prudence review. On February 21, 2023, a Joint Stipulation and Settlement Agreement was filed, and the OCC approved the Settlement Agreement on April 20, 2023. The Settlement Agreement provides that: (i) OG&E's practices, policies and judgment for fuel procurement during 2021 were prudent; (ii) OG&E's power purchase costs and expenses, monthly fuel filings and processes and fuel-related investments and decisions for 2021 were fair, just and reasonable and (iii) OG&E exercised prudent judgment pertaining to all such matters and that the electric generation, purchased power and fuel procurement expenses were prudently incurred. Further, the stipulating parties agreed to certain revisions of the fuel clause adjustment tariff, including a revised semi-annual fuel clause adjustment factor redetermination process which will be subject to the OCC Public Utility Division approval or denial. Pursuant to the Settlement Agreement, OG&E submitted new fuel factors to the OCC on October 10, 2023 and met with stakeholders on October 12, 2023. This adjustment was estimated to result in an average monthly residential bill decrease of approximately $21 beginning November 1, 2023.

Horseshoe Lake Modernization Plan

On May 31, 2023, OG&E filed an application at the OCC seeking approval for the cost associated with the purchase and installation of two combustion turbines totaling 448 megawatts at its existing Horseshoe Lake generating facility. The Horseshoe Lake project is expected to cost approximately $331 million, excluding financing costs and property taxes, and the new generating units are expected to be placed into service in late 2026. On November 21, 2023, the OCC approved a non-unanimous, non-contested Joint Stipulation and Settlement Agreement that was entered into by OG&E and certain intervenors, which allows for recovery of the jurisdictional portion of expenses up to $275 million, plus financing costs and property taxes, related to this project through a recovery mechanism when the new generating units are placed into service. In accordance with the settlement agreement, OG&E is required to file a general rate review to include the new generating units in base rates no later than one year after the implementation of the recovery mechanism.

SPP Proceedings

Planning Reserve Margin

On July 26, 2022, the SPP Board of Directors approved a planning reserve margin increase from 12 percent to 15 percent that each load serving entity, such as OG&E, must maintain. This change was effective for the summer of 2023. OG&E secured short-term bilateral contracts for the capacity needed to satisfy the 2023 requirements brought about by the increase to the SPP's planning reserve margin.

Pending Regulatory Matters

Various proceedings pending before state or federal regulatory agencies are described below. Unless stated otherwise, the Registrants cannot predict when the regulatory agency will act or what action the regulatory agency will take. The Registrants' financial results are dependent in part on timely and constructive decisions by the regulatory agencies that set OG&E's rates.

APSC Proceedings

2023 Formula Rate Plan Filing

On October 2, 2023, OG&E filed its final evaluation report under its Formula Rate Plan, including a request to increase its Arkansas retail revenues by $4.7 million. On December 28, 2023, the APSC Staff filed testimony recommending an annual electric revenue increase of $3.5 million. No other party filed testimony responsive to OG&E's proposed rate adjustment. On January 30, 2024, OG&E and the APSC Staff filed an uncontested joint settlement agreement, which included an annual electric revenue increase of $3.5 million. The APSC is expected to issue a final order in this matter in March 2024, with new rates to be effective April 1, 2024.

Capacity Power Purchase Agreement Cost Recovery

On October 4, 2023, OG&E filed an application at the APSC seeking approval of a methodology for recovery of capacity costs associated with short-term power purchase agreements entered into to meet capacity needs in each of the years between 2023 and 2027. On December 29, 2023, the Administrative Law Judge issued an order authorizing OG&E to defer to a regulatory asset its capacity costs associated with short-term power purchase agreements for 2023, along with a carrying charge at the commission-approved customer deposit interest rate. The order requires OG&E and the parties to the case to develop a procedural schedule to address treatment for any expenses beyond the calendar year 2023.

FERC Proceedings

Order for Sponsored Transmission Upgrades within SPP

Under Attachment Z2 of the SPP Open Access Transmission Tariff, costs of participant-funded, or "sponsored," transmission upgrades may be recovered from other SPP customers whose transmission service depends on capacity enabled by the upgrade. The SPP Tariff required the SPP to charge for these upgrades beginning in 2008, but the SPP did not begin charging its customers for these upgrades until 2016 due to information system limitations. At that time, the SPP sought a waiver of a time limitation in its tariff that otherwise would have prevented it from waiting until 2016 to bill for the 2008 through 2015 period. The FERC granted the waiver, and the SPP then billed OG&E as a user for these Z2 charges while simultaneously crediting OG&E as a sponsor of Z2 transmission upgrades, resulting in OG&E being a net recipient of sponsored upgrade credits. The majority of these net credits were refunded to customers through OG&E's various rate riders that include SPP activity with the remaining amounts retained by OG&E.

Several companies that were net payers of Z2 charges sought rehearing of the FERC's 2016 order approving the waiver and then appealed it. While that appeal was pending, the FERC obtained a remand and then reversed itself and ruled that the SPP tariff provision that prohibited the 2008 through 2015 charges could not be waived. It ordered the SPP to develop a plan to refund the payments but not to implement the refunds until further ordered to do so. In response, in April 2019, OG&E filed a request for rehearing at the FERC.

The next month, it also filed a Complaint at the FERC against the SPP contending that the SPP and not OG&E should bear the cost of any refunds resulting from the SPP's tariff violation and that SPP's actions also violated its contracts with OG&E. In February 2020, the FERC denied OG&E's request for rehearing but did not consider SPP's refund plan. No date for payment of refunds was established. In August 2021, the U.S. Court of Appeals for the District of Columbia Circuit denied OG&E's petition for review of the FERC's order denying the waiver and requiring refunds. After denying rehearing of its ruling, the court of appeals returned the matter in November 2021 to the FERC for further proceedings in accordance with its opinion. The FERC has not acted on that remand.

If the FERC proceeds to order refunds in full, OG&E estimates it would be required to refund $13.0 million, which is net of amounts paid to other utilities for upgrades and would be subject to interest at the FERC-approved rate. The SPP has stated in filings with the FERC both before and after the court of appeals decision that there are considerable complexities in implementing the refunds that will have to be resolved before they can be paid. Payment of refunds would shift recovery of these upgrade credits to future periods. The SPP filed a report on January 4, 2022 confirming that administering refunds would be complex and could take years unless the SPP is allowed to make certain simplifying assumptions. The SPP also urged that all pending complaint proceedings, including OG&E's complaint and three similar complaints against the SPP, be resolved before any refund process is ordered to begin. OG&E and other parties filed responses to the SPP report, and the matter remains pending at the FERC. Of the $13.0 million, the Registrants would be impacted by $5.0 million in expense that initially benefited the Registrants in 2016, and OG&E customers would incur a net impact of $8.0 million in expense through rider mechanisms or the FERC formula rate. As of December 31, 2023, the Registrants' reserve remains at $13.0 million plus estimated interest for a potential refund.

In November 2022, the FERC issued an order denying OG&E's complaint against the SPP. It also issued orders granting the other three complaints against the SPP in part but awarded no relief. All four complainants timely sought rehearing of these orders. On June 27, 2023, the FERC made final its orders granting in part complaints filed against the SPP by OG&E and three other project sponsors (or groups thereof) on claims arising from the SPP's failure to implement Attachment Z2 so that project sponsors could be paid as required under the tariff, but awarding no relief. OG&E and the other complainants have appealed to the U.S. Court of Appeals for the Eighth Circuit, where the matter has been briefed and is awaiting the scheduling of oral argument. It will likely be decided by the summer of 2024.

In June 2020, the FERC approved, effective July 1, 2020, an SPP proposal to eliminate Attachment Z2 revenue crediting and replace it with a different rate mechanism that would provide project sponsors, such as OG&E, the same level of recovery. This elimination of the Attachment Z2 revenue crediting would only prospectively impact OG&E and its recovery of any future upgrade costs that it may incur as a project sponsor subsequent to July 2020. All of the existing projects that are eligible to receive revenue credits under Attachment Z2 will remain eligible, which includes the $13.0 million that is at issue in the remand from OG&E's appeal and in OG&E's complaint proceeding.

OCC Proceedings

Oklahoma Retail Electric Supplier Certified Territory Act Causes

As previously disclosed, several rural electric cooperative electricity suppliers filed complaints with the OCC alleging that OG&E, because it was providing service to large loads in another supplier's territory, had violated the Oklahoma Retail Electric Supplier Certified Territory Act. OG&E believes it is lawfully serving customers under specific exemptions under this act that allow it to serve customers having a load of one megawatt or greater. There were five complaint cases initiated at the OCC, and the OCC issued decisions on each of them. The OCC ruled in favor of the electric cooperatives in three of those cases under statutory interpretation and ruled in favor of OG&E in two of those cases under injunctive theory. All five of those cases were appealed to the Oklahoma Supreme Court.

On April 4, 2023, the Oklahoma Supreme Court issued its opinion which vacated the OCC's injunctions with respect to four of the cases and held that the Oklahoma Retail Electric Supplier Certified Territory Act does not limit the mechanism by which OG&E may provide service to large loads in another supplier's territory pursuant to the one megawatt exception. The one pending legal issue left for the Oklahoma Supreme Court to resolve is a statutory interpretation on how a supplier calculates "connected load for initial full operation" for purposes of the exemption under the act. If the Oklahoma Supreme Court ultimately were to find that the customers being served in this single case are not exempted from the Oklahoma Retail Electric Supplier Certified Territory Act, OG&E would have to evaluate the recoverability of some plant investments made to serve these customers and may also be required to reimburse the certified territory supplier in this case for an amount of lost revenue. Such amounts would not be expected to be material to the Registrants' results of operations.

2022 Oklahoma Fuel Prudency

On June 29, 2023, the Public Utility Division Staff filed their application initiating the review of the 2022 fuel adjustment clause and prudence review. OG&E filed its minimum filing requirements and supporting testimony on August 29, 2023. The OCC Staff filed testimony on January 19, 2024 recommending that the OCC find OG&E's 2022 fuel costs prudent.

2023 Oklahoma General Rate Review

On December 29, 2023, OG&E filed a general rate review in Oklahoma seeking a rate increase of $332.5 million and a 10.5 percent return on equity based on a common equity percentage of 53.50 percent. The rate review seeks recovery of $1.3 billion of net capital investment since the last general rate review. A hearing on the merits is scheduled for June 17, 2024.

SPP Proceedings

Resource Capacity Accreditation

In July 2022, the SPP Board of Directors approved a new unit accreditation methodology for conventional generation which requires submittal to and approval from the FERC prior to becoming effective. On March 2, 2023, the FERC rejected the SPP's proposed capacity accreditation methodology for wind and solar generators. Following the FERC's rejection, the SPP began an extensive review of both the methodology proposed for thermal resources which had not yet been submitted to the FERC, and the accreditation methodology for wind and solar generators. These methodologies were reviewed and approved by both the Regional State Committee and the SPP Board of Directors in late October 2023 and will be submitted to the FERC for approval. If approved by the FERC, both methodologies are expected to be effective in 2026 and may contribute to OG&E's incremental capacity needs.

To the Stockholders and the Board of Directors of OGE Energy Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of OGE Energy Corp. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 20, 2024, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Regulatory Assets and Liabilities

Description of the Matter

As discussed in Note 1 to the consolidated financial statements, the Company conducts its electric utility operations through Oklahoma Gas & Electric Company (OG&E). OG&E is a regulated utility subject to accounting principles for rate-regulated activities. As such, certain incurred costs that would otherwise be charged to expense are deferred as regulatory assets, based on the expected recovery from customers in future rates. Likewise, certain actual or anticipated credits that would otherwise reduce expense are deferred as regulatory liabilities, based on the expected refund to customers in future rates. OG&E records items as regulatory assets or liabilities if, based on regulatory orders or other available evidence, it is probable that the costs or obligations will be included in amounts allowable for recovery or refund in future rates.

Auditing regulatory assets and liabilities is complex as it requires specialized knowledge of rate-regulated activities and judgments as to matters that could affect the recording or updating of regulatory assets and liabilities.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company's accounting for regulatory assets and liabilities, including, among others, controls over management's assessment of the likelihood of approval by regulators for any new matters and controls over the evaluation of filings with regulatory bodies on existing regulatory assets and liabilities, including factors that may affect the timing or nature of recoverability.

We performed audit procedures that included, among others, reviewing evidence of correspondence with regulatory bodies to test that the Company appropriately evaluated information obtained from regulatory rulings. For example, we assessed the recoverability, considering information obtained from regulatory rulings, of various regulatory assets. In addition, we tested that amortization of regulatory assets and liabilities corresponded to relevant regulatory rulings. For example, we tested whether the regulatory assets and liabilities were appropriately amortized through the Company's rates charged to customers based on rulings from regulatory bodies.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2002.

Oklahoma City, Oklahoma

February 20, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of Oklahoma Gas and Electric Company

Opinion on the Financial Statements

We have audited the accompanying balance sheets and statements of capitalization of Oklahoma Gas and Electric Company (the Company) as of December 31, 2023 and 2022, the related statements of income and comprehensive income, changes in stockholder's equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 20, 2024, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Regulatory Assets and Liabilities

Description of the Matter

As discussed in Note 1 to the financial statements, OG&E is a regulated utility subject to accounting principles for rate-regulated activities. As such, certain incurred costs that would otherwise be charged to expense are deferred as regulatory assets, based on the expected recovery from customers in future rates. Likewise, certain actual or anticipated credits that would otherwise reduce expense are deferred as regulatory liabilities, based on the expected refund to customers in future rates. OG&E records items as regulatory assets or liabilities if, based on regulatory orders or other available evidence, it is probable that the costs or obligations will be included in amounts allowable for recovery or refund in future rates.

Auditing regulatory assets and liabilities is complex as it requires specialized knowledge of rate-regulated activities and judgments as to matters that could affect the recording or updating of regulatory assets and liabilities.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company's accounting for regulatory assets and liabilities, including, among others, controls over management's assessment of the likelihood of approval by regulators for any new matters and controls over the evaluation of filings with regulatory bodies on existing regulatory assets and liabilities, including factors that may affect the timing or nature of recoverability.

We performed audit procedures that included, among others, reviewing evidence of correspondence with regulatory bodies to test that the Company appropriately evaluated information obtained from regulatory rulings. For example, we assessed the recoverability, considering information obtained from regulatory rulings, of various regulatory assets. In addition, we tested that amortization of regulatory assets and liabilities corresponded to relevant regulatory rulings. For example, we tested whether the regulatory assets and liabilities were appropriately amortized through the Company's rates charged to customers based on rulings from regulatory bodies.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2002.

Oklahoma City, Oklahoma

February 20, 2024

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

The Registrants maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Registrants in reports that they file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. In addition, the disclosure controls and procedures ensure that information required to be disclosed is accumulated and communicated to management, including the chief executive officer and chief financial officer, allowing timely decisions regarding required disclosure. As of the end of the period covered by this report, based on an evaluation carried out under the supervision and with the participation of the Registrants' management, including the chief executive officer and chief financial officer, of the effectiveness of the Registrants' disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934), the chief executive officer and chief financial officer have concluded that the Registrants' disclosure controls and procedures are effective.

No change in the Registrants' internal control over financial reporting has occurred during the most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrants' internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934).

Management's Report on Internal Control Over Financial Reporting

The management of the Registrants is responsible for establishing and maintaining adequate internal control over financial reporting. The Registrants' internal control systems were designed to provide reasonable assurance to management and OGE Energy's Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Registrants' management assessed the effectiveness of their internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on our assessment, we believe that, as of December 31, 2023, the Registrants' internal control over financial reporting is effective based on those criteria.

The Registrants' independent auditors have issued an attestation report on the Registrants' internal control over financial reporting. This report appears on the following page.

/s/ Sean Trauschke	/s/ Sarah R. Stafford
Sean Trauschke, Chairman of the Board, President and Chief Executive Officer	Sarah R. Stafford, Controller and Chief Accounting Officer

/s/ W. Bryan Buckler	
W. Bryan Buckler Chief Financial Officer	

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of OGE Energy Corp.

Opinion on Internal Control Over Financial Reporting

We have audited OGE Energy Corp.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, OGE Energy Corp. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets and consolidated statements of capitalization of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a) and our report dated February 20, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Oklahoma City, Oklahoma

February 20, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of Oklahoma Gas and Electric Company

Opinion on Internal Control Over Financial Reporting

We have audited Oklahoma Gas and Electric Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Oklahoma Gas and Electric Company (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the balance sheets and statements of capitalization of the Company as of December 31, 2023 and 2022, the related statements of income and comprehensive income, changes in stockholder's equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a) and our report dated February 20, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Oklahoma City, Oklahoma

February 20, 2024

Item 9B. Other Information.

During the three months ended December 31, 2023, no director or officer of the Registrants adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Code of Ethics Policy

OGE Energy maintains a code of ethics for our chief executive officer and senior financial officers, including the chief financial officer and chief accounting officer, which is available for public viewing on OGE Energy's website at www.oge.com/governance. The code of ethics will be provided, free of charge, upon request. OGE Energy intends to satisfy the disclosure requirements under Section 5, Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the code of ethics by posting such information on its website at the location specified above. OGE Energy will also include in its proxy statement information regarding the Audit Committee financial experts.

OGE Energy. Information regarding OGE Energy's executive officers is set forth in "Part I, Item 1. Business - Information About the Registrants' Executive Officers." As permitted by General Instruction G of Form 10-K, the information required by Item 10, other than information regarding the executive officers and the Code of Ethics, will be set forth in OGE Energy's definitive proxy statement for the 2024 Annual Meeting of Shareholders, which is expected to be filed with the Securities and Exchange Commission on or about April 1, 2024. Such proxy statement is incorporated herein by reference.

OG&E. Under the reduced disclosure format permitted by General Instruction I(2)(c) of Form 10-K, the information otherwise required by Item 10 for OG&E has been omitted.

Item 11. Executive Compensation

OGE Energy. As permitted by General Instruction G of Form 10-K, the information required by Item 11 will be set forth in OGE Energy's definitive proxy statement for the 2024 Annual Meeting of Shareholders, which is expected to be filed with the Securities and Exchange Commission on or about April 1, 2024. Such proxy statement is incorporated herein by reference.

OG&E. Under the reduced disclosure format permitted by General Instruction I(2)(c) of Form 10-K, the information otherwise required by Item 11 for OG&E has been omitted.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

OGE Energy. As permitted by General Instruction G of Form 10-K, the information required by Item 12 will be set forth in OGE Energy's definitive proxy statement for the 2024 Annual Meeting of Shareholders, which is expected to be filed with the Securities and Exchange Commission on or about April 1, 2024. Such proxy statement is incorporated herein by reference.

OG&E. Under the reduced disclosure format permitted by General Instruction I(2)(c) of Form 10-K, the information otherwise required by Item 12 for OG&E has been omitted.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

OGE Energy. As permitted by General Instruction G of Form 10-K, the information required by Item 13 will be set forth in OGE Energy's definitive proxy statement for the 2024 Annual Meeting of Shareholders, which is expected to be filed with the Securities and Exchange Commission on or about April 1, 2024. Such proxy statement is incorporated herein by reference.

OG&E. Under the reduced disclosure format permitted by General Instruction I(2)(c) of Form 10-K, the information otherwise required by Item 13 for OG&E has been omitted.

Item 14. Principal Accountant Fees and Services.

The following discussion relates to the audit fees paid by OGE Energy to its principal independent accountants for the services provided to OGE Energy and its subsidiaries, including OG&E.

Fees for Principal Independent Accountants

Year Ended December 31		**2023**		2022
Integrated audit of OGE Energy and its subsidiaries financial statements and internal control over financial reporting	$	**1,404,500**	$	1,232,000
Services in support of debt and stock offerings		**62,000**		59,000
Other (A)		**430,375**		447,500
Total audit fees (B)		**1,896,875**		1,738,500
Employee benefit plan audits		**144,000**		138,000
Other compliance services		**79,530**		—
Total audit-related fees		**223,530**		138,000
Assistance with examinations and other return issues		**229,383**		219,892
Review of federal and state tax returns		**54,400**		34,000
Total tax preparation and compliance fees		**283,783**		253,892
Total tax fees		**283,783**		253,892
Total fees	$	**2,404,188**	$	2,130,392

(A) Includes reviews of the financial statements included in the Registrants' Quarterly Reports on Form 10-Q, audits of OGE Energy's subsidiaries, preparation for Audit Committee meetings, agreed-upon procedures and fees for consulting with the Registrants' executives regarding accounting issues.

(B) The aggregate audit fees include fees billed for the audit of the Registrants' annual financial statements and for the reviews of the financial statements included in the Registrants' Quarterly Reports on Form 10-Q. For 2023, this amount includes estimated billings for the completion of the 2023 audit, which services were rendered after year-end.

All Other Fees

There were no other fees billed by the principal independent accountants to OGE Energy in 2023 and 2022 for other services.

Audit Committee Pre-Approval Procedures

Rules adopted by the Securities and Exchange Commission in order to implement requirements of the Sarbanes-Oxley Act of 2002 require public company audit committees to pre-approve audit and non-audit services. OGE Energy's Audit Committee follows procedures pursuant to which audit, audit-related and tax services, and all permissible non-audit services are pre-approved by category of service. The fees are budgeted, and actual fees versus the budget are monitored throughout the year. During the year, circumstances may arise when it may become necessary to engage the principal independent accountants for additional services not contemplated in the original pre-approval. In those instances, OGE Energy will obtain the specific pre-approval of the Audit Committee before engaging the principal independent accountants. The procedures require the Audit Committee to be informed of each service, and the procedures do not include any delegation of the Audit Committee's responsibilities to management. The Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated will report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

For 2023, 100 percent of the audit fees, audit-related fees and tax fees were pre-approved by the Audit Committee or the Chairman of the Audit Committee pursuant to delegated authority.

PART IV

Item 15. Exhibit and Financial Statement Schedules.

(a) 1. Financial Statements

(i)   The following financial statements are included in Part II, Item 8 of this Annual Report:

OGE Energy

- Consolidated Statements of Income for the years ended December 31, 2023, 2022 and 2021
- Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022 and 2021
- Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021
- Consolidated Balance Sheets at December 31, 2023 and 2022
- Consolidated Statements of Capitalization at December 31, 2023 and 2022
- Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2023, 2022 and 2021
- Notes to Consolidated Financial Statements
- Report of Independent Registered Public Accounting Firm (Audit of Financial Statements)
- Management's Report on Internal Control Over Financial Reporting
- Report of Independent Registered Public Accounting Firm (Audit of Internal Control over Financial Reporting)

OG&E

- Statements of Income for the years ended December 31, 2023, 2022 and 2021
- Statements of Comprehensive Income for the years ended December 31, 2023, 2022 and 2021
- Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021
- Balance Sheets at December 31, 2023 and 2022
- Statements of Capitalization at December 31, 2023 and 2022
- Statements of Changes in Stockholder's Equity for the years ended December 31, 2023, 2022 and 2021
- Notes to Financial Statements
- Report of Independent Registered Public Accounting Firm (Audit of Financial Statements)
- Management's Report on Internal Control Over Financial Reporting
- Report of Independent Registered Public Accounting Firm (Audit of Internal Control over Financial Reporting)

The reports of the Registrants' independent registered public accounting firm (PCAOB ID:42) with respect to the above-referenced financial statements and their reports on internal control over financial reporting are included in Item 8 and Item 9A of this Form 10-K. Their consents for each Registrant appear as Exhibit 23.01 and Exhibit 23.02 of this Form 10-K.

2. Financial Statement Schedule (included in Part IV)

- Schedule II - Valuation and Qualifying Accounts

All other schedules have been omitted since the required information is not applicable or is not material, or because the information required is included in the respective financial statements or notes thereto.

3. Exhibits

Exhibit No.	Description	OGE Energy	OG&E
3.01	Copy of Restated OGE Energy Corp. Certificate of Incorporation. (Filed as Exhibit 3.01 to OGE Energy's Form 10-Q for the quarter ended June 30, 2013 (File No. 1-12579) and incorporated by reference herein).	X	
3.02	Copy of Amended OGE Energy Corp. By-laws dated February 22, 2017. (Filed as Exhibit 3.01 to OGE Energy's Form 8-K filed February 23, 2017 (File No. 1-12579) and incorporated by reference herein).	X	
3.03	Copy of Restated Oklahoma Gas and Electric Company Certificate of Incorporation. (Filed as Exhibit 3.01 to OG&E's Form 8-K filed May 19, 2011 (File No. 1-1097) and incorporated by reference herein).		X
3.04	Copy of Amended Oklahoma Gas and Electric Company By-laws dated November 30, 2015. (Filed as Exhibit 3.02 to OGE Energy's Form 8-K filed November 30, 2015 (File No. 1-12579) and incorporated by reference herein).		X
4.01	Trust Indenture dated October 1, 1995, from OG&E to Boatmen's First National Bank of Oklahoma, Trustee. (Filed as Exhibit 4.02 to OG&E's Form 8-K filed October 24, 1995 and incorporated by reference herein).	X	X
4.02	Supplemental Indenture No. 2, dated as of July 1, 1997, being a supplemental instrument to Exhibit 4.01 hereto. (Filed as Exhibit 4.01 to OG&E's Form 8-K filed July 17, 1997 (File No. 33-1532) and incorporated by reference herein).	X	X
4.03	Supplemental Indenture No. 3, dated as of April 1, 1998, being a supplemental instrument to Exhibit 4.01 hereto. (Filed as Exhibit 4.01 to OG&E's Form 8-K filed April 16, 1998 (File No. 33-1532) and incorporated by reference herein).	X	X
4.04	Supplemental Indenture No. 5 dated as of October 24, 2001, being a supplemental instrument to Exhibit 4.01 hereto. (Filed as Exhibit 4.06 to OG&E's Registration Statement No. 333-104615 and incorporated by reference herein).	X	X
4.05	Supplemental Indenture No. 6 dated as of August 1, 2004, being a supplemental instrument to Exhibit 4.01 hereto. (Filed as Exhibit 4.02 to OG&E's Form 8-K filed August 6, 2004 (File No 1-1097) and incorporated by reference herein).	X	X
4.06	Supplemental Indenture No. 7 dated as of January 1, 2006, being a supplemental instrument to Exhibit 4.01 hereto. (Filed as Exhibit 4.02 to OG&E's Form 8-K filed January 6, 2006 (File No. 1-1097) and incorporated by reference herein).	X	X
4.07	Supplemental Indenture No. 8 dated as of January 15, 2008, being a supplemental instrument to Exhibit 4.01 hereto. (Filed as Exhibit 4.01 to OG&E's Form 8-K filed January 31, 2008 (File No. 1-1097) and incorporated by reference herein).	X	X
4.08	Supplemental Indenture No. 9 dated as of September 1, 2008, being a supplemental instrument to Exhibit 4.01 hereto. (Filed as Exhibit 4.01 to OG&E's Form 8-K filed September 9, 2008 (File No. 1-1097) and incorporated by reference herein).	X	X
4.09	Supplemental Indenture No. 10 dated as of December 1, 2008, being a supplemental instrument to Exhibit 4.01 hereto. (Filed as Exhibit 4.01 to OG&E's Form 8-K filed December 11, 2008 (File No. 1-1097) and incorporated by reference herein).	X	X
4.10	Supplemental Indenture No. 11 dated as of June 1, 2010, being a supplemental instrument to Exhibit 4.01 hereto. (Filed as Exhibit 4.01 to OG&E's Form 8-K filed June 8, 2010 (File No. 1-1097) and incorporated by reference herein).	X	X
4.11	Supplemental Indenture No. 12 dated as of May 15, 2011, being a supplemental instrument to Exhibit 4.01 hereto. (Filed as Exhibit 4.01 to OG&E's Form 8-K filed May 27, 2011 (File No. 1-1097) and incorporated by reference herein).	X	X
4.12	Supplemental Indenture No. 13 dated as of May 1, 2013, being a supplemental instrument to Exhibit 4.01 hereto. (Filed as Exhibit 4.01 to OG&E's Form 8-K filed May 13, 2013 (File No. 1-1097) and incorporated by reference herein).	X	X
4.13	Supplemental Indenture No. 14 dated as of March 15, 2014, being a supplemental instrument to Exhibit 4.01 hereto. (Filed as Exhibit 4.01 to OG&E's Form 8-K filed March 25, 2014 (File No. 1-1097) and incorporated by reference herein).	X	X

4.14	Supplemental Indenture No. 15 dated as of December 1, 2014, being a supplemental instrument to Exhibit 4.01 hereto. (Filed as Exhibit 4.01 to OG&E's Form 8-K filed December 11, 2014 (File No. 1-1097) and incorporated by reference herein).	X	X
4.15	Supplemental Indenture No. 16 dated as of March 15, 2017, being a supplemental instrument to Exhibit 4.01 hereto. (Filed as Exhibit 4.01 to OG&E's Form 8-K filed March 31, 2017 (File No. 1-1097) and incorporated by reference herein).	X	X
4.16	Supplemental Indenture No. 17 dated as of August 1, 2017, being a supplemental instrument to Exhibit 4.01 hereto. (Filed as Exhibit 4.01 to OG&E's Form 8-K filed August 11, 2017 (File No. 1-1097) and incorporated by reference herein).	X	X
4.17	Supplemental Indenture No. 18 dated as of April 26, 2018, being a supplemental instrument to Exhibit 4.01 hereto. (Filed as Exhibit 4.21 to OG&E's Registration Statement on Form S-3ASR filed May 18, 2018 (File No. 333-225030-01) and incorporated by reference herein).	X	X
4.18	Supplemental Indenture No. 19 dated as of August 15, 2018, being a supplemental instrument to Exhibit 4.01 hereto. (Filed as Exhibit 4.01 to OG&E's Form 8-K filed August 17, 2018 (File No. 1-1097) and incorporated by reference herein).	X	X
4.19	Supplemental Indenture No. 20 dated as of June 1, 2019, being a supplemental instrument to Exhibit 4.01 hereto. (Filed as Exhibit 4.01 to OG&E's Form 8-K filed June 7, 2019 (File No. 1-1097) and incorporated by reference herein).	X	X
4.20	Supplemental Indenture No. 21 dated as of April 1, 2020, being a supplemental instrument to Exhibit 4.01 hereto. (Filed as Exhibit 4.01 to OG&E's Form 8-K filed April 1, 2020 (File No. 1-1097) and incorporated by reference herein).	X	X
4.21	Supplemental Indenture No. 22 dated as of May 27, 2021, being a supplemental instrument to Exhibit 4.01 hereto. (Filed as Exhibit 4.02 to OG&E's Form 8-K filed May 27, 2021 (File No. 1-1097) and incorporated by reference herein).	X	X
4.22	Supplemental Indenture No. 23 dated as of January 5, 2023, being a supplemental instrument to Exhibit 4.01 hereto. (Filed as Exhibit 4.01 to OG&E's Form 8-K filed January 5, 2023 (File No. 1-1097) and incorporated by reference herein).	X	X
4.23	Supplemental Indenture No. 24 dated as of April 3, 2023, being a supplemental instrument to Exhibit 4.01 hereto. (Filed as Exhibit 4.01 to OG&E's Form 8-K filed April 3, 2023 (File No. 1-1097) and incorporated by reference herein).	X	X
4.24	Indenture dated as of November 1, 2004 between OGE Energy Corp. and UMB Bank, N.A., as trustee. (Filed as Exhibit 4.01 to OGE Energy's Form 8-K filed November 12, 2004 (File No. 1-12579) and incorporated by reference herein).	X	
4.25	Supplemental Indenture No. 2 dated as of November 24, 2014 between OGE Energy and UMB Bank, N.A, as trustee, creating the Senior Notes. (Filed as Exhibit 4.01 to OGE Energy's Form 8-K filed November 24, 2014 (File No. 1-12579) and incorporated by reference herein).	X	
4.26	Supplemental Indenture No. 3 dated as of April 26, 2018, being a supplemental instrument to Exhibit 4.22 hereto. (Filed as Exhibit 4.04 to OGE Energy's Registration Statement on Form S-3ASR filed May 18, 2018 (File No. 333-225030) and incorporated by reference herein).	X	
4.27	Supplemental Indenture No. 4 dated as of May 27, 2021, being a supplemental instrument to Exhibit 4.22 hereto. (Filed as Exhibit 4.01 to OGE Energy's Form 8-K filed May 27, 2021 (File No. 1-12579) and incorporated by reference herein).	X	
4.28+	Description of Capital Stock.	X	
10.01	Amended and Restated Facility Operating Agreement for the McClain Generating Facility dated as of July 9, 2004 between OG&E and the Oklahoma Municipal Power Authority. (Filed as Exhibit 10.03 to OGE Energy's Form 10-Q for the quarter ended June 30, 2004 (File No. 1-12579) and incorporated by reference herein).	X	X
10.02	Amended and Restated Ownership and Operation Agreement for the McClain Generating Facility dated as of July 9, 2004 between OG&E and the Oklahoma Municipal Power Authority. (Filed as Exhibit 10.04 to OGE Energy's Form 10-Q for the quarter ended June 30, 2004 (File No. 1-12579) and incorporated by reference herein).	X	X
10.03	Operating and Maintenance Agreement for the Transmission Assets of the McClain Generating Facility dated as of August 25, 2003 between OG&E and the Oklahoma	X	X

	Municipal Power Authority. (Filed as Exhibit 10.05 to OGE Energy's Form 10-Q for the quarter ended June 30, 2004 (File No. 1-12579) and incorporated by reference herein).		
10.04*	Form of Split Dollar Agreement. (Filed as Exhibit 10.32 to OGE Energy's Form 10-K for the year ended December 31, 2004 (File No. 1-12579) and incorporated by reference herein).	X	X
10.05*	OGE Energy Supplemental Executive Retirement Plan, as amended and restated. (Filed as Exhibit 10.01 to OGE Energy's Form 10-Q for the quarter ended September 30, 2019 (File No. 1-12579) and incorporated by reference herein).	X	X
10.06*	Amendment No. 1 to the OGE Energy Corp. Supplemental Executive Retirement Plan. (Filed as Exhibit 10.01 to OGE Energy's Form 10-Q for the quarter ended June 30, 2021 (File No. 1-12579) and incorporated by reference herein).	X	X
10.07*	OGE Energy Restoration of Retirement Income Plan, as amended and restated. (Filed as Exhibit 10.04 to OGE Energy's Form 10-Q for the quarter ended March 31, 2008 (File No. 1-12579) and incorporated by reference herein).	X	X
10.08*	Amendment No. 1 to OGE Energy's Restoration of Retirement Income Plan. (Filed as Exhibit 10.40 to OGE Energy's Form 10-K for the year ended December 31, 2009 (File No. 1-12579) and incorporated by reference herein).	X	X
10.09*	Form of Employment Agreement for all existing and future officers of OGE Energy relating to change of control. (Filed as Exhibit 10.28 to OGE Energy's Form 10-K for the year ended December 31, 2011 (File No. 1-12579) and incorporated by reference herein).	X	X
10.10*+	OGE Energy's Director Compensation.	X	X
10.11*+	OGE Energy's Executive Officer Compensation.	X	X
10.12*	OGE Energy's 2013 Stock Incentive Plan. (Filed as Annex B to OGE Energy's Proxy Statement for the 2013 Annual Meeting of Shareowners (File No. 1-12579) and incorporated by reference herein).	X	X
10.13*	OGE Energy's 2022 Stock Incentive Plan. (Filed as Appendix B to OGE Energy's Proxy Statement for the 2022 Annual Meeting of Shareholder (File No. 1-12579) and incorporated by reference herein).	X	X
10.14*	OGE Energy's 2023 Annual Executive Incentive Compensation Plan. (Filed as Exhibit 10.14 to OGE Energy's Form 10-K for the year ended December 31, 2022 (File No. 1-12579) and incorporated by reference herein).	X	X
10.15*	Form of Performance Unit Agreement under OGE Energy's 2013 Stock Incentive Plan. (Filed as Exhibit 10.01 to OGE Energy's Form 10-Q for the quarter ended June 30, 2017 (File No. 1-12579) and incorporated by reference herein).	X	X
10.16*	Form of Restricted Stock Unit Agreement under OGE Energy's 2013 Stock Incentive Plan. (Filed as Exhibit 10.01 to OGE Energy's Form 10-Q for the quarter ended March 31, 2019 (File No. 1-12579) and incorporated by reference herein).	X	X
10.17*	Form of Performance Unit Agreement under OGE Energy's 2022 Stock Incentive Plan. (Filed as Exhibit 10.17 to OGE Energy's Form 10-K for the year ended December 31, 2022 (File No. 1-12579) and incorporated by reference herein).	X	X
10.18*	Form of Restricted Stock Unit Agreement under OGE Energy's 2022 Stock Incentive Plan. (Filed as Exhibit 10.18 to OGE Energy's Form 10-K for the year ended December 31, 2022 (File No. 1-12579) and incorporated by reference herein).	X	X
10.19*	OGE Energy Corp. Deferred Compensation Plan (As amended and restated effective October 1, 2016). (Filed as Exhibit 10.37 to OGE Energy's Form 10-K for the year ended December 31, 2016 (File No. 1-12579) and incorporated by reference herein).	X	X
10.20	Copy of the Settlement Agreement filed with the APSC on April 20, 2017. (Filed as Exhibit 99.02 to OGE Energy's Form 8-K filed May 24, 2017 (File No. 1-12579) and incorporated by reference herein).	X	X
10.21	Amended and Restated Credit Agreement dated as of December 17, 2021 by and among OGE Energy Corp. and Wells Fargo Bank, National Association, as Agent, JPMorgan Chase Bank, N.A. and Mizuho Bank, Ltd., as Co-Syndication Agents, MUFG Union Bank, N.A., Royal Bank of Canada and U.S. Bank National Association, as Co-Documentation Agents, and the lenders from time to time parties thereto. (Filed as Exhibit 99.01 to OGE Energy's Form 8-K filed December 21, 2021 (File No. 1-12579) and incorporated by reference herein).	X	

10.22	First Amendment dated as of December 19, 2022, to Amended and Restated Credit Agreement dated as of December 17, 2021, by and among OGE Energy, the Lenders thereto, Wells Fargo Bank, National Association, as Agent, JPMorgan Chase Bank, N.A. and Mizuho Bank, Ltd., as Co-Syndication Agents, and MUFG Bank, Ltd., Royal Bank of Canada and U.S. Bank National Association, as Co-Documentation Agents. (Filed as Exhibit 10.01 to OGE Energy's Form 8-K filed December 19, 2022 (File No. 1-12579) and incorporated by reference herein).	X	
10.23	Amended and Restated Credit Agreement dated as of December 17, 2021 by and among Oklahoma Gas and Electric Company and Wells Fargo Bank, National Association, as Agent, JPMorgan Chase Bank, N.A. and Mizuho Bank, Ltd., as Co-Syndication Agents, MUFG Union Bank, N.A., Royal Bank of Canada and U.S. Bank National Association, as Co-Documentation Agents, and the lenders from time to time parties thereto. (Filed as Exhibit 99.02 to OG&E's Form 8-K filed December 21, 2021 (File No. 1-1097) and incorporated by reference herein).	X	X
10.24	First Amendment dated as of December 19, 2022, to Amended and Restated Credit Agreement dated as of December 17, 2021, by and among OG&E, the Lenders thereto, Wells Fargo Bank, National Association, as Agent, JPMorgan Chase Bank, N.A. and Mizuho Bank, Ltd., as Co-Syndication Agents, and MUFG Bank, Ltd., Royal Bank of Canada and U.S. Bank National Association, as Co-Documentation Agents. (Filed as Exhibit 10.02 to OG&E's Form 8-K filed December 19, 2022 (File No. 1-1097) and incorporated by reference herein).	X	X
10.25	Letter of extension dated as of December 18, 2023 for OGE Energy's and OG&E's credit agreements dated as of December 17, 2021, as amended, by and among OGE Energy and OG&E, for their respective credit facility, the Lenders thereto, Wells Fargo Bank, National Association, as Agent, JPMorgan Chase Bank, N.A. and Mizuho Bank, Ltd., as Co-Syndication Agents, and MUFG Bank, Ltd., Royal Bank of Canada and U.S. Bank National Association, as Co-Documentation Agents. (Filed as Exhibit 10.01 to OGE Energy's Form 8-K filed December 20, 2023 (File No. 1-12579) and incorporated by reference herein).	X	X
21.01+	Subsidiaries of OGE Energy.	X	
23.01+	Consent of Ernst & Young LLP.	X	
23.02+	Consent of Ernst & Young LLP.		X
24.01+	Power of Attorney.	X	
24.02+	Power of Attorney.		X
31.01+	Certifications Pursuant to Rule 13a-14(a)/15d-14(a) As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X	
31.02+	Certifications Pursuant to Rule 13a-14(a)/15d-14(a) As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.		X
32.01+	Certification Pursuant to 18 U.S.C. Section 1350 As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	X	
32.02+	Certification Pursuant to 18 U.S.C. Section 1350 As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.		X
97.01+	Executive Compensation Clawback Policy.	X	X
99.01	Credit Agreement dated as of May 24, 2022 by and among OGE Energy Corp., the Lenders and BOKF NA, dba Bank of Oklahoma as Sole Administrative Agent, Sole Syndication Agent, Lead Arranger and Sole Bookrunner (Filed as Exhibit 99.01 to OGE Energy's Form 10-Q for the quarter ended June 30, 2022 (File No. 1-12579) and incorporated by reference herein).	X	X
99.02	Copy of the APSC Settlement Agreement approval dated May 18, 2017. (Filed as Exhibit 99.01 to OGE Energy's Form 8-K filed May 24, 2017 (File No. 1-12579) and incorporated by reference herein).	X	X
101.INS	Inline XBRL Instance Document - the instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document.	X	X
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents.	X	X
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document (included in Exhibit 101).	X	X

 * Represents executive compensation plans and arrangements.
 + Represents exhibits filed herewith. All exhibits not so designated are incorporated by reference to a
   prior filing, as indicated.

OGE ENERGY CORP.

OKLAHOMA GAS AND ELECTRIC COMPANY

SCHEDULE II - Valuation and Qualifying Accounts

Description	Balance at Beginning of Period		Additions Charged to Costs and Expenses		Deductions (A)		Balance at End of Period
			(in millions)				
Balance at December 31, 2021							
Reserve for Uncollectible Accounts	$	2.6	$	3.2	$	3.4	$	2.4
Balance at December 31, 2022							
Reserve for Uncollectible Accounts	$	2.4	$	2.8	$	3.3	$	1.9
Balance at December 31, 2023							
Reserve for Uncollectible Accounts	$	**1.9**	$	**5.7**	$	**5.4**	$	**2.2**

(A) Uncollectible accounts receivable written off, net of recoveries.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, and State of Oklahoma on February 20th, 2024.

OGE ENERGY CORP.

(Registrant)

By /s/ Sean Trauschke
_____

Sean Trauschke

Chairman of the Board, President

and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Sean Trauschke		
Sean Trauschke	Principal Executive Officer and Director;	February 20, 2024
/s/ W. Bryan Buckler		
W. Bryan Buckler	Principal Financial Officer;	February 20, 2024
/s/ Sarah R. Stafford		
Sarah R. Stafford	Principal Accounting Officer;	February 20, 2024
Frank A. Bozich	Director;	
Peter D. Clarke	Director;	
Cathy R. Gates	Director;	
David L. Hauser	Director;	
Luther C. Kissam, IV	Director;	
Judy R. McReynolds	Director;	
David E. Rainbolt	Director;	
J. Michael Sanner	Director;	
Sheila G. Talton	Director;	
/s/ Sean Trauschke		
By Sean Trauschke (attorney-in-fact)		February 20, 2024

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, and State of Oklahoma on February 20th, 2024.

OKLAHOMA GAS AND ELECTRIC COMPANY

(Registrant)

By /s/ Sean Trauschke
_____

Sean Trauschke

Chairman of the Board, President

and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Sean Trauschke		
Sean Trauschke	Principal Executive Officer and Director;	February 20, 2024
/s/ W. Bryan Buckler		
W. Bryan Buckler	Principal Financial Officer;	February 20, 2024
/s/ Sarah R. Stafford		
Sarah R. Stafford	Principal Accounting Officer;	February 20, 2024
Frank A. Bozich	Director;	
Peter D. Clarke	Director;	
Cathy R. Gates	Director;	
David L. Hauser	Director;	
Luther C. Kissam, IV	Director;	
Judy R. McReynolds	Director;	
David E. Rainbolt	Director;	
J. Michael Sanner	Director;	
Sheila G. Talton	Director;	
/s/ Sean Trauschke		
By Sean Trauschke (attorney-in-fact)		February 20, 2024

121

OGE Energy Corp. Leadership

BOARD OF DIRECTORS

Frank A. Bozich
President and CEO at Trinseo PLC, a global materials company and manufacturer of plastics, latex binders and synthetic rubber

Peter D. Clarke
Retired Partner of Jones Day, a law firm

Cathy R. Gates
Retired Partner of Ernst & Young LLP, an accounting firm

David L. Hauser
Former Chairman and CEO of FairPoint Communications, Inc., a provider of communication services

Luther (Luke) C. Kissam, IV
Former Chairman, President and CEO of Albemarle Corporation, a global specialty chemicals company

Judy R. McReynolds
Chairman, President and CEO of ArcBest Corporation, a full-service integrated logistics solutions provider

David E. Rainbolt
Executive Chairman of BancFirst Corporation, a financial holding company which provides retail and commercial banking services

J. Michael Sanner
Retired Partner of Ernst & Young LLP, an accounting firm

Sheila G. Talton
President and CEO of Gray Matter Analytics, a healthcare analytics solutions company that works with payors and providers

Sean Trauschke
Chairman, President and CEO of OGE Energy Corp. and OG&E

OFFICERS

Sean Trauschke
Chairman, President and CEO of OGE Energy Corp., OG&E

W. Bryan Buckler
Chief Financial Officer – OGE Energy Corp., OG&E

William H. Sultemeier
General Counsel, Corporate Secretary and Chief Compliance Officer – OGE Energy Corp., OG&E

Scott A. Briggs
Vice President – Human Resources – OG&E

Robert J. Burch
Vice President – Utility Technical Services – OG&E

Andrea M. Dennis
Vice President – Transmission and Distribution Operations – OG&E

Keith E. Erickson
Vice President – Sales and Customer Operations – OG&E

Donnie O. Jones
Vice President – Utility Operations – OG&E

Cristina F. McQuistion
Vice President – Corporate Responsibility and Stewardship – OGE Energy Corp., OG&E

Kenneth A. Miller
Vice President – Public and Regulatory Affairs – OG&E

Sarah R. Stafford
Controller and Chief Accounting Officer – OGE Energy Corp., OG&E

David A. Parker
Vice President – Technology, Data and Security – OG&E

Matthew J. Schuermann
Vice President – Power Supply Operations – OG&E

Charles B. Walworth
Treasurer – OGE Energy Corp., OG&E

Johnny W. Whitfield, Jr.
Vice President – Business Intelligence and Supply Chain – OG&E

Christine O. Woodworth
Vice President – Marketing and Communications – OG&E

Investor Information

Annual Meeting

The annual meeting of shareholders is scheduled to be held virtually via the internet at 10 a.m. CDT on Thursday, May 16, 2024. The Board of Directors will request proxies for this meeting and Proxy materials will be available to shareholders on or about April 1, 2024.

Stock Exchange Listing

The New York Stock Exchange lists OGE Energy Corp. common stock for trading under the symbol OGE.

Form 10-K

A copy of the Annual Report to the Securities and Exchange Commission, Form 10-K, will be furnished without charge to any shareholder upon written request by contacting:

OGE Energy Corp.
Investor Relations, MC 503
P.O. Box 321
Oklahoma City, OK 73101-0321

Shareholder Information

Shareholders with questions or in need of assistance concerning their OGE stock accounts should contact OGE's registrar, stock plan administrator, transfer agent and dividend disbursing agent:

Computershare
P.O. Box 43006
Providence, RI 02940-3006
Phone toll free: 1 (888) 216-8114
Toll: 1 (201) 680-6578

Overnight Courier: Computershare
150 Royall St., Ste 101
Canton, MA 02021

Internet account access:
www.computershare.com/investor

Additional Information

Shareholders, analysts, brokers and institutional investors with questions or comments may contact Jason Bailey, Director, Investor Relations at (405) 553-3406.

Stock Purchase Plan

This plan offers a convenient and economical way to purchase OGE Energy Corp. common stock. Plan materials are available on the internet at OGE.com/investors, or a prospectus and enrollment packet may be obtained by calling 1 (888) 216-8114.

Dividend Direct Deposit

Shareholders may have their dividends deposited directly into their checking, savings or money market accounts. To take advantage of this service, please contact the registrar.

Duplicate Annual Reports / 10-K Wrap

To eliminate duplicate mailings, please contact the registrar.

Corporate Governance

All of OGE Energy Corp.'s corporate governance material, including codes of conduct, guidelines for corporate governance and committee charters, is available for public viewing on the OGE Energy Corp. website at OGE.com/governance. OGE Energy Corp.'s corporate governance material also is available upon request sent to OGE Energy Corp.'s Corporate Secretary.

